

Exemption No.:82-4545

Открытое акционерное общество «Уралсвязьинформ»
614096, Россия, г. Пермь, ул. Ленина, 68
телефон (3422) 34-12-00, факс (3422) 34-33-36

р/с 40702810700007230300 в АКИБ «Почтобанк»,
к/с 30101810400000000705, БИК 045773705,
ИНН 5902183094, ОКОНХ 52300, ОКПО 01134530

№ 29-4-312 от 15.01.02
на № от
отдел

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.


02002932

U.S. POST OFFICE DELAYED


SEC MAIL
RECEIVED
PROCESSING
JAN 31 2002
WASH. DC
167
SECTION

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions.

Sincerely yours,

V.Rybakine
General Director


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

исп. Nevecova Elena
телефон 73422 90 58 63

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***19.01.2000***
Code of fact (event, action): ***0200175A19012000***

Last name, first name, patronymic: Zavidov Vladimir Kazmich
Position: member of executive board
A share in the Issuer's charter capital prior to the change: 1.67 %.
A share in the Issuer's charter capital after the change: 1.65 %.
Date of the change in the share of the Issuer's holding: 19.01.2000

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***19.01.2000***
Code of fact (event, action): ***0200175A19012000***

Last name, first name, patronymic: Kovylyaev Valery Nikolaevich
Position: member of executive board
A share in the Issuer's charter capital prior to the change: 0.84 %.
A share in the Issuer's charter capital after the change: 0.83 %.
Date of the change in the share of the Issuer's holding: 19.01.2000

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***7.02.2000***
Code of fact (event, action): ***1800175A07022000***

Issuer's body, which made the decision to carry out the transaction: Board of Directors
Last name, first name, patronymic of transaction contractor:Popov Vladimir Vitalievich – Director of Foreign Economic Activities of OAO „Uralsvyazinform", member of executive board
Date of transaction: 07.02.2000
Transaction description: conclusion of purchase and sale contract of an appartment



General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***7.02.2000***
Code of fact (event, action): ***1800175A07022000***

Issuer's body, which made the decision to carry out the transaction: Board of Directors
Last name, first name, patronymic of transaction contractor: Kuzyayev Sergei Ivanovich – Finance Director – Head of Finance Department of OAO „Uralsvyazinform", member of executive board
Date of transaction: 07.02.2000
Transaction description: conclusion of purchase and sale contract of an appartment

General Director ***V.I. Rybakin***


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ
УРАЛСВЯЗЬИНФОРМ

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***28.02.2000***
Code of fact (event, action): ***1300175A28022000***

Date of Board of Directors meeting, which made the decision: 28.02.2000
Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
February 28, 2000 ***№ 12/3***

Perm
Carried out as an inquiry survey

On award fee to the general director
Through 1998-1999 an intensive work was carried out at OAO "Uralsvyazinform" which involved arranging measures aimed at handling the Y2K problem in relation to traditional and up-to-date communication technologies (mobile communication of GSM-900 and NMT-450 standards, intelligent network, radiopaging, data transmission network). All identification, revision, up-dating, replacement and testing works on Y2K-critical elements of communication technology were made on due time and were borne solely on the Company's account. Thanks to the whole complex of measures being realized, computer and local telephony networks faced no failures on 2000 occurrence. One of the critical Y2K-dates was successfully overcome.
On emphasizing the successful completion of preventive actions against failures and negative effects as to computer-based and data systems, and taking into notice the recommendations of Ministry of RF on communication and informatization (order #5 of 24.01.2000) and these of OAO "Svyazinvest", the Board of Directors
DECIDED
To grant the general director of OAO "Uralsvyazinform" V.I.Rybakin a reward fee at the rate of one monthly wage for the successful fulfillment of Y2K-solving work.

Quorum of the session and results of the votes on the decision: members of the Board of Directors who participated in votes - 7 of 7. Results of the votes: adopted unanimously.

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***15.03.2000***
Code of fact (event, action): ***0200175A15032000***

Last name, first name, patronymic: Zavidov Vladimir Kazmich
Position: member of executive board
A share in the Issuer's charter capital prior to the change: 1.65 %.
A share in the Issuer's charter capital after the change: 1.61 %.
Date of the change in the share of the Issuer's holding: March 15, 2000

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***27.03.2000***
Code of fact (event, action): ***0700175A27032000***

Full name of contracting party: Ministry of Finance of Russian Federation
Mail address and location of the contracting party: 103097 Moscow. Ilyinka Str., 9
Description of the transaction: repayment of foreign currency debts in total of RUR231 mln (DM16,4 mln).

General Director *V.I. Rybakin*



Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***29.03.2000***
Code of fact (event, action): ***0200175A29032000***

Last name, first name, patronymic: Kalashnikova Nadezhda Alekseevna
Position: member of executive board
A share in the Issuer's charter capital prior to the change: 0.031 %.
A share in the Issuer's charter capital after the change: 0.025 %.
Date of the change in the share of the Issuer's holding: 29.03.2000

General Director  *V.I. Rybakin*

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***05.04.2000***
Code of fact (event, action): ***0200175A05042000***

Last name, first name, patronymic: Popov Vladimir Vitalyevich
Position: member of executive board
A share in the Issuer's charter capital prior to the change: 0.106 %.
A share in the Issuer's charter capital after the change: 0.095 %.
Date of the change in the share of the Issuer's holding: 05.04.2000

General Director ***V.I. Rybakin***



Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***10.04.2000***
Code of fact (event, action): ***1500175A10042000***

Date of approval of the date, by which the register of security holders is compiled: 10.04.2000

Date of compilation of security holders list for participation in the AGM: 10.04.2000



General Director ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***10.04.2000***
Code of fact (event, action): ***1300175A10042000***

Date of Board of Directors meeting, which made the decision: 10.04.2000
Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
February 28, 2000 *№ 13/1*

Perm

Carried out via inquiry study

On date, time and location of annual general shareholders' meeting

Following the article 47 of the Federal Law on Joint-stock companies, the item 8.2 of the Company Charter of "Uralsvyazinform", the Board of Directors
DECIDED

1. ***To hold the AGM of May 26, 2000 in the building of Central Toll Station located at Perm, Krupskaya Str., 2.***
2. ***To realize the AGM in form of common presence.***

Quorum of the session and results of the votes on the decision: members of the Board of Directors who participated in votes - 7 of 7. Results of the votes: adopted unanimously.

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***10.04.2000***
Code of fact (event, action): ***0800175A10042000***

Event that entailed one-time increase of assets value by more than 10 per cent:
Accumulation of monetary funds aimed at settlement of the foreign currency liabilities to Ministry of Finance of Russian Federation.
Date of occurrence: 10.04.2000
Value of assets by the end of the quarter, preceding the month of occurrence: RUR 2 370 909 thousand.
A change in the value of assets at absolute ratio: RUR 298 418 thousand.
A change in the value of assets at percentage ratio: 12.6 per cent

General Director ***V.I. Rybakin***


ОТКРЫТОЕ
ОБЩЕСТВО
УРАЛСВЯЗЬИНФОРМ

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***12.04.2000***
Code of fact (event, action): ***1300175A12042000***

Date of Board of Directors meeting, which made the decision: 12.04.2000
Complete wording of the decision adopted, in compliance with the minutes of the Board of Directors session:

DECISION
Of the Board of Directors
№ 14/1

On the agenda of the annual general shareholders' meeting

Pursuant to the article 54 of the Federal Law on Joint-stock companies, the item 8.5 of the Company Charter, and the decision №13 as of 10.04.2000 the Board of Directors
DECIDED

1. ***To approve the following agenda of the AGM of OAO "Uralsvyazinform" to be held on May 26, 2000.***
2. ***The approval of members' list of the calculation commission.***
3. ***The approval of the annual report, balance sheet, profit and loss statement of the Company, distribution of its profits and losses as of 1999, and schedule of distribution of profits and losses as of 2000.***
4. ***Election of members of the Company's Board of Directors***
5. ***Amendments and additions to the Company Charter***
6. ***Approval of the new edition of the Company Charter***
7. ***Amendments and additions to the Provision on the Board of Directors***
8. ***Dividend payments as of 1999, the amount, terms and way of repayment***
9. ***Additional one-member election to the Auditing Commission of the Company***
10. ***Approval of the Company's Auditor***

DECISION
Of the Board of Directors
№ 14/2

On way of informing shareholders about the holding of AGM

Pursuant to the article 54 of the Federal Law on Joint-stock companies, the item 8.5 of the Company Charter, the Board of Directors
DECIDED

1. ***To publish the notification on holding the general shareholders' meeting in "Zvezda" and***

"Mestnoye Vremya" newspapers not later than April 26, 2000.

2. *To deliver the message to the shareholders along with the voting papers not later than April 26, 2000.*
3. *Approve the text of message to the shareholders concerning the AGM*

DECISION
Of the Board of Directors
№ 14/3

On approval of the form and text of voting papers on items of the agenda of the AGM

Pursuant to the articles 54, 60 of the Federal Law on Joint-stock companies, the Board of Directors
DECIDED
The forms and text of voting papers on all items of the agenda of the AGM as of May 26, 2000.

DECISION
Of the Board of Directors
№ 14/4

On the list of data, presented to the shareholders in the course of preparation for the AGM

Pursuant to the article 54 of the Federal Law on Joint-stock companies, the Board of Directors
DECIDED
To provide access to the documents enlisted below to those entitled to participate in the AGM of May 26, 2000 in the course of preparation to the AGM:

1. *The annual report, balance sheet, profit and loss statement of the Company, distribution of its profits and losses as of 1999, and schedule of distribution of profits and losses as of 2000.*
2. *The conclusion of the Company's Auditing Commission*
3. *The conclusion of the Company's Auditor on the results of annual revision of the Company's financial and economical activities*
4. *List of candidates to the Company's Board of Directors*
5. *Draft amendments and additions to the Company Charter*
6. *Draft of the new edition of the Company Charter*
7. *Draft amendments and additions to the Provision on the Board of Directors*
8. *Data on a candidate to the Auditing Commission of the Company*
9. *Data on the Company's Auditor*

DECISION
Of the Board of Directors
№ 14/5

On members' list of calculation commission

Pursuant to the article 56 of the Federal Law on Joint-stock companies, items 2.5 and 2.6 of the Provision on the procedure of AGM of OAO "Uralsvyazinform", the Board of Directors
DECIDED

1. ***To offer the AGM of May 26, 2000 to approve the following members of the calculation commission:***

Vaneev Anatoly Mikhailovich
Bushmakina Tatyana Gennadievna
Kazantsev Boris Vladimirovich
Kandakov Dmitry Nikolaevich
Korolyov Dmitry Victorovich
Bystrykh Dmitry Evgenyevich
Neverova Elena Valerievna

2. ***To charge upon the general director the conclusion of agreements with calculation commission members on responsibility for disclosure of confidential information, made known to members of the calculation commission as a result of their work, which is envisaged by the legislation of RF in force.***

DECISION
Of the Board of Directors
№ 14/6

On nomination of the secretariat of the AGM as of May 26, 2000

Pursuant to items 2.10 and 2.11 of the Provision on the procedure of AGM of OAO "Uralsvyazinform", the Board of Directors
DECIDED

1. ***To nominate Chulakov Konstantin Kharlampovich for the post of an authorized secretary of the AGM of May 26, 2000***
2. ***To nominate as members of the secretariat of AGM of May 26, 2000 the following persons:***

1. ***Dulkina Natalya Neronovna***
2. ***Perina Lidia Timofeevna***
3. ***Sinitsina Olga Andreevna***
4. ***Sokolova Ludmila Vasilyevna***

DECISION
Of the Board of Directors
№ 14/7

On numerical membership and identities of Registration commission of AGM as of May 26, 2000

Pursuant to items 2.8 of the Provision on the procedure of AGM of OAO "Uralsvyazinform", the Board of Directors
DECIDED

1. ***To approve the numerical membership of the registration commission of 21 persons.***
2. ***To approve the following persons as members of the registration commission:***

Vlasova Elena Vladimirovna
Gavrilova Vera Nikolaevna
Gavrilova Nadezhda Valerievna
Goryacheva Nadezhda Alexandrovna

Gulevich Larissa Leonidovna
Zamaraeva Natalya Alekseevna
Kuminova Galina Alexandrovna
Mansurova Varvara Mikhailovna
Marenina Klavdia Georgievna
Melentyeva Albina Gainemukhamedovna
Melchenko Tatyana Ivanovna
Pavlova Elena Victorovna
Prikhodko Oksana Vlaimirovna
Starzhinsky Mark Alexandrovich
Stolyarova Ludmila Ivanovna
Semyonova Valentina Nikolaevna
Semikina Valentina Nikolaevna
Trandin Sergei Ivanovich
Shevchuk Mikhail Vladimirovich
Shestak Natalya Alexandrovna
Yakimova Elena Anatolyevna

3. *To charge upon the general director the conclusion of agreements with registration commission members on responsibility for disclosure of confidential information, made known to members of the registration commission as a result of their work, which is envisaged by the legislation of RF in force.*

DECISION
Of the Board of Directors
№ 14/8

On AGM speakers

Pursuant to items 3.1 of the Provision on the procedure of AGM of OAO "Uralsvyazinform", the Board of Directors
DECIDED
To appoint the following speakers on items of the agenda of the AGM as of May 26, 2000:
Item 1: "Approval on calculation commission members".
Speaker – Kotomtsev Vladimir Borisovich.
Item 2: "Approval of the annual report, balance sheet, profit and loss statement of the Company, profits and losses distribution scheme as of 1999, and schedule of profits and losses distribution as of 2000".
Speaker – Rybakin Vladimir Ilyich.
Item 3: "Election of Board of Directors' members".
Speaker – Tchulakov Konstantin Kharlampovich.
Item 4: "Amendments and additions to the Company Charter".
Speaker – Kalashnikova Nadezhda Alekseevna
Item 5: "Approval of new edition of the Company Charter".
Speaker – Kalashnikova Nadezhda Alekseevna
Item 6: " Amendments and additions to the Provision on the Board of Directors".
Speaker – Kalashnikova Nadezhda Alekseevna
Item 7: "1999 annual dividends repayment, the amount, terms and procedure of repayment"

Speaker – Onuchina Lidia Vladimirovna
Item 8: "additional one-member election to Auditing Commission of the Company"
Speaker – Trukhan Oleg Anatolyevich
Item 9: "Approval of the Company's auditor"
Speaker – Onuchina Lidia Vladimirovna

DECISION
Of the Board of Directors
№ 14/9

On the annual report, balance sheet, profit and loss statement of the Company, profits and losses distribution scheme as of 1999, and schedule of profits and losses distribution as of 2000

On considering the documents presented, and following the item 9.7.26 of the Company's Charter the Board of Directors
DECIDED

1. ***To adopt the preliminary annual report, balance sheet, profit and loss statement of the Company, profits and losses distribution scheme as of 1999, and schedule of profits and losses distribution as of 2000***
2. ***To suggest that AGM of May 26, 2000 approve the annual report, balance sheet, profit and loss statement of the Company, profits and losses distribution scheme as of 1999, and schedule of profits and losses distribution as of 2000***
3. ***To take into consideration the conclusions of the Revision Commission and the Company's Auditor on the results of the annual revision of financial and economical activities***

DECISION
Of the Board of Directors
№ 14/10

On introduction of amendments and additions to the Company's Charter, and approval of new edition of the Company's Charter.

On considering the Shareholders' suggestions, and following point 1 of item 1 of the article 48 of the Federal Law on Joint-stock companies, and item 8.8.1 of the Company's Charter, the Board of Directors
DECIDED

1. ***To suggest that AGM of May 26, 2000 introduce amendments and additions to the Company's Charter.***
2. ***To suggest that AGM of May 26, 2000 approve the new edition of the Company's Charter subject to the amendments and additions, specified in the item 1 of this decision.***

DECISION
Of the Board of Directors
№ 14/11

On introduction of amendments and additions to the Provision on the Board of Directors

Following the item 9.1 of the Company's Charter the Board of Directors
DECIDED

To suggest that AGM of May 26, 2000 introduce amendments and additions to the Provision on the Board of Directors.

DECISION
Of the Board of Directors
№ 14/12

On repayment of 1999 annual dividends, amount, terms and procedure of repayment

Following the item 3 of the article 42 of the Federal Law on Joint-stock companies, and article 13 of the Company's Charter, the Board of Directors
DECIDED
To recommend the AGM to approve decision to repay 1999 annual dividends at the rate of 0.1 kopecks per one ordinary nominal share of the Company at pat value of 0.104311893459048, the repayment being made in terms and according to the procedure, established by the Company's Charter.

DECISION
Of the Board of Directors
№ 14/13

On additional one-member election to the Revision Commission

Following the point 9 of the item 1 of the article 48 and article 85 of the Federal Law on Joint-stock companies, and articles 8.8.9, 11 of the Company's Charter, the Board of Directors
DECIDED

To suggest that AGM of May 26, 2000 elect Yankovsky Sergei Borisovich in addition to the Company's Revision Commission

DECISION
Of the Board of Directors
№ 14/14

On approval of the Company's Auditor

Following the article 48 of the Federal Law on Joint-stock companies, the Board of Directors
DECIDED
To suggest that AGM approve PLC "PriceWaterHouse Coopers" as the Company's Auditor on Russian and international accounting standards.

General Director  ***V.I. Rybakin***

Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***25.04.2000***
Code of fact (event, action): ***1400175A25042000***

Grounds for repayment: conversion
Type, category, form of the issue's securities on repayment: common nominal non-documentary shares
Federal registration number of the issue's shares that are repaid: 1-06-00175A
Par value of each security of this type: RUR 0.104311893459048
Number of securities of this type: 8 743 937 729
Number of securities repaid: 8 743 937 729

General Director *V.I. Rybakin*



Information on a significant fact (event, action) that affected the Issuer's financial and economic activities.

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin Str., 68***
Issuer's code: ***00175-A***

Date of occurrence (event, action): ***26.05.2000***
Code of fact (event, action): ***1200175A26052000***

Type of general meeting: annual

Form of holding the general meeting: by way of mutual presence

Date of general meeting: 26.05.2000

Location of general meeting: Perm, Krupskaya Str., 2, Perm Toll Center

Quorum of general meeting: 7,942,912,855 common voting shares participated in votes, which constitutes 90.84 per cent of votes.
Items on the voting list, and results on votes, full wording decisions, adopted by the general meeting are stated below.

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #1
Perm

On 1st item
Approval of members list
of calculation commission

Pursuant to the subpoint 14 of the 1st item of the article 48, article #56 of the Federal Law on Joint-stock companies, and the item 8.8.14 of the Company Charter, the AGM

DECIDED

To approve the following members of the calculation commission:
Bushmakina Tatyana Gennadievna
Vaneev Anatoly Mikhailovich
Kazantsev Boris Vladimirovich
Kandakov Dmitry Nikolaevich
Korolyov Dmitry Victorovich
Bystrykh Dmitry Evgenyevich
Neverova Elena Valeryevna

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #2
Perm

On 2nd item
Approval of the annual report,
Balance sheet, profit and loss statement of the Company,
Profits and losses distribution for the year of 1999,
Schedule of distribution of profits and losses for the year of 2000

Pursuant to the subpoint 11 of the 1st item of the article 48, the Federal Law on Joint-stock companies, and the item 8.8.11 of the Company Charter, the AGM

DECIDED

To approve the annual report, balance sheet, profit and loss accounts of the Company, the distribution scheme for profits and losses as of 1999, and the distribution schedule of profits and losses as of 2000.

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #3
Perm

On 3rd item
Election of members of the Board of Directors
of the Company

Pursuant to the subpoint 4 of the 1st item of the article 48 of the Federal Law on Joint-stock companies, and the item 8.8.4 of the Company Charter, the AGM

DECIDED

to elect the following members to the Board of Directors of OAO "Uralsvyazinform"
Belov Vadim Evgenievich
Grigorieva Alla Borisovna
Juk Vladimir Alexandrovich
Perminov Leonid Mikhailovich
Rybakin Vladimir Ilyich
Sanachyov Victor Petrovich
Shubin Igor Nikolaevich

DECISION
Of annual general shareholders' meeting
of OAO "Uralsvyazinform"
May 26, 2000 #4
Perm

On the 4th item
Amendments and additions
to the Company Charter

Pursuant to the subpoint 1 of the 1st item of the article 48 of the Federal Law on Joint-stock companies, and the item 8.8.1 of the Company Charter, the AGM

DECIDED
to introduce amendments and additions to the Company Charter

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #5
Perm

On the 5th item
Approval of new edition of the Company Charter

Pursuant to the subpoint 1 of the 1st item of the article 48 of the Federal Law on Joint-stock companies, and the item 8.8.1 of the Company Charter, the AGM

DECIDED

To approve the new edition of the Company Charter (enclosed)

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #6
Perm

On the 6th item
Amendments and additions to
The Provision on the Board of Directors

Pursuant to the 2nd item of the article 66 of the Federal Law on Joint-stock companies, and the item 9.1 of the Company Charter, the AGM

DECIDED

To introduce amendments and additions to the Provision on the Board of Directors
DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #7
Perm

On the 7th item
Repayment of annual dividends of 1999,
the amount, terms and way of repayment

Pursuant to the article 42 of the Federal Law on Joint-stock companies, and the items 13.2 and 13.3 of the Company Charter, the AGM

DECIDED
To repay annual dividends of 1999 at the rate of 0.1 kopecks per one corporate common nominal share of par value RUR0.104311893459084, the repayment is due to be carried out in terms and conditions, specified in the Company Charter.

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 21, 1999 #8
Perm

On the 8th item
Additional one-member election to the auditing commission

Pursuant to subpoint 9 of the item 1 of the article 48 of the Federal Law on Joint-stock companies, item 8.8.9 of the Company Charter, item 5.2 of the Provision on the Auditing Commission, the AGM

DECIDED

To elect in addition Yankovski Sergei Borisovich to the auditing commission

DECISION
Of annual general shareholders' meeting
Of OAO "Uralsvyazinform"
May 26, 2000 #9
Perm

On the 9th item
Approval of the Company's auditor

Pursuant to subpoint 10 of the item 1 of the article 48 of the Federal Law on Joint-stock companies, the AGM

DECIDED
To approve "PriceWaterhouse Coopers Audit" plc as the Company's auditor with regard to Russian and international accounting standards.

General Director ***V.I. Rybakin***



Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***19.12.2000***
Fact's (event's, action's) code: ***1300175A19122000***

Date of Board of Directors session: 19.12.2000

Full wording of the decision taken:

DECISION
taken by the Board of Directors
№9/2
On the approvement of Uralsvyazinform's business plan for 2001.
Guided by Articles 54 of the Federation Law "On the joint Stock Companies" and Article 8.5 of the Company Charter the Board of Directors has taken the following DECISION:

1. To approve the Uralsvyazinform's business plan for 2001 (attached).

DECISION
taken by the Board of Directors
№9/3
On the placement of Uralsvyazinform bonds.

Guided by Articles 54 of the Federation Law "On the joint Stock Companies" r the Board of Directors has taken the following DECISION:

To place the bonds of the following series: 01, 02, 03, 04, 05, 06, 07, 08, 09, 10.
The total amount of each series is RUR 5 mln.
The method of placement of each series is closed subscription, the only purchaser being OAO "Parma".

DECISION
taken by the Board of Directors
№9/5
On the issue of funded loan of JSC "Uralsvyazinform"
Guided by Articles 54 and 60 of the Federation Law "On the joint Stock Companies" the Board of Directors has taken the following DECISION:
To approve the decision to issue the following series of Uralsvyazinform's bonds: 01, 02, 03, 04, 05, 06, 07 09, 10 (attached).
Session's quorum: 7 persons took part in the session.
Voting results: approved unanimously.
V. Rybakin
General Director



Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***27.04.2001***
Fact's (event's, action's) code: ***1500175A27042001***

Date of Board of Directors session: 27.04.2001

Full wording of the decision taken:
To fix the list of shareholders having the right to take part in the Extraordinary General Shareholders Meeting, to be held on June 15, 2001, as of April 27, 2001.

Session's quorum: 7 persons took part in the session.
Voting results: approved unanimously



V. Rybakin
General Director

Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***15.06.2001***
Fact's (event's, action's) code: ***1200175A15062001***

Type of meeting: Annual General Shareholders Meeting
Form of meeting: joint attendance of shareholders
The date of AGM: 15.06.2001

Place of AGM: Perm, Krupskaya str., 2, Toll Exchange

Meeting's quorum: 7 209 287 908 common voting shares or 82.45% of the total number of placed voting common shares have taken part in voting.

Items put to the vote and results of voting and full wording of the decisions approved by the AGM:

RESOLUTION №1
of the Uralsvyazinform AGM
June 15, 2001

Voting on the first item : the Formation of the Company Calculation Commission. Approval of the Calculation Commission

Guided by Article 48.1.14 and Article 56 of the Federal Law on Joint Stock Companies and Article 8.8.14 of the Company Charter, the AGM
HAS TAKEN THE DECISION:
1. To form the Calculation Commission of 7 persons.

Voting results: "FOR" - 7 179 287 802 votes, i.e. 99.80% , "AGAINST" – 322 462 votes, i.e. 0.00%, 1 120 000 votes ABSTAINED, i.e. 0.02%.

2. To approve the following Calculation Commission:

Tatiana G. Bushmakina
Anatoly M. Vaneev
Dmitry N. Kandakov
Dmitry V. Koroliev
Dmitry E. Bistrykh
Elena V. Neverova
Boris F. Nikituk

Voting results: "FOR" - 7 118 859 694 votes, i.e. 98.96% , "AGAINST" – 152 658 votes, i.e. 0.00%, 1 469 222 votes ABSTAINED, i.e. 0.02%.

THE DECISION HAS BEEN APPROVED

RESOLUTION №2
of the Uralsvyazinform AGM
June 15, 2001

Voting on the second item : Approval of the Annual Report, balance sheet, Company profit and loss items, their distribution in 2000 and the planned profit and loss distribution in 2001.

Guided by Article 48.1.11 of the Federal Law on Joint Stock Companies and Article 8.8.11 of the Company Charter, the AGM
HAS TAKEN THE DECISION:
To approve the Annual Report, Balance Sheet, Company profit and loss items, their distribution in 2000 and the planned profit and loss distribution in 2001

Voting results: "FOR" - 7 184 507 524 votes, i.e. 99.87% , "AGAINST" – 238 222 votes, i.e. 0.00%, 4 012 097 votes ABSTAINED, i.e. 0.06%.

THE DECISION HAS BEEN APPROVED

RESOLUTION №3
of the Uralsvyazinform AGM
June 15, 2001

Voting on the third item : Election of the Board of Directors members

Guided by Article 48.1.4 of the Federal Law on Joint Stock Companies and Article 8.8.4 of the Company Charter, the AGM
HAS TAKEN THE DECISION:

To elect the following members of the Uralsvyazinform's Board of Directors:

1. *Vadim E. Belov*
2. *Yuri A. Bilibin*
3. *Alla B. Grigorieva*
4. *Vladimir A. Zhuk*
5. *Anton I. Osipchuk*
6. *Leonid M. Perminov*
7. *Vladimir I. Rybakin*

Voting results:

1. Vadim E. Belov	*7 373 458 628*
2. Yuri A. Bilibin	*7 355 736 060*
3. Alla B. Grigorieva	*7 365 251 428*
4. Vladimir A. Zhuk	*5 813 905 440*
5. Anton I. Osipchuk	*7 352 490 088*
6. Leonid M. Perminov	*5 980 240 834*
7. Vladimir I. Rybakin	*8 638 240 658*
8. Victor P. Sanachiev	*370 221 320*
9. Vladimir G. Chukavin	*52 143 887*

RESOLUTION № 4
of the Uralsvyazinform AGM
June 15, 2001

Voting on the fourth item: Quantification of the maximum number of the authorized common and preferred shares of the Company

Guided by Article 48.1.4 of the Federal Law on Joint Stock Companies and Article 8.8.5 of the Company Charter, the AGM

HAS TAKEN THE DECISION:

1. To increase the number of common shares with par value of RUR 0,12 each which the Company may place additionally to the already placed shares (authorized common shares) up to 35 000 000 000 shares.

Voting results: "FOR" - 7 100 651 568 votes, i.e. 98.76% , "AGAINST" – 20 822 080 votes, i.e. 0.29%, 2 756 085 votes ABSTAINED, i.e. 0.04%

2. To define in the Company Charter the preferred shares with par value of RUR 0,12 each, 15 000 000 000 shares in number, which the Company may place additionally to the already placed shares (authorized preferred shares).
Voting results: "FOR" - 7 093 227 911 votes, i.e. 98.65% , "AGAINST" – 21 453 221votes, i.e. 0.30%, 4 678 317 votes ABSTAINED, i.e. 0.07%

THE DECISION HAS BEEN APPROVED

RESOLUTION № 5
of the Uralsvyazinform AGM
June 15, 2001

Voting on the fifth item: Introducing of changes and amendments into the Company Charter.

Approval of a new edition of the Company Charter

Guided by Article 48.1.1 of the Federal Law on Joint Stock Companies and Article 8.8.1 of the

Company Charter, the AGM

HAS TAKEN THE DECISION:

1. *To introduce changes and amendments into the Company Charter.*
2. *To approve the new edition of the Company Charter*

Voting results: "FOR" - 7 069 115 104 votes, i.e. 98.31%, "AGAINST" – 423 590 votes, i.e. 0.01%, 4 839 489 votes ABSTAINED, i.e. 0.07%

THE DECISION HAS BEEN APPROVED

RESOLUTION № 6
of the Uralsvyazinform AGM
June 15, 2001

Voting on the sixth item: Dividends payment for 2000, their amount, payment procedure and terms

Guided by Article 42 of the Federal Law on Joint Stock Companies and Articles 13.3.2 and 13.3.3 of the Company Charter, the AGM

HAS TAKEN THE DECISION:

To pay the annual dividends for 2000 of 0,1 kopeck per 1 common registered share of the Company. The payment shall be done in cash in the period from July 16 up to the end of the fiscal year 2001

Voting results: "FOR" - 7 183 641 264 votes, i.e. 99.93%, "AGAINST" – 2 676 049 votes, i.e. 0.04%, 561 147 votes ABSTAINED, i.e. 0.01%

THE DECISION HAS BEEN APPROVED

RESOLUTION № 7
of the Uralsvyazinform AGM
June 15, 2001

Voting on the seventh item: Approval of a new edition of the Company Regulation on the Revision Commission

Guided by Article 85.2 of the Federal Law on Joint Stock Companies and Articles 11.1 of the Company Charter, the AGM

HAS TAKEN THE DECISION:

To approve a new edition of the Company Regulation on the Revision Commission.

Voting results: "FOR" - 7 182 345 344 votes, i.e. 99.92%, "AGAINST" – 380 658 votes, i.e. 0.01%, 4 235 804 votes ABSTAINED, i.e. 0.06%

THE DECISION HAS BEEN APPROVED

RESOLUTION № 8
of the Uralsvyazinform AGM
June 15, 2001

Voting on the eighth item:

Anticipatory resigning of the members of the Company Revision Commission. Election of the members of the Company Revision Commission.

Guided by Article 48.1.9 of the Federal Law on Joint Stock Companies and Articles 8.8.8.9 of the Company Charter, the AGM

HAS TAKEN THE DECISION:

1. To terminate the powers of the members of the Company Revision Commission ahead of time.

Voting results: "FOR" - 7 113 545 483 votes, i.e. 98.95%, "AGAINST" – 1 200 503 votes, i.e. 0.02%, 3 082 228 votes ABSTAINED, i.e. 0.04%

2. To elect the Company Revision Commission consisting of the following members :
Svetlana I. Balueva
Tatyana E. Gorelkina
Dmitri A. Milovantsev
Sergei V. Podosinov
Sergei B. Yankovsky

Voting results: Svetlana I. Balueva "FOR" – 5 931 246 719 votes, i.e. 98.03%, "AGAINST" – 490 002 votes, i.e. 0.01%, 664 577 votes ABSTAINED, i.e. 0.01%
Tatyana E. Gorelkina "FOR" – 5 925 527 253 votes, i.e. 97.94%, "AGAINST" – 435 526 votes, i.e. 0.01%, 6 278 519 votes ABSTAINED, i.e. 0.1%
Dmitri A. Milovantsev "FOR" – 5 916 548 120 votes, i.e. 97.79%, "AGAINST" – 13 743 867 votes, i.e. 0.23%, 1 949 311 votes ABSTAINED, i.e. 0.03%
Sergei V. Podosinov "FOR" – 5 915 672 votes, i.e. 97.77%, "AGAINST" – 13 796 523 votes, i.e. 0.23%, 2 772 085 votes ABSTAINED, i.e. 0.05%
Sergei B. Yankovsky "FOR" – 5 924 880 549 votes, i.e. 97.93%, "AGAINST" – 4 960 568 votes, i.e. 0.08%, 2 427 981votes ABSTAINED, i.e. 0.04%

RESOLUTION № 9
of the Uralsvyazinform AGM
June 15, 2001

Voting on the ninth item: Approval of the Company auditors for 2001

Guided by Article 48.1.10 of the Federal Law on Joint Stock Companies and Article 8.8.10 of the Company Charter, the AGM

HAS TAKEN THE DECISION:

To approve ZAO "Arthur Andersen" as the Company auditors for 2001

Voting results: "FOR" - 7 166 367 419 votes, i.e. 99.69% , "AGAINST" – 1 598 748 votes, i.e. 0.02%, 17 389 277 votes ABSTAINED, i.e. 0.24%

THE DECISION HAS BEEN APPROVED

V. Rybakin
General Director


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***16.07.2001***
Fact's (event's, action's) code: ***1300175A16072001***

Date of Board of Directors session: 16.07.2001

Full wording of the decisions taken:

1. To consider it reasonable to reorganize the Company in the form of merging with
JSC "Svyazinform" of Chelyabinsk Region,
JSC "Uraltelecom" of Sverdovsk Region, ,
JSC "Khantymansiyskokrtelecom",
JSC "Tyumentelecom",
JSC "Elektrosvyaz" of Kurgan Region and
JSC "Yamalelektrosvyaz"

2. To approve the draft merger agreements between the Company and
JSC "Svyazinform" of Chelyabinsk Region,
JSC "Uraltelecom" of Sverdovsk Region, ,
JSC "Khantymansiyskokrtelecom",
JSC "Tyumentelecom",
JSC "Elektrosvyaz" of Kurgan Region and
JSC "Yamalelektrosvyaz"

3. To pass the item "On reorganization of the Company in the form of merging of JSC "Uralsvyazinform" with
JSC "Svyazinform" of Chelyabinsk Region;
JSC "Uraltelecom" of Sverdovsk Region,
JSC "Khantymansiyskokrtelecom";
JSC "Tyumentelecom",
JSC"Elektrosvyaz" of Kurgan Region;
and JSC "Yamalelektrosvyaz"
to be approved by the Extraordinary General Shareholder Meeting.

To approve the drafts merger agreements between the Company and
JSC "Svyazinform" of Chelyabinsk Region,
JSC "Uraltelecom" of Sverdovsk Region, ,
JSC "Khantymansiyskokrtelecom",
JSC "Tyumentelecom",

JSC "Elektrosvyaz" of Kurgan Region and
JSC "Yamalelektrosvyaz"

4. To authorize the General Director of Uralsvyazinform to sign the merger agreements.

5. To convene the of JSC "Uralsvyazinform" in the form of shareholders joint attendance in order to consider the item of "On reorganization of the Company in the form of merging of JSC "Uralsvyazinform" with

JSC "Svyazinform" of Chelyabinsk Region;
JSC "Uraltelecom" of Sverdovsk Region,
JSC "Khantymansiyskokrtelecom";
JSC "Tyumentelecom",
JSC"Elektrosvyaz" of Kurgan Region;
and JSC "Yamalelektrosvyaz"

6. To hold the Extraordinary General Shareholders Meeting on September 27, 2001 in Perm, Krupskaya str. 2, at 10:00 a.m.

7. The registration for shareholders participating in the Extraordinary General Shareholders Meeting shall start at 8:00 a.m. and finish at 10:00 a.m.

8. To fix July 29,2001 as the cut-off date for making the list of shareholders having right to take part in the Extraordinary General Shareholders Meeting

9. To approve the following agenda for the Extraordinary General Shareholders Meeting to be held on September 27, 2001:

1) On reorganization of the Company in the form of merging of JSC "Uralsvyazinform" with
JSC "Svyazinform" of Chelyabinsk Region;
JSC "Uraltelecom" of Sverdovsk Region,
JSC "Khantymansiyskokrtelecom";
JSC "Tyumentelecom",
JSC"Elektrosvyaz" of Kurgan Region;
and JSC "Yamalelektrosvyaz"

To approve the drafts merger agreements between the Company and
JSC "Svyazinform" of Chelyabinsk Region,
JSC "Uraltelecom" of Sverdovsk Region, ,
JSC "Tyumentelecom",
JSC "Khantymansiyskokrtelecom",
JSC "Yamalelektrosvyaz"
and JSC "Elektrosvyaz" of Kurgan Region

2) On the amendment and edit the Company Charter

10. To approve the following list of information to be submitted to the shareholders when preparing the Eextraordinary Shareholders Meeting:

- *draft agreement between JSC "Uralsvyazinform" and JSC "Svyazinform" of Chelyabinsk Region,*

- *draft agreement between JSC "Uralsvyazinform" and JSC "Uraltelecom" of Sverdovsk Region, ,*
- *draft agreement between JSC "Uralsvyazinform" and JSC "Tyumentelecom",*
- *draft agreement between JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom",*
- *draft agreement between JSC "Uralsvyazinform" and JSC "Yamalelektrosvyaz"*
- *draft agreement between JSC "Uralsvyazinform" and JSC "Elektrosvyaz" of Kurgan Region;*
- *a draft of amendments to be introduced into the Company Charter;*
- *accounting documents as of the last reporting date preceding the date of the Extraordinary General Shareholders Meeting ;*
- *presentation concerning the reorganization issues;*
- *materials on the estimation of price and ratio calculations for exchange of the Company shares as well as for market price of the Company shares in order to fix the redemption share price;*

11. To approve the form and text of Resolutions for voting at the Extraordinary General Shareholders Meeting to be held on September 27, 2001.

12. To take note of the information on the fulfillment of decisions taken by the Board of Directors in the 1st quarter of 2001.

Session's quorum: 7 persons took part in the session.
Voting results: approved unanimously

V. Rybakin
General Director



Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***20.07.2001***
Fact's (event's, action's) code: ***1300175A20072001***

Date of Board of Directors session: 20.07.2001

Full wording of the decision taken:

1. ***To fix the cost of the services the Company receives under the Agency Agreement with non-commercial partnership "Research Center of Telecommunications Development Problems" as not exceeding the market cost of such services.***
2. ***To enter into Agency Agreement with non-commercial partnership "Research Center of Telecommunications Development Problems" which pursuant to Article 81 of the Federal Law on Joint Stock Companies, is acknowledged as a deal of interest,***

Session's quorum: 5 persons took part in the session.
Voting results: "FOR" – 4 persons, 1 person ABSTAINED.

V. Rybakin
General Director


УРАЛСВЯЗЬИНФОРМ

Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***13.08.2001***
Fact's (event's, action's) code: ***1300175A13082001***

Date of Board of Directors session: 13.08.2001

Full wording of the decision taken:

1. ***To acknowledge it to be expedient to reserve some funds in the 2nd half of the current year to finance the mentioned works as per scope put into the corrected Company business-plan for 2001.***

2. ***To coordinate the Agreement of commission №1 dd.14.06.2001 and Agreement of commission № 2 dd. 01.08.2001 signed with NP "Research Center of Telecommunications Development Problems", which, pursuant to Article 81 of the Federal Law on Joint Stock Companies, are acknowledged as deals of interest.***

3. ***To approve the Agreement on services provision signed with NP "Research Center of Telecommunications Development Problems", to the amount of 1% of target earnings in the 2nd half of the current year (RUR10 542) less amounts due under Agreements of commission №№ 1 and 2 which, pursuant to Article 81 of the Federal Law on Joint Stock Companies, are acknowledged as deals of interest. To authorize the General Director to transfer the above-mentioned amount by equal installments in August and September until the Board of Directors approves the business plan correction for 2001.***

4. ***To fix the cost of the services the Company receives under the above-mentioned deals as not exceeding the market cost of such services.***

Session's quorum: 5 persons took part in the session.
Voting results: "FOR" – 4 persons, "AGAINST" – 1 person, 2 persons have not voted.

Pursuant to Article 5.8 of the Regulations on Board of Directors, the decision has been taken.

V. Rybakin
General Director


РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***14.08.2001***
Fact's (event's, action's) code: ***0100175A14081999***

Issuer's managing body subjected to changes: collegiate executive body – Management Board
Full names of elected Management Board members:

1. ***Vladimir Illich Rybakin***
2. ***Oleg Ivanovich Bukharinov***
3. ***Vyacheslav Nikolaevitch Davydkin***
4. ***Vladimir Kazmitch Zavidov***
5. ***Nadezhda Alexeevna Kalashnikova***
6. ***Valery Nikolaevitch Kovylyaev***
7. ***Sergei Ivanovitch Kuzyaev***
8. ***Larissa Veniaminovna Nagovitsina***
9. ***Lidia Vladimirovna Onuchina***
10. ***Alexander Mikhailovitch Osipov***
11. ***Alexander Anatolievitch Palkin***
12. ***Vladimir Vitalievitch Popov***
13. ***Viktor Petrovitch Sanachiev***
14. ***Vladimir Georgievitch Chukavin***
15. ***Alexander Petrovitch Fedoseev***

The personal share in the Issuer's charter capital of the persons being the Issuer's shareholders:

1. ***Vladimir Illich Rybakin – 4.74%***
2. ***Oleg Ivanovich Bukharinov –0.0%***
3. ***Vyacheslav Nikolaevitch Davydkin – 1.18%***
4. ***Vladimir Kazmitch Zavidov –1.61%***
5. ***Nadezhda Alexeevna Kalashnikova – 0.025%***
6. ***Valery Nikolaevitch Kovylyaev – 0.83%***
7. ***Sergei Ivanovitch Kuzyaev – 0.0%***
8. ***Larissa Veniaminovna Nagovitsina - 0.002%***
9. ***Lidia Vladimirovna Onuchina- 0 .046%***
10. ***Alexander Mikhailovitch Osipov – 0.057%***
11. ***Alexander Anatolievitch Palkin – 0.81%***
12. ***Vladimir Vitalievitch Popov – 0.095%***
13. ***Viktor Petrovitch Sanachiev - 2.5%***
14. ***Vladimir Georgievitch Chukavin –0.11%***
15. ***Alexander Petrovitch Fedoseev- 0.009%***

Date of introduced changes: August 14, 2000

The authorized Issuer's body having approved the decision which is the basis of the above mentioned changes: Board of Directors
Date of Board of Directors session: August 14, 2000

V. Rybakin
General Director



Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***14.08.2001***
Fact's (event's, action's) code: ***1300175A14082001***

Date of Board of Directors session: 14.08.2001

Full wording of the decision taken:
To fix the market value of Uralsvyazinform's shares to be redeemed from the shareholders, who voted against the reorganization of the Company or who did not take part in the voting of this item and duly raised the demand to redeem their shares, as RUR 0.18 per common share.

Session's quorum: 6 persons took part in the session.
Voting results: approved unanimously

V. Rybakin
General Director



Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***28.08.2000***
Fact's (event's, action's) code: ***1100175A28082000***

Type of securities: Registered non-documentary bonds

Series: 99

Tranche of series 99: 27.08.99-2.09.99
Date of return on bonds charging:28.08.00
Period of return on bonds payment: from 28.08.00 to 2.09.00
Interest paid per bond of tranche 27.08.99-2.09.99: RUR 3.07 per bond
Total number of the bonds of tranche 27.08.99-2.09.99, series 99, with return charged: 12 051 bonds
Total number of the bonds of tranche 27.08.99-2.09.99, series 99, with return paid: 12 051 bonds
Type of charged return on bonds: cash assets

Series: Д3

Tranche of series Д3: Д327.11.98-3.12.98
Date of return on bonds charging: 28.08.00
Period of return on bonds payment: from 28.08.00 to 3.09.00
Interest paid per bond of tranche: RUR 3.07 per bond
Total number of the bonds of tranche Д327.11.98-3.12.98, series Д399, with return charged: 12 456 bonds
Total number of the bonds of tranche Д327.11.98-3.12.98, series Д399, with return paid: 12 456 bonds
Type of charged return on bonds: cash assets

Type of securities: Registered non-documentary bonds
Series: 00
Tranche of series 00: 29.05.00
Date of return on bonds charging: 28.08.2000
Date of return on bonds payment: 29.08.2000
Interest paid per bond of tranche 29.05.00, series 00: RUR 4.95 per bond
Total number of the bonds of tranche 29.05.00, series 00, with return charged: 1895 bonds
Total number of the bonds of tranche 29.05.00, series 00, with return paid: 1895 bonds
Type of charged return on bonds: cash assets

Type of securities: Registered non-documentary bonds
Series: 00
Tranche of series 00: 30.05.00
Date of return on bonds charging: 28.08.2000
Date of return on bonds payment: 30.08.2000
Interest paid per bond of tranche 30.05.00, series 00: RUR 4.93 per bond
Total number of the bonds of tranche 30.05.00, series 00, with return charged: 1455 bonds
Total number of the bonds of tranche 30.05.00, series 00, with return paid: 1455 bonds
Type of charged return on bonds: cash assets

Type of securities: Registered non-documentary bonds
Series: 00
Tranche of series 00: 31.05.00
Date of return on bonds charging: 28.08.2000
Date of return on bonds payment: 31.05.2000
Interest paid per bond of tranche 31.05.00, series 00: RUR 4.9 per bond
Total number of the bonds of tranche 31.05.00, series 00, with return charged: 2021 bonds
Total number of the bonds of tranche 30.05.00, series 00, with return paid: 2021 bonds
Type of charged return on bonds: cash assets

Type of securities: Registered non-documentary bonds
Series: 00
Tranche of series 00: 1.06.00
Date of return on bonds charging: 28.08.2000
Date of return on bonds payment: 1.09.2000
Interest paid per bond of tranche 1.06.00, series 00: RUR 4.86 per bond
Total number of the bonds of tranche 1.06.00, series 00, with return charged: 5615 bonds
Total number of the bonds of tranche 1.06.00, series 00, with return paid: 5615 bonds
Type of charged return on bonds: cash assets

Type of securities: Registered non-documentary bonds
Series: 00
Tranche of series 00: 2.06.00
Date of return on bonds charging: 28.08.2000
Date of return on bonds payment: 4.09.2000
Interest paid per bond of tranche 2.06.00, series 00: RUR 4.86 per bond
Total number of the bonds of tranche 2.06.00, series 00, with return charged: 1973 bonds
Total number of the bonds of tranche 2.06.00, series 00, with return paid: 1973 bonds
Type of charged return on bonds: cash assets



V. Rybakin
General Director

Information on the important fact (event, action) effecting Issuer's financial and economic activities

Open joint-stock company "Uralsvyazinform"
Location: ***Russia, 614096 Perm, Lenin str., 68***
Issuer's code: ***00175-A***

Date of the fact (event, action): ***2.10.2001***
Fact's (event's, action's) code: ***1200175A02102001***

Type of AGM: Extraordinary General Shareholders Meeting

The date of the Extraordinary Meeting: 27.09.2001

Place of Extraordinary Meeting: Perm, Krupskaya str., 2

Meeting's quorum: 7 5142 651 606 common voting shares or 85.92% of the total number of placed voting common shares.

Voting results: "FOR" - 7 427 902 788 votes, i.e. 98.87%, "AGAINST" – 70 803 271 votes, i.e. 0.94%, 5 309 160 votes ABSTAINED, i.e. 0.07%.

Full wording of the decision taken:

1. ***To reorganize the open joint stock company "Uralsvyazinform" in the form of merging with JSC "Uraltelecom" of Sverdovsk Region, , JSC "Tyumentelecom", JSC "Khantymansiyskokrtelecom", JSC "Yamalelektrosvyaz" and JSC "Elektrosvyaz" of Kurgan Region;***

   To approve merger agreement between open JSC "Uralsvyazinform" and JSC "Svyazinform" of Chelyabinsk Region;

   merger agreement between open JSC "Uralsvyazinform" and JSC "Uraltelecom" of Sverdovsk Region,

   merger agreement between open JSC "Uralsvyazinform" and JSC "Khantymansiyskokrtelecom";

   merger agreement between open JSC "Uralsvyazinform" and JSC "Tyumentelecom",

   merger agreement between open JSC "Uralsvyazinform and JSC"Elektrosvyaz" of Kurgan Region;

   merger agreement between open JSC "Uralsvyazinform" and JSC "Yamalelektrosvyaz"

Pursuant to Article 8.8, 8.8.2, 8.12 of the Uralsvyazinform Charter THE DECISION HAS BEEN TAKEN.



V. Rybakin
General Director

Registered:
«___»___________________________________2000
Federal registration number__________________

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Type and form of securities:

Nominal non-documentary ordinary shares

Approved in compliance with the decision of the Board of Directors of OAO "Uralsvyazinform" as of December 3, 1999, protocol # pursuant to the decision on the charter capital increase by means of scaling up the par value of the stock, that was adopted by the Board of Directors of OAO "Uralsvyazinform" on December 3, 1999, protocol # .

Location and mail address of the Issuer:
614096 Perm
Lenin Str, 68
Telephone: (3422) 34-12-00

General Director
OAO "Uralsvyazinform"
«_____»_____________199__.



V.I. Rybakin
Company stamp

Зарегистрировано:
«27» марта 2000г.
государственный регистрационный номер
1-07-00175-А
Федеральная комиссия по рынку ценных бумаг

Заместитель Председателя ФКЦБ России Колесников



РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество «Уралсвязьинформ»

Вид и форма ценных бумаг:
именные бездокументарные обыкновенные акции

Утверждено решением совета директоров ОАО "Уралсвязьинформ" «3» декабря 1999 года Протокол № 9 на основании решения об увеличении уставного капитала путем увеличения номинальной стоимости акций, принятого советом директоров ОАО "Уралсвязьинформ" «3»декабря 1999 года Протокол № 9

Место нахождения и почтовый адрес эмитента:
614096 г. Пермь
ул. Ленина, 68
Телефон: (3422) 34-12-00

Генеральный директор
ОАО "Уралсвязьинформ"
«3» декабря 1999г.



В.И.Рыбакин
М.П.

Data on shares

1. Type of securities issued – ordinary shares;
2. Form – nominal non-documentary stock.
3. Mandatory centralized custody is not envisaged as securities' form is non-documentary.
4. Par value of one share of this issue is RUR0.12.
5. Shareholders' rights

- Each ordinary share of the Organization places a shareholder - its holder to the disposal of equal amount of rights.
- Shareholders – owners of ordinary Company shares are entitled to participate in the General Shareholders Meeting, and dispose of a vote on all the questions in his/her competence, passed personally or via authorized representatives, and are qualified to receive dividends, and in case of liquidation of the Company, bear rights to receive a share of the Company's assets.
- Each shareholder is entitled to alienate shares in his ownership without any acceptance on the part of other shareholders.
- Shareholders – owners of ordinary Company shares have a pre-eminent right to purchase additional placements' shares of the Company.
- Shareholders have a right to demand extracts from the register of shareholders in an order specified by the legislation in force. In order to do so, one is supposed to pass an appropriate application to the registrar – "Central Moscow Depositary" located 107066, Moscow, Olkhovskaya Str., 22., tel.: (095) 264-44-23
- Shareholders are entitled to put items on the agenda of the AGM, nominate and elect candidates to the posts in executive and supervisory bodies according to the Company Charter and the Federal Law on Joint Stock Companies.
- A shareholder is obliged to contribute to fulfillment of the Company goals, make shareholders' decisions complying with the Company Charter, keep undisclosed confidential information on Company's activities, fulfil requirements of present Charter and its bodies.
- A shareholder is to pay up the shares in due terms and time, envisaged at their placement. A shareholder is not exempt from obligation to pay up Company shares, including an exemption by means of Company debt settlement.

6. Number of shares issued - 8 743 937 729.
7. Overall number of shares placed in this category - 8 743 937 729.
8. Way of placement of the securities

8.1. Way of shares' placement

Conversion

8.2. Time and order of shares' placement

Conversion is carried out after federal registration of the issue on the 21th work-day within one day time.

One ordinary share at par value of RUR0,104311893459048 is conversed into one ordinary share at par value of RUR0,12.

Disclosure of the information concerning the securities' issue is exercised by publishing a newsletter in "Mestnoye Vremya" and "Zvezda" newspapers in five days after the federal registration of the issue.

Registered «____»____________________

____

____

(Signature of an authorized person,
Stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Open joint-stock company "Uralsvyazinform"
Shortened English version

Ordinary nominal shares were issued as non-documentary stock
Federal registration number 1-07-00175-A
Date of federal registration of the issue March 27, 2000.
Approved by the Board of Directors of OAO "Uralsvyazinform" on
«___»________ 2000. Protocol № ____ i._____.
Location, mail address and contact phone numbers
Russia, 614096, Perm, Lenin St., 68. Tel.: (3422) 34-12-00, 33-40-21

General director
OAO "Uralsvyazinform"



V.I. Rybakin.

Chief accountant _______________ L.V. Onuchina.

Company stamp

"____" __________ 2000.

Perm 2000

Зарегистрировано "10" мая 2000 г.

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России

(подпись ответственного лица)



(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

обыкновенные акции

Государственный регистрационный номер выпуска **1-07-00175-А**
Дата государственной регистрации выпуска **27 марта 2000 г.**

Утвержден Совет директоров ОАО"Уралсвязьинформ" 26 апреля 2000 г. Протокол № 15.

Место нахождения: Россия, 614096, г. Пермь, ул. Ленина, 68.
Почтовый адрес: Россия, 614096, г. Пермь, ул. Ленина, 68.
Контактный телефон: (3422) 34-12-00, 90-58-97
Факс: (3422) 33-34-36



В.И. Рыбакин
Генеральный директор ОАО «Уралсвязьинформ»



Л.В.Онучина
Главный бухгалтер

26 апреля 2000 г.



М.П.

1. Actual start and end date of conversion of shares - April 25, 2000.
2. Par value of one share RUR0,12.
3. Number of securities placed de facto - 8'743'937'729.
4. Overall amount of funds obtained from shares' placement - 0 (zero) rubles. Foreign currency pa ment or other property settlement did not take place.
5.Actual placement price is not indicated.
6.Foreign currency payment or other property settlement did not take place.
7. Cash payments for shares were not contributed.
8. The share of securities placed.
100 per cent of overall number of securities was placed as of 25.04.2000.

Registered:

____

____

____

____

PROSPECTUS

Brief English version

Joint Stock company "Uralsvyazinform"

Type and form of securities:

Nominal non-documentary

Common shares

Nominal value: RUR0,12

Number of shares: 8743937729

Approved by:
The Board of Directors of Open Joint-Stock company "Uralsvyazinform
«___»____________ 2001

Chairman ____________ /____________/
Stamp

The registration body is not responsible for authenticity of the information contained in the prospectus, and does not assume any attitude towards the securities placed.

The information, provided in this prospectus is due to be disclosed in compliance with the legislation of Russian Federation relating to securities.

Officials:

General director ____________________ V. I. Rybakin
Chief Accountant ____________________ L. V. Onuchina
"___"____________" 2001 Stamp

Auditors
Publicly Limited company "Perm Auditing Chamber"
General director ____________________ S. V. Voronov
Expert advisor ____________________ E. K. Popovich

"____"___________" 1999 Stamp

Perm • 1999

Зарегистрирован: „27" марта 2000 г.
государственный регистрационный номер 1-07-00175
Федеральная комиссия по рынку ценных бумаг
Заместитель Председателя ФКЦБ России А. С. Колесников



ПРОСПЕКТ ЭМИССИИ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Вид и форма ценных бумаг:

именные бездокументарные обыкновенные акции

Номинальная стоимость: 0,12рублей

Количество акций: 8743937729штук

Утвержден:
Советом директоров открытого акционерного общества "Уралсвязьинформ"
«3» декабря 1999 г.

Председатель Белоус

М.П.



Регистрирующий орган не отвечает за достоверность информации, содержащейся в данном проспекте эмиссии, и фактом его регистрации не выражает своего отношения к размещаемым ценным бумагам.

Информация, содержащаяся в настоящем проспекте эмиссии, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах.

Руководители:
Генеральный директор ____________ В. И. Рыбакин
Главный бухгалтер ____________ Л. В. Онучина
"3" декабря 1999 года М. П.



Аудиторская фирма
Закрытое акционерное общество «Пермская аудиторская палата»
Генеральный директор ____________ С. В. Воронов
Эксперт консультант ____________ Е. К. Попович

"3" декабря 1999 года М. П.



г. Пермь • 1999

к вх. 1993

A. INFORMATION ON THE ISSUER

10. Full name.

Russian - Открытое акционерное общество "Уралсвязьинформ".
English - Joint-Stock Company "Uralsvyazinform".

11. Abbreviated name.

Russian - OAO "Уралсвязьинформ".
English - J.S.C. "Uralsvyazinform".

12. Identification number.

INN 5902183094.

13. Issuer's industry reference.

OKONH codes: 52300, 72200

14. Location, mail address and contact telephones of the Issuer.

JSC "Uralsvyazinform" location corresponds to its mail address: 614096 Russian Federation, Perm, Lenin str., 68, phone numbers: (3422) 34-38-72, (3422) 34-12-00, fax: (3422) 34-33-36; e-mail: ursi@permonline.ru

- Stakeholder, holding over 5 per cent of Issuer's votes.
  5 per cent of votes is owned by Open joint-stock company "Communication Investment Company"(abbreviated to OAO "Svyazinvest". Location: 103375, Moscow, Tverskaya St., 7; mail address: 119121, г. Moscow, Pluschikha St., 55, bld. 2. Its share in the charter capital of the Issuer is 53,2 per cent (number of shares - 4 651 683 696).

15. Organizational structure of OAO "Uralsvyazinform.

An excerpt from the Issuer's Company Charter

Article 8. **General Shareholders Meeting**

8.1. The supreme Company body is the General Shareholders Meeting. The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders

The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders Meeting

8.2. Annual General Shareholders Meeting is held at least two months after and the latest six months after the finishing a fiscal year.

The Annual General Shareholders Meeting deals with the problems of elections of the Board of Directors, auditing commission, approving Company auditors, considers Annual Company Reports, submitted by the Board of Directors, balance sheet, Profit and Loss accounting of the Company and distribution of profit and losses.

8.2. Extraordinary Shareholders Meetings.

8.3. The date and procedure of the Shareholders Meeting, the list of shareholders having the right to take part in the GENERAL MEETING, the date of the list compiling, the notifying of the shareholders, the list of documents to be presented to the shareholders during the preparation to the GENERAL MEETING are approved by the Company Board of Directors.

8.5. General Shareholders Meeting is convoked by notification the shareholders at least 30 calendar days prior to the General Shareholders Meeting. At least 30 calendar days prior to the date of the General Shareholders Meeting, the Board of Directors shall notify the Company share-

holders via publishing in press and in local regional newspapers "Zvezda" and "Permskie Novosty" the corresponding announcements with the agenda of the Meeting. Not later than 30 calendar days prior to the date of the General Meeting the Company must send Voting resolutions to its shareholders.

The notification shall contain: the Company name and location; the date, time and place of General Meeting; the agenda approved by the Board of Directors; place where the shareholders could get to know the agenda documents; date of compiling the shareholders having the right to participate in General Meeting. The approving of the General Meeting agenda is an exclusive competence of the Board of Directors.

A shareholder (s) of the Company having in aggregate not less than 2 per cent of voting shares, at least 45 days after finishing the fiscal year is entitled to introduce not more than two written proposals into the AGM agenda and nominate their candidates for the Board of Directors and to the Auditing Commission, the number of which cannot exceed the numerical membership of these bodies.

8.6. An Extraordinary General Shareholders Meeting is held under the decision of the Company Board of Directors based on its own initiative, at the request of the Auditing Commission, Company auditors, as well as at the request of a shareholder (s) possessing not less than 10 per cent of voting shares of the Company as of the date of the request.

8.7 Except for the cases provided for by the acting legislation, quorum for all the meetings is set if by the end of registration for participation in General Meeting the shareholders (or their authorized representatives) have registered who in aggregate posses more than a half (50 per cent) of placed Company voting shares.

In case of sent Resolutions, which were received by the Company at least two days prior to the date of the General Shareholders Meeting, they are taken into account when setting the quorum and summarizing the results of voting.

If no quorum is reached to hold the General shareholders Meeting, the Chairman shall announce the date of new General Meeting; this should not be later than 20 days after.

Shareholders having rights to participate in AGM are defined by the shareholders list compiled for the failed General Meeting. The changing of agenda is not allowed.

New General Meeting convoked instead of the failed one is competent in case shareholders, possessing in aggregate 30 per cent of the Company placed voting shares, have registered to participate in this General Meeting by the end of such registration.

8.8. The following aspects are the competence of the General Meeting. The resolution on these aspects are taken by the majority of shareholders of the Company voting shares taken part in the General Meeting if other is not provided for by the article 8.12 of the Charter:

8.8.1. Introducing changes and amendments into the Company Charter or approval of new edition of the Company Charter except the cases stated in Article 8.9 of the Charter.

8.8.2. Reorganization of the Company.

8.8.3. Liquidation of the Company, appointment of the liquidation commission and the approval of intermediate and final liquidation balance sheet.

8.8.4. Definition of the numerical membership of the Company Board of Directors, election of its members and pre-term termination of their powers.

8.8.5. Number of authorized shares

8.8.6. Increasing of the Company charter capital by raising share par value or by placing additional shares.

8.8.7. Decreasing of the Company charter capital by reducing share par value, purchasing by the Company a part of shares in order to reduce their total amount or to cancel not fully paid shares

or by canceling the Company shares.

8.8.8. Establishing of the personal executive body of the Company, pre-term termination of its powers.

8.8.9. Election of the Company auditing committee (inspector) and pre-term termination of its powers.

8.8.10. Approval of the Company auditors.

8.8.11. Approval of annual reports, balance sheets, profit & loss accounting and profit & loss distribution.

8.8.12. Taking the decision on non-use of the shareholder's right of priority to procure the Company shares or securities converted into shares, according to the procedure set by the acting legislation.

8.8.13. Order of the General Meeting

8.8.14.Establishing the counting commission.

8.8.15. Setting the ways of publishing materials (information) for the shareholders.

8.8.16. Splitting and consolidation of the shares.

8.8.17. Entering into the transactions which are of interest, if the payment for transaction and the property being the subject of the deal exceed 2 per cent of the Company assets and if the deal provides for the placing of the Company voting shares exceeding 2 per cent of earlier placed shares.

8.8.18. Entering into major deals connected with the procurement and alienation of the property the price of which is more than 50 per cent of the book cost of the Company assets. 8.8.19. Participation in holding companies and financial groups.

8.8.20. Taking decisions on other matters being the competence of the Meeting pursuant to the acting legislation.

8.9. Decisions on the matters set forth in Article 8.8 hereof, are the exclusive competence of the General Meeting and cannot be passed to the executive body of the Company.

Decisions on the matters being the exclusive competence of the General Meeting cannot be passed to the Board of Directors except those set forth in articles 8.8.1, 8.8.6 in case of a decision to increase the charter capital of and introduce the corresponding changes and amendments into the Company Charter related to such an increase and concerning which the Board of Directors is competent to take decisions pursuant to the acting Charter.

8.10. The General Meeting has no right to consider and take the decisions on the matters out of its competence.

8.11 Decisions on the matters set forth in Articles 8.8.2, 8.8.12, 8.8.15-18 are taken by the General Meeting only under the proposal of the Board of directors.

8.12. Decisions on the matters, set forth in Articles 8.8.1-3, 8.8.5, 8.8.18 hereof, are taken by the three-fourth majority of votes participating in the General Meeting.
8.13. The shares belonging to the members of the Company Board of Directors or to the persons from the management bodies of the Company cannot take part in the voting concerning the matters set forth in Article 8.8.9 of the Charter when the auditing committee is elected. These votes are excluded from the total number of voting shares when the counting is done.
8.14. The General Meeting cannot take decisions on the matters not included into the agenda as well as to change the agenda.

8.15. The voting at the General Meeting is effected based on the principle "one Company voting share - one vote ", except the cases of cumulative voting on elections of the Board of Directors' members when one voting share accounts for the votes equal to the candidates to the Company Board of Directors.

8.16. The voting on the agenda items at the General Meeting is done by Resolutions (voting-papers). The forms and the text of the Resolutions are approved by the Board of Directors.

8.17. The results of voting are published at the General Shareholders Meeting or in the mass media.

8.18. The decision of the General Meeting may be taken without the General Meeting convoking - by absentee voting (questionnaire), however the decision on the matters set forth in Article 8.2 hereof cannot be taken by absentee voting (by questionnaire). The decisions taken by voting by questionnaire and the results of voting are notified to the shareholders within 45 days from the date of such decision had been taken.

8.19. The decision of General Meeting taken by absentee voting (questionnaire), is considered to be valid if in the General Meeting took part the shareholders in aggregate possessing at least a half of the Company voting shares.

Article 9. The Board of Directors of the Company

9.1. The Board of Directors of the Company is the body conducting the general management of the Company's activities. The main task of the Board's members is working out of the Company policy towards the increase of the Company profitability, fulfillment of plans and programs of its development and other goals. The activity of the Board of Directors is regulated by the Regulations on the Board of Directors, approved by the General Shareholders Meeting.

9.2. The members of the Board of Directors are elected by the AGM to the term of one year, and they may be reelected without any limitations. The powers of the Board of Directors are valid from the date of its election by the AGM up to the election (reelection) it by the next AGM.

9.3. A member of the Board of Directors may be a shareholder or its representative, possessing at least 2.0% of the Company charter capital or representing the interest of such a shareholder(s). A member of the Board of Directors is a natural person, a nominee to the Board of Directors by the Company shareholders and possessing least 2.0% of the Company voting shares.

9.4. 7 persons are elected to the Board of Directors of the Company. The members of the Company collegiate executive body shall not be the majority of the Board of Directors.

9.5. The Chairman of the Board of Directors is elected from the members of the Board of Directors by its majority of votes. The Chairman of the Board of Directors presides at the meetings of the Board of Directors.

9.6. According the decision of the General Shareholders Meeting the members of the Company Board of Directors receive remuneration during fulfilling their duties and compensations for all the costs related to the fulfillment of the functions of Board of Directors members.

9.7. The following matters are the exclusive competence of the Company Board of Directors:
9.7.1. Defining the priorities of the Company activities.
9.7.2. Convoking the Annual and Extraordinary Shareholders Meetings, except the cases provided for by the RF legislation.
9.7.3. Approval of the AGM agenda.
9.7.4. Approving of the date for the compiling the shareholders list, who have a right to participate in the General Meeting; form, date, place and time of General Meeting; form and text of Resolutions (voting papers); information presented to the shareholders while preparing the General Meeting; number and names of participants of a counting commission; some other provisions pursuant to the Federal Law. 9.7.5. Submitting to the General Meeting the issues under items 2,12,15-18 of Article 8.8 of the Charter.

9.7.6. Increasing the Company charter capital by raising shares par value or by placing the shares in the number and category (type) of the authorized shares as well as the introducing of the corresponding changes into the Company Charter.
9.7.7. Placing shares and other securities by the Company
9.7.8. Evaluation of the market value of the property.
9.7.9. Acquisition of the placed by the Company shares and other securities.
9.7.10.Establishing of collegiate executive body of the Company - Management Board and pre-term termination of its powers, setting the size of remuneration and compensations to its members, approving the Regulations on the Management Board and On General Director. 9.7.11. Recommendations concerning the remuneration and compensations to the members of the counting commission of the Company, and payment to the auditors.
9.7.12. Recommendations concerning the size of annual dividends on shares, date and procedure of their payment.
9.7.13. Usage of reserve and other funds of the Company.
9.7.14. Approval of new documents of the Company, regulating the activities of the executive bodies of the Company.
9.7.15. Establishing, reorganization and liquidation of affiliated companies and representative offices of the Company.
9.7.16. Taking the decision to participate in other organizations and corporations of commercial companies.
9.7.17. Entering into major transactions concerning the acquisition and alienation of the property with the price of 25-50 per cent of book value of the assets of the Company or related to the placing of a package of common shares equal to more than 25 per cent of early placed common shares of the Company.
9.7.18. Entering into the transactions if it is of any interest.
Elections of the Chairman of the Board of Directors.
9.7.20. Redemption by the Company the placed shares in cases provided by Federal law "On joint-stock companies".
9.7.21. Approval of decisions on securities issue, prospectus issue and reports on securities issue results
9.7.22. Taking the decision on intermediate dividends payment.
9.7.23. Taking the decision on independent registrar.
9.7.24. Agreement on a transaction or some interconnected transactions concerning the direct or indirect alienation or acquisition of Company property the cost of which is 5-25 per cent of book value of the Company assets as the date of taking such decisions done by the executive bodies except transactions entered into during routine economic activities.
9.7.25. Defining composition, scope and protection of information being the commercial secret.
9.7.26. Preliminary approval of Annual Reports.
9.7.27. Other issues pursuant to the Company Charter and Federal law "On joint-stock companies".
9.8 Issues of exclusive competence of the Board of Directors cannot be transferred to the executive body of the Company.

9.9. *Meetings of the Board of Directors* are held as required, but not less than once a quarter. Meetings of the Board of Directors are held at the request of a member of the Board of Directors, Company auditing committee or Company auditors or executive body of the Company.
9.10. The Chairman of the Board of Directors presides at the meetings of the Board of Directors, organizes protocols recording.
9.11. One of the Board of Directors Meetings is held at least 120 days after a fiscal year completing consider the draft of the Company annual balance sheet, profit & loss accounting and Auditors' conclusion.
Annual reports should be preliminary approved by the Board of Directors at least 30 days prior to the AGM.
9.12.Every member of the Board of Directors is notified in written form and order set by the Board of Directors. The notification shall include the agenda, all the necessary documents related to the agenda. The Board of Directors shall not consider the issues not mentioned in the agenda.

If required any meeting of the Board of Directors may be postponed if all the present members of the Board agree.
9.13. Each Member of the Board of Directors has one vote. The quorum is constituted by presence of at least half of the elected members of the Board. The decisions at the meetings are taken by the majority of votes except for the decisions concerning entering into a major deal the subject of which is the property with cost of 25-50 percent of the book cost of the Company assets; concerning the changes and amendments to the Company Charter in accordance with Article 9.7.6 hereof. The decisions on such a deal and introducing the changes and amendments into the Charter shall be taken unanimously. If not these issues shall be settled by the General Meeting.
Decisions concerning the priorities of the Company activities (approval of Business-plans) and on the Company participation in other organizations shall not be taken without a consent of a shareholder (or his representative) possessing at least 40 per cent of the Company voting shares. The transfer of a vote from one member of the Board of Directors to some other member is prohibited.

9.14. The members of the Board of Directors when performing their rights and duties shall act in the interests of the Company and to do this conscientiously and reasonably. The members of the Board of Directors are responsible to the Company in accordance with the acting legislation of RF.

Article 10. **Executive bodies of the Company**

10.1. The current activities of the Company are guided by the one-man executive management body of the Company - General Director appointed, by the General Shareholders Meeting, and by the collegiate executive body - the Management Board, appointed by the Board of Directors under the proposal of the General Director. The General Director is appointed from the candidates proposed by the shareholder(s), possessing in aggregate at least two per cent of the Company charter capital. The shareholder(s), possessing in aggregate at least two per cent of the Company charter capital, can nominate a candidate to the post of the General Director at least 45 days from the date of starting the fiscal year when the appointment of the General Director is going to be. General Director is the Chairman of the Management Board. The Board of Directors establishes the Management Board numbering not more than 15 members.

10.2. The competence of the Company Executive bodies are all the matters related to the Company management activities except the matters of exclusive competence of the General Meeting and the Board of Directors.
10.3. The Company Executive bodies follow up the fulfillment of decisions of the General Meeting and those of thc Board of Directors.
10.4. Rights and duties of the General Director and of members of the Management Board on fulfillment of management of the Company current activities are subject to the acting legislation, this Charter, Regulations on the General Director< Regulations on the Board of Directors and to the contract signed by each of them with the Company. The contracts with the General Director and with the members of the Management Board on behalf of the Company are signed by a person authorized by the Board of Directors.
The General Director is appointed for the term not less than 2 years and not more than 5 years.
The rights and duties, term of office and the remuneration of his labor are determined by a contract, concluded on behalf of the Company by a person authorized by the Board of Directors.

10.5 The General Director acts on behalf of the Company without power of attorney, including the following; he acts for the Company, enters into the deals on behalf of the Company within his powers, set forth by the Company Charter, approves the staff, issues orders and instructions obligatory for all the Company employees, signs all the documents on behalf of the Company, presides at General Meeting, and fulfills administrative measures concerning the development of list of information to be the commercial secret of the Company, issues orders and instructions to protect the commercial secret.

10.6 Collegiate executive body of the Company - the Management Board - acts

The collegiate body of the Company – the Management Board - acts by virtue of the Company Charter and Regulations on Management Board, approved by the Board of Directors. The competence of the Management Board is the preparation of offers on policy, strategy and programs of communications development in the region, improvement of quality of services rendered; approval of the quarterly financial plans of the Company, investments plans and capital expenditures plans; determining the personnel and social policy of the Company, organizes the accounting record and book-keeping.
The Regulations on the Management Board is approved by the Board of Directors of the Company
The sittings of the Management Board are organized by the General Director of the Company. The sittings of the Management Board are recorded and the protocols are signed by the General Director.

10.7. The General Director and the members of the Management Board are responsible to the Company pursuant to the acting legislation.

16. The Issuer's Board of Directors members.

The list is formed according to the data that is actual on the date of decision to issue securities and stated in the table 2.

List of members of administrative body (Board of Directors) of the Issuer Table 2.

№ п/п	Surname, name, patronymic, date of birth	Position
1	2	3
1	**Rybakin** Vladimir Ilyich 1955	General director of OAO «Uralsvyazinform»
2	**Juk** Vladimir Alexandrovich 1934	President of the regional department of communication services employees trade union
3	**Perminov** Leonid Mikhailovich 1940	Head of department of State Communication Surveillance.
4	**Sanachyov** Victor Petrovich 1949	Deputy director - executive director of OAO "Uralsvyazinform"
5	**Shubin** Igor Nikolaevich 1955	Deputy governor of Perm region
6	**Grigorieva** Alla Borisovna 1967	Deputy administrator of department for OAO "Svyazinvest" share holdings management.
7	**Belov** Vadim Yevgenievich 1958	Deputy director of OAO "Svyazinvest"

Belov Vadim Yevgenievich is the director of the Issuer's Board of Directors

Board of Directors' members do not own holdings in the charter capital of affiliated and paternalized (dependent) organizations.

17. One-man and collegiate executive bodies of the Issuer.

The list is formed according to the data that is actual on the date of decision to issue securities and stated in the table 3.

The list of one-man and corporate (Administration) executive bodies of the Issuer.

Table 3.

№ п/п	Surname, name, patronymic, date of birth	Position
1	2	3
1	**Rybakin** Vladimir Ilyich 1955	General director of OAO «Uralsvyazinform»
2	**MIkov** Alexandre Sergeevich 1959	Technical director for RND
3	**Davydkin** Vyacheslav Nikolaevich 1950	Director of capital construction
4	**Bakov** Valery Georgievich 1938.	Director of Long-distance Telephone and Telegraph Exchange
5	**Sanachyov** Victor Petrovich 1949	Deputy director - executive director of OAO "Uralsvyazinform"
6	**Popov** Vladimir Vitalievich 1950	Director of foreign economic affairs
7	**Onuchina** Lidia Vladimirivna 1949	Chief accountant
8	**Zavidov** Vladimir Kazmich 1948	Director of Berezniki city communication center
9	**Kuzyaev** Sergei Ivanovich 1962	Finance director, Head of finance department
10	**Osipov** Alexandre Mikhailovich 1946	Operation and maintenance Director: Chief of communications and IT O&M department
11	**Chuvakin** Vladimir Georgievich 1946.	Director of Kungur city communication center
12	**Martyushev** Igor Andreevich, 1938	Director of Osa city communication center
13	**Palkin** Alexandre Anatolievich, 1949	Director of Lysva city communication center
14	**Kovylyaev** Valery Nikolaevich 1946	Director of Kudymkar city communication center
15	**Kalashnikova** Nadezhda Alekseevna 1950	Chief of legal department

The one-man executive body of the Issuer is Rybakin V.I.

C. DATA ON THE ISSUER'S FINANCIAL SITUATION

BALANCE SHEET

		Codes
	Form № 1 of OKUD	0710001
For 9 months of 1999	Date (yy-mm-dd)	
Organization: **Open joint stock company "Uralsvyazinform"**	of OKPO	01134530
Industry: **telecommunications**	of OKONH	52300
Legal status: **open joint stock company**	of KOPF	47
State estate management body:	of OKPO	
Measurement unit: **RUR thousand**	of SOEI	
	Scheduled sum	

ASSETS	Line code	At the beginning of the year	At the end of the year
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	5 364	6 990
Organization expenses	111	-	-
Patents, licenses, trademarks and other similar rights and assets	112	160	264
Fixed assets (01, 02, 03)	120	1 548 507	1 565 463

Land lots and objects of nature management	121	1 805	2 464
Buildings, constructions, machines and equipment	122	1 432 825	1 370 376
Construction in progress (07, 08, 61)	130	98 686	249 494
Long-term investments (06,82)	140	11 563	11 680
Investments in subsidiaries	141	-	-
Investments in dependent organizations	142	-	-
Investments in other organizations	143	11 563	11 680
Loans, granted to organizations for periods not exceeding 12 months	144	-	-
Other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL non-current assets	190	1 664 120	1 833 627
II. CURRENT ASSETS			
Inventories	210	43 710	71 807
Raw materials, materials and other similar valuables (10, 15, 16)	211	30 096	50 203
Animals fattened (11)	212	367	65
Low-value and high-wear (non-durable) objects (12, 13, 16)	213	3 512	4 986
Goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	214	-	-
Finished products and goods for resale (40, 41)	215	9 039	14 362
Goods shipped (45)	216	32	-
Expenses of future periods (31)	217	664	2 185
Other resources and expenses	218	-	-
VAT on valuables (goods) purchased (19)	220	6 215	6 060
Accounts receivable (payments due over 12 months after reporting date)	230	624	469
Clients and customers (62, 76, 82)	231	-	-
Bills receivable (62)	232	-	-
Debts of affiliated and dependent organizations (78)	233	-	-
Advances distributed (61)	234	-	-
Other debtors	235	624	469
Accounts payable (payments due during 12 months after reporting date)	240	288 750	382 587
Clients and customers (62, 76, 82)	241	254 921	352 697
Bills payable (62)	242	577	11 315
Debts of affiliated and dependent organizations (78)	243	-	-
Outstanding participant (constitutors)fees to the charter capital (75)	244	-	-
Advances distributed (61)	245	290	1 913
Other debtors	246	32 962	16 662
Short-term investments (56,58, 82)	250	32 553	37 753
Investments in dependent organizations	251	-	-
Own stock redeemed from shareholders	252	32 553	37 753
Other short-term investments	253	-	-
Cash and cash equivalents	260	19 159	38 606
cash (50)	261	406	722
Settlement accounts (51)	262	9 895	7 170
Currency accounts (52)	263	8 374	3 900
Other cash assets(55, 56, 57)	264	484	26 814
Other current assets	270	-	-
TOTAL current assets	290	391 011	537 282
III. LOSSES			
Outstanding losses of the previous years (88)	310	392 117	200 306
	321	-	61 866
TOTAL losses	390	392 117	262 172
TOTAL ASSETS	399	2 447 248	2 633 081

LIABILITIES	Line code	At the beginning of the year	At the end of the year
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	912 097	912 097
Paid-in-excess capital (87)	420	404 145	296 940
Reserve capital (86)	430	82 520	-
Reserve funds, established in accordance with Law	431	82 520	-
Reserves, established in accordance with charter documents	432	-	-
Accumulation funds (88)	440	-	-
Social fund (88)	450	29 889	27 605

Target financing and receipts (96)	460	-	-
Retained earnings of the previous years (88)	470	-	-
Retained earnings of the reporting year	480	-	104 813
TOTAL capital and reserves	490	1 428 651	1 341 455
V. NON-CURRENT LIABILITIES			
Borrowings (92, 95)	510	757 049	971 288
Bank credits due over 12 months after reporting date	511	-	-
Other loans due clear over 12 months after reporting date	512	747 049	971 288
Other non-current liabilities	520	-	-
TOTAL non-current liabilities	590	757 049	971 288
VI. CURRENT LIABILITIES			
Borrowings (90, 94)	610	56 087	145 759
Bank credits	611	56 087	125 022
Other loans	612	-	20 737
Accounts payable	620	177 870	168 400
Suppliers and contractors (60, 76)	621	105 277	67 990
Bills payable (60)	622	14 320	13 393
Arrears to affiliated and dependent organizations (78)	623	-	-
Arrears of wages (70)	624	6 033	10 775
Social insurance and security liabilities (69)	625	4 015	7 263
Debts to budget (68)	626	18 372	18 583
Obtained advances (64)	627	956	1 087
Other creditors	628	28 897	49 309
Dividend payments (75)	630	4 159	-
Income of future periods (83)	640	3 288	3 601
Consumption funds (88)	650	16 992	2 071
Reserves of forthcoming expenses and payments (89)	660	3 152	507
Other short-term liabilities	670	-	-
TOTAL current liabilities	690	261 548	320 338
TOTAL equity and liability	699	2 447 248	2 633 081

PROFIT AND LOSS STATEMENT

	Codes
Form № 2 of OKUD	0710002
Date (yy-mm-dd)	
of OKPO	01134530
of OKONH	52300
Of KOPF	47
of OKPO	
of SOEI	
Scheduled sum	

As of 9 months of 1999.
Organization: **Open joint stock company "Uralsvyazinform"**
Industry: **telecommunications**
Legal status: **open joint stock company**
State estate management body:
Measurement unit: **RUR thousand**

Код стр.	Line code	For the reporting period	For similar period of previous year
1	2	3	4
Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments)	010	847 240	632 576
Cost of goods, products, work, services sold	020	588 489	480 581
Selling expenses	030	11 770	9 708
Administrative expenses	040	-	-
Profit (loss) from sales of goods (services, work)	050	246 981	142 287
Interest receivable	060	120	32
Interest payable	070	-	-
Income from stakes in other companies	080	49	43
Other operational income	090	33 523	12 339
Other operational expenses	100	160 802	41 528
Total operating profit (loss)	110	119 871	113 173
Other non-operating income	120	12 649	2 682
Other non-operating expenses	130	9 839	3 431
Profit (loss) of the reporting year	140	122 681	112 424
Profit tax Налог на прибыль	150	17 421	18 494
Deducted means	160	447	1 494
Retained profit (loss) of the reporting period	170	104 813	92 436

18. Data on the Issuer's charter capital (authorized fund)

- Charter capital - 912'096'700,80 RUR.
- The entire number of shares - 8.743.937.729
- The redemption value of the charter capital - 912'096'700,80 RUR
- Number of shares of preceding issues - 8.743.937.729
- Par value - 0.104311893459048 RUR
- Breakdown of the charter capital by share categories: common - 8.743.937.729

C. DATA ON PREVIOUS ISSUES

19. Data on previous issues

37.1. Stock data

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 692872
Number of securities, placed de facto pursuant to issue results report: 692872
Par value of one share: 500
Overall amount of the issue (par value): 346436000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 692872
Number of securities, placed de facto pursuant to issue results report: 692872
Par value of one share: 548500
Overall amount of the issue (par value): 380040292000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 760080584
Number of securities, placed de facto pursuant to issue results report: 760080584
Par value of one share: 500
Overall amount of the issue (par value): 380040292000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 760080584
Number of securities, placed de facto pursuant to issue results report: 760080584
Par value of one share: 1200
Overall amount of the issue (par value): 912096700800

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 9120967008
Number of securities, placed de facto pursuant to issue results report: 9120967008
Par value of one share: 100
Overall amount of the issue (par value): 912096700800

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 8743937729
Number of securities, placed de facto pursuant to issue results report: 8743937729
Par value of one share: 0.104311893459048
Overall amount of the issue (par value): 912096700,8

37.2. Data on bonds of the Issuer.

Series: C

Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 800
Number of securities placed de facto according to the registered issue results report: 32
Par value of one security: 100000
Overall amount of the issue (par value): 3200000
Terms of placement: closed subscription
Placement period: 5.01.1998 to 6.03.1998
Terms and order of bonds' retirement: redemption of each bond is carried out on demand of its owner on specified time by means of cash payment of its par value.
Date of starting redemption : 31.08.2007
Pre-tax redemption is not envisaged.
No security provided.
Data on federal registration of the issue:
Date of registration: 5.09.1997
Registration number: 4-05-00175-A
Registrar: FCSM of Russia
Current issue status: placement completed
Data on federal registration of issue results report:
Registration date: 29.06.1998
Registrar: FCSM of Russia
Market information on the securities issued:
Off-exchange market.

Series: D

Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 200
Number of securities placed de facto according to the registered issue results report: 0
Par value of one security: 100000
Overall amount of the issue (par value): 0

Series: E

Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 6000
Number of securities placed de facto according to the registered issue results report: 871
Par value of one security: 100000
Overall amount of the issue (par value): 87100000

Series: G

Type: interest bearing bonds

Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1000
Number of securities placed de facto according to the registered issue results report: 39
Par value of one security: 100000
Overall amount of the issue (par value): 3900000

Series: H
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1000
Number of securities placed de facto according to the registered issue results report: 43
Par value of one security: 100000
Overall amount of the issue (par value): 4300000

Series: DZ
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 200'000
Number of securities placed de facto according to the registered issue results report: 193 241
Par value of one security: 50
Overall amount of the issue (par value): 9662050

Series: FL-1-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1500
Number of securities placed de facto according to the registered issue results report: 623
Par value of one security: 50
Overall amount of the issue (par value): 31150

Series: FL-2-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 150
Number of securities placed de facto according to the registered issue results report:145
Par value of one security: 50
Overall amount of the issue (par value): 7250

Series: FL-3-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 50
Number of securities placed de facto according to the registered issue results report: 50
Par value of one security: 50
Overall amount of the issue (par value): 2500

Series: 99

Type: interest bearing bonds

Type (form) of securities: registered non-documentary stock. The issue is placed in tranches.
Number of bonds according to the registered decision of issue: 400'000
Number of securities placed de facto according to the registered issue results report: 399555

D. DATA ON SECURITIES PLACED

20. Data on shares
Category of shares issued – common shares;
Type (form) of securities: registered non-documentary stock
Number of shares placed – 8 743 937 729
Par value of one share – RUR0.12
Overall amount of the issue (par value): -RUR1 049 272 527,48
Rights, represented by shares.

1. Each common share of the Company grants equal amount of rights to its holder.
2. Shareholders – owners of common Company shares may participate in General Shareholders Meeting and dispose of a vote on questions in his/her competence personally or via plenipotentiaries, and are also entitled to receive dividends, and in case of liquidation of the Company a share of its property.
3. Each shareholder – owner of common shares is authorized to expropriate shares in his/her possession regardless the consent of other shareholders of the Company.
4. Shareholders – owners of common Company shares have priority of buying additional shares placed by the Company.
5. Shareholders are entitled to demand extracts from shareholders register in due course of existing legislation. In this option, an appropriate inquiry is to be passed to the registration office of OAO Moscow Central Depositary, located at the address below: 107066, Moscow, Olhovskaya St., 22.
6. Shareholders are entitled to put forth items on the agenda of the Annual Meeting, nominate and elect candidates to executive and supervisory bodies in accordance with the Company charter and the Federal law "On joint stock companies".
7. A shareholder is obliged to contribute to realization of the Company goals, make shareholders' decisions according to the Company charter, keep undisclosed confidential information on the Company's activities, fulfil requirements specified in the Company Charter and by Company bodies.
8. A shareholder is required to pay up shares according to the terms, provided at the moment of their placement. A shareholder is not exempt from obligation to pay up Company shares, including such exemption by means of Company's debt settlement.
9. Way of placement of shares

Conversion
Terms and order of placement of shares

The conversion of shares is carried out after federal registration of the issue on the 21th workday in course of the day.

The conversion takes place pursuant to the Board of Directors' decision to increase the amount of the charter capital by rise in par value of shares. The source for increasing the par value of shares is represented by paid-in-excess capital in part of revaluation of the fixed capital, which was realized in compliance with the decision of the government of Russian Federation. The remainder of the funds unused after revaluation amounts for RUR 182'243 thousand as of 01.01.99.

One common share RUR 0,104311893459048 par value is converted into one common share RUR 0,12 par value.

Information disclosure on securities' issue is accomplished by publishing of a newsletter in local newspapers "Mestnoye Vremya" ("Local Time") and "Zvezda" ("Star") in course of five days after federal registration of the issue.

Date of approval and the registrar, responsible for placement of the issues' shares.

The decision to increase the charter capital by means of increasing in par value of shares was adopted by the Board of Directors of OAO "Uralsvyazinform" on December 3, 1999.

Date of approval and the registrar that approved the decision of issue and the prospectus.

The decision to issue the shares was approved by the Board of Directors of OAO "Uralsvyazinform" on December 3, 1999.

The prospectus was approved by the Board of Directors of OAO "Uralsvyazinform" on December 3, 1999.

There are no limitations concerning the issue of shares, that are specified in the Issuer's Charter, as well as limitations in respect of would-be owners of the shares placed.

Registered:
«___»________________________________2000
Federal registration number__________________

DECISION OF SECURITIES' ISSUE

Shortened English version
Open joint-stock company "Uralsvyazinform"
Type and form of securities:
Nominal non-documentary
interest bearing bonds of 00 series

Approved in compliance with the decision of the Board of Directors of OAO "Uralsvyazinform" as of December 24, 1999, protocol # 10 pursuant to the decision on the placement of 00-series bonds adopted by the Board of Directors of OAO "Uralsvyazinform" on December 24, 1999, protocol # 10.

Location and mail address of the Issuer:
614096 Perm
Lenin Str, 68
Telephone: (3422) 34-12-00

General Director
OAO "Uralsvyazinform"
«_____»_____________199__.

V.I. Rybakin
Company stamp

Зарегистрировано:
«20» марта 2000 г.
государственный регистрационный номер
4-18-00175-А
Федеральная комиссия по рынку ценных бумаг

Заместитель Председателя ФКЦБ России А. С. Колескин


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество «Уралсвязьинформ»

Вид и форма ценных бумаг:

процентные именные бездокументарные облигации серии 00

Утверждено решением совета директоров ОАО "Уралсвязьинформ" «24» декабря 1999 г. Протокол № 10 на основании решения о размещении, утвержденного советом директоров ОАО "Уралсвязьинформ" «24» декабря 1999 Протокол № 10

Место нахождения и почтовый адрес эмитента:
614096 г. Пермь
ул. Ленина, 68
Телефон: (3422) 34-12-00

Генеральный директор
ОАО "Уралсвязьинформ" В.И.Рыбакин
«24» декабря 1999 г. М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

Data on shares

1. Type of securities issued

Interest bearing bonds of 00 series, placed in tranches;

2. Form of the issued bonds:

Nominal non-documentary bonds

3. Par value of one share of this issue

RUR0.12.

4. Shareholders' rights

A holder of a bond is entitled to redemption of his/her bond in 1-year time since the date of placement of the corresponding tranche. The bond owner is paid its par value and the interest.

5. Number of bonds placed in this issue

250,000

6. Placement price of the bonds

Bonds are placed at 100 (one hundred) rubles price each

Registered "______" ________________ ______.

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 00-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-18-00175-A**
Date of federal registration **March 20, 2000**

Approved by the Board of Directors of OAO "Uralsvyazinform"
November 9, 2000. Protocol № 6/2

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin	L.V. Onuchina
General director	Chief accountant

November 9, 2000 Stamp

Зарегистрировано "24" января 2001 г.



ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д. А. Глазунов

(подпись ответственного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 00

Государственный регистрационный номер выпуска **4-18-00175-А**
Дата государственной регистрации выпуска **20 марта 2000 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 9 ноября 2000 г. Протокол № 6/2

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36



В. И. Рыбакин
Генеральный директор
9 ноября 2000 г.



М.П.



Л. В. Онучина
Главный бухгалтер

1. Date of placement.

Actual start-date of placement of the issue's securities: ***10.04.2000***
Actual closure date of placement of the issue's securities: ***2.10.2000***

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
100	250,000

9. The proportion of the securities issued which have/have not been placed (the percentage from overall number of the securities issued).

100%

Зарегистрирован: „20" марта 2000 г.
государственный регистрационный номер 4-18-00175-А
Федеральная комиссия по рынку ценных бумаг
Заместитель Председателя ФКЦБ России ________ Колесников



ПРОСПЕКТ ЭМИССИИ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Вид и форма ценных бумаг:

именные бездокументарные облигации

серия 00

Номинальная стоимость:

100 рублей

Количество облигаций:

250000 штук

Количество траншей:

Количество траншей не более 250 - это максимальное количество рабочих дней в периоде размещения выпуска облигаций.

Утвержден:
Советом директоров открытого акционерного общества "Уралсвязьинформ"
«24» декабря 1999 г.

Председатель ________ /В.Е. Белов/
М.П.



Регистрирующий орган не отвечает за достоверность информации, содержащейся в данном проспекте эмиссии, и фактом его регистрации не выражает своего отношения к размещаемым ценным бумагам.

Информация, содержащаяся в настоящем проспекте эмиссии, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах.

Руководители:
Генеральный директор ________ В. И. Рыбакин
Главный бухгалтер ________ Л. В. Онучина
“24” декабря ” 1999 года М. П.



Аудиторская фирма
Закрытое акционерное общество «Пермская аудиторская палата”
Генеральный директор ________ С. В. Воронов
Эксперт консультант ________ Е. К. Попович

“24” декабря ” 1999 года



г. Пермь • 1999

Registered: on March 26, 2000
Federal registration number: 4-18-00175-A
Federal Commission for Securities Market
Deputy Chairman of FCSM
A.S. Kolesnikov

PROSPECTUS

Brief English version

Open joint-stock company "Uralsvyazinform"

Type and form of securities:

Nominal non-documentary bonds

Series 00

Par value:

100 rubles

Number of bonds:

250000

Number of tranches:

The number of tranches does not exceed 250 – it is a maximum number of workdays within the period of issue bonds placement.

Approved by:
The Board of Directors of Open Joint-Stock company "Uralsvyazinform"
«___»___________ 1999 г.

Chairman ____________ /____________/
Stamp

Stamp

The registration body is not responsible for authenticity of the information contained in the prospectus, and does not assume any attitude towards the securities placed.

The information, provided in this prospectus is due to be disclosed in compliance with the legislation of Russian Federation relating to securities.

Officials:

General director  ____________ V. I. Rybakin
Chief Accountant ____________ L. V. Onuchina
"_24"_December" 1999 Stamp

Auditors
Publicly Limited company "Perm Auditing Chamber"
General director ____________ S. V. Voronov
Expert advisor ____________ E. K. Popovich

"_24_"_December" 1999 Stamp

Perm • 1999

A. INFORMATION ON THE ISSUER

10. Full name.

Russian - Открытое акционерное общество "Уралсвязьинформ".
English - Joint-Stock Company "Uralsvyazinform".

11. Abbreviated name.

Russian - OAO "Уралсвязьинформ".
English - J.S.C. "Uralsvyazinform".

12. Identification number.

INN 5902183094.

13. Issuer's industry reference.

OKONH codes: 52300, 72200

14. Location, mail address and contact telephones of the Issuer.

JSC "Uralsvyazinform" location corresponds to its mail address: 614096 Russian Federation, Perm, Lenin str., 68, phone numbers: (3422) 34-38-72, (3422) 34-12-00, fax: (3422) 34-33-36; e-mail: ursi@permonline.ru

- Stakeholder, holding over 5 per cent of Issuer's votes.
  5 per cent of votes is owned by Open joint-stock company "Communication Investment Company"(abbreviated to OAO "Svyazinvest". Location: 103375, Moscow, Tverskaya St., 7; mail address: 119121, г. Moscow, Pluschikha St., 55, bld. 2. Its share in the charter capital of the Issuer is 53,2 per cent (number of shares - 4 651 683 696).

15. Organizational structure of OAO "Uralsvyazinform.

An excerpt from the Issuer's Company Charter

Article 8. **General Shareholders Meeting**

8.1. The supreme Company body is the General Shareholders Meeting.
The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders
The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders Meeting

8.2. Annual General Shareholders Meeting is held at least two months after and the latest six months after the finishing a fiscal year.

The Annual General Shareholders Meeting deals with the problems of elections of the Board of Directors, auditing commission, approving Company auditors, considers Annual Company Reports, submitted by the Board of Directors, balance sheet, Profit and Loss accounting of the Company and distribution of profit and losses.

8.3. Extraordinary Shareholders Meetings.

8.4. The date and procedure of the Shareholders Meeting, the list of shareholders having the right to take part in the GENERAL MEETING, the date of the list compiling, the notifying of the

shareholders, the list of documents to be presented to the shareholders during the preparation to the GENERAL MEETING are approved by the Company Board of Directors.

8.5. General Shareholders Meeting is convoked by notification the shareholders at least 30 calendar days prior to the General Shareholders Meeting. At least 30 calendar days prior to the date of the General Shareholders Meeting, the Board of Directors shall notify the Company shareholders via publishing in press and in local regional newspapers "Zvezda" and "Permskie Novosty" the corresponding announcements with the agenda of the Meeting. Not later than 30 calendar days prior to the date of the General Meeting the Company must send Voting resolutions to its shareholders.

The notification shall contain: the Company name and location; the date, time and place of General Meeting; the agenda approved by the Board of Directors; place where the shareholders could get to know the agenda documents; date of compiling the shareholders having the right to participate in General Meeting. The approving of the General Meeting agenda is an exclusive competence of the Board of Directors.

A shareholder (s) of the Company having in aggregate not less than 2 per cent of voting shares, at least 45 days after finishing the fiscal year is entitled to introduce not more than two written proposals into the AGM agenda and nominate their candidates for the Board of Directors and to the Auditing Commission, the number of which cannot exceed the numerical membership of these bodies.

8.6. An Extraordinary General Shareholders Meeting is held under the decision of the Company Board of Directors based on its own initiative, at the request of the Auditing Commission, Company auditors, as well as at the request of a shareholder (s) possessing not less than 10 per cent of voting shares of the Company as of the date of the request.

8.7 Except for the cases provided for by the acting legislation, quorum for all the meetings is set if by the end of registration for participation in General Meeting the shareholders (or their authorized representatives) have registered who in aggregate posses more than a half (50 per cent) of placed Company voting shares.

In case of sent Resolutions, which were received by the Company at least two days prior to the date of the General Shareholders Meeting, they are taken into account when setting the quorum and summarizing the results of voting.

If no quorum is reached to hold the General shareholders Meeting, the Chairman shall announce the date of new General Meeting; this should not be later than 20 days after.

Shareholders having rights to participate in AGM are defined by the shareholders list compiled for the failed General Meeting. The changing of agenda is not allowed.

New General Meeting convoked instead of the failed one is competent in case shareholders, possessing in aggregate 30 per cent of the Company placed voting shares, have registered to participate in this General Meeting by the end of such registration.

8.8. ***The following aspects are the competence of the General Meeting***. The resolution on these aspects are taken by the majority of shareholders of the Company voting shares taken part in the General Meeting if other is not provided for by the article 8.12 of the Charter:

8.8.1. Introducing changes and amendments into the Company Charter or approval of new edition of the Company Charter except the cases stated in Article 8.9 of the Charter.

8.8.2. Reorganization of the Company.

8.8.3. Liquidation of the Company, appointment of the liquidation commission and the approval

of intermediate and final liquidation balance sheet.

8.8.4. Definition of the numerical membership of the Company Board of Directors, election of its members and pre-term termination of their powers.

8.8.5. Number of authorized shares

8.8.6. Increasing of the Company charter capital by raising share par value or by placing additional shares.

8.8.7. Decreasing of the Company charter capital by reducing share par value, purchasing by the Company a part of shares in order to reduce their total amount or to cancel not fully paid shares or by canceling the Company shares.

8.8.8. Establishing of the personal executive body of the Company, pre-term termination of its powers.

8.8.9. Election of the Company auditing committee (inspector) and pre-term termination of its powers.

8.8.10. Approval of the Company auditors.

8.8.11. Approval of annual reports, balance sheets, profit & loss accounting and profit & loss distribution.

8.8.12. Taking the decision on non-use of the shareholder's right of priority to procure the Company shares or securities converted into shares, according to the procedure set by the acting legislation.

8.8.13. Order of the General Meeting

8.8.14.Establishing the counting commission.

8.8.15. Setting the ways of publishing materials (information) for the shareholders.

8.8.16. Splitting and consolidation of the shares.

8.8.17. Entering into the transactions which are of interest, if the payment for transaction and the property being the subject of the deal exceed 2 per cent of the Company assets and if the deal provides for the placing of the Company voting shares exceeding 2 per cent of earlier placed shares.

8.8.18. Entering into major deals connected with the procurement and alienation of the property the price of which is more than 50 per cent of the book cost of the Company assets.

8.8.19. Participation in holding companies and financial groups.

8.8.20. Taking decisions on other matters being the competence of the Meeting pursuant to the acting legislation.

8.9. Decisions on the matters set forth in Article 8.8 hereof, are the exclusive competence of the General Meeting and cannot be passed to the executive body of the Company.

Decisions on the matters being the exclusive competence of the General Meeting cannot be passed to the Board of Directors except those set forth in articles 8.8.1, 8.8.6 in case of a decision to increase the charter capital of and introduce the corresponding changes and amendments into the Company Charter related to such an increase and concerning which the Board of Directors is competent to take decisions pursuant to the acting Charter.

8.10. The General Meeting has no right to consider and take the decisions on the matters out of its competence.

8.11 Decisions on the matters set forth in Articles 8.8.2, 8.8.12, 8.8.15-18 are taken by the General Meeting only under the proposal of the Board of directors.

8.12. Decisions on the matters, set forth in Articles 8.8.1-3, 8.8.5, 8.8.18 hereof, are taken by the three-fourth majority of votes participating in the General Meeting.

8.13. The shares belonging to the members of the Company Board of Directors or to the persons from the management bodies of the Company cannot take part in the voting concerning the matters set forth in Article 8.8.9 of the Charter when the auditing committee is elected. These votes are excluded from the total number of voting shares when the counting is done.

8.14. The General Meeting cannot take decisions on the matters not included into the agenda as well as to change the agenda.

8.15. The voting at the General Meeting is effected based on the principle "one Company voting share - one vote ", except the cases of cumulative voting on elections of the Board of Directors' members when one voting share accounts for the votes equal to the candidates to the Company Board of Directors.

8.16. The voting on the agenda items at the General Meeting is done by Resolutions (voting-papers). The forms and the text of the Resolutions are approved by the Board of Directors.

8.17. The results of voting are published at the General Shareholders Meeting or in the mass media.

8.18. The decision of the General Meeting may be taken without the General Meeting convoking - by absentee voting (questionnaire), however the decision on the matters set forth in Article 8.2 hereof cannot be taken by absentee voting (by questionnaire). The decisions taken by voting by questionnaire and the results of voting are notified to the shareholders within 45 days from the date of such decision had been taken.
8.19. The decision of General Meeting taken by absentee voting (questionnaire), is considered to be valid if in the General Meeting took part the shareholders in aggregate possessing at least a half of the Company voting shares.

Article 9. The Board of Directors of the Company

9.1. The Board of Directors of the Company is the body conducting the general management of the Company's activities. The main task of the Board's members is working out of the Company policy towards the increase of the Company profitability, fulfillment of plans and programs of its development and other goals. The activity of the Board of Directors is regulated by the Regulations on the Board of Directors, approved by the General Shareholders Meeting.

9.2. The members of the Board of Directors are elected by the AGM to the term of one year, and they may be reelected without any limitations. The powers of the Board of Directors are valid from the date of its election by the AGM up to the election (reelection) it by the next AGM.

9.3. A member of the Board of Directors may be a shareholder or its representative, possessing at least 2.0% of the Company charter capital or representing the interest of such a shareholder(s). A member of the Board of Directors is a natural person, a nominee to the Board of Directors by the Company shareholders and possessing least 2.0% of the Company voting shares.
9.4. 7 persons are elected to the Board of Directors of the Company. The members of the Company collegiate executive body shall not be the majority of the Board of Directors.

9.5. The Chairman of the Board of Directors is elected from the members of the Board of Direc-

tors by its majority of votes. The Chairman of the Board of Directors presides at the meetings of the Board of Directors.

9.6. According the decision of the General Shareholders Meeting the members of the Company Board of Directors receive remuneration during fulfilling their duties and compensations for all the costs related to the fulfillment of the functions of Board of Directors members.

9.7. The following matters are the exclusive competence of the Company Board of Directors:
9.7.1. Defining the priorities of the Company activities.
9.7.2. Convoking the Annual and Extraordinary Shareholders Meetings, except the cases provided for by the RF legislation.
9.7.3. Approval of the AGM agenda.
9.7.4. Approving of the date for the compiling the shareholders list, who have a right to participate in the General Meeting; form, date, place and time of General Meeting; form and text of Resolutions (voting papers); information presented to the shareholders while preparing the General Meeting; number and names of participants of a counting commission; some other provisions pursuant to the Federal Law. 9.7.5. Submitting to the General Meeting the issues under items 2,12,15-18 of Article 8.8 of the Charter.
9.7.6. Increasing the Company charter capital by raising shares par value or by placing the shares in the number and category (type) of the authorized shares as well as the introducing of the corresponding changes into the Company Charter.
9.7.7. Placing shares and other securities by the Company
9.7.8. Evaluation of the market value of the property.
9.7.9. Acquisition of the placed by the Company shares and other securities.
9.7.10.Establishing of collegiate executive body of the Company - Management Board and preterm termination of its powers, setting the size of remuneration and compensations to its members, approving the Regulations on the Management Board and On General Director. 9.7.11. Recommendations concerning the remuneration and compensations to the members of the counting commission of the Company, and payment to the auditors.
9.7.12. Recommendations concerning the size of annual dividends on shares, date and procedure of their payment.
9.7.13. Usage of reserve and other funds of the Company.
9.7.14. Approval of new documents of the Company, regulating the activities of the executive bodies of the Company.
9.7.15. Establishing, reorganization and liquidation of affiliated companies and representative offices of the Company.
9.7.16. Taking the decision to participate in other organizations and corporations of commercial companies.
9.7.17. Entering into major transactions concerning the acquisition and alienation of the property with the price of 25-50 per cent of book value of the assets of the Company or related to the placing of a package of common shares equal to more than 25 per cent of early placed common shares of the Company.
9.7.18. Entering into the transactions if it is of any interest.
Elections of the Chairman of the Board of Directors.
9.7.20. Redemption by the Company the placed shares in cases provided by Federal law "On joint-stock companies".
9.7.21. Approval of decisions on securities issue, prospectus issue and reports on securities issue results
9.7.22. Taking the decision on intermediate dividends payment.
9.7.23. Taking the decision on independent registrar.
9.7.24. Agreement on a transaction or some interconnected transactions concerning the direct or indirect alienation or acquisition of Company property the cost of which is 5-25 per cent of book value of the Company assets as the date of taking such decisions done by the executive bodies except transactions entered into during routine economic activities.
9.7.25. Defining composition, scope and protection of information being the commercial secret.
9.7.26. Preliminary approval of Annual Reports.

9.7.27. Other issues pursuant to the Company Charter and Federal law "On joint-stock companies".

9.8 Issues of exclusive competence of the Board of Directors cannot be transferred to the executive body of the Company.

9.9. *Meetings of the Board of Directors* are held as required, but not less than once a quarter. Meetings of the Board of Directors are held at the request of a member of the Board of Directors, Company auditing committee or Company auditors or executive body of the Company.

9.10. The Chairman of the Board of Directors presides at the meetings of the Board of Directors, organizes protocols recording.

9.11. One of the Board of Directors Meetings is held at least 120 days after a fiscal year completing consider the draft of the Company annual balance sheet, profit & loss accounting and Auditors' conclusion.
Annual reports should be preliminary approved by the Board of Directors at least 30 days prior to the AGM.

9.12.Every member of the Board of Directors is notified in written form and order set by the Board of Directors. The notification shall include the agenda, all the necessary documents related to the agenda. The Board of Directors shall not consider the issues not mentioned in the agenda. If required any meeting of the Board of Directors may be postponed if all the present members of the Board agree.

9.13. Each Member of the Board of Directors has one vote. The quorum is constituted by presence of at least half of the elected members of the Board. The decisions at the meetings are taken by the majority of votes except for the decisions concerning entering into a major deal the subject of which is the property with cost of 25-50 percent of the book cost of the Company assets; concerning the changes and amendments to the Company Charter in accordance with Article 9.7.6 hereof. The decisions on such a deal and introducing the changes and amendments into the Charter shall be taken unanimously. If not these issues shall be settled by the General Meeting. Decisions concerning the priorities of the Company activities (approval of Business-plans) and on the Company participation in other organizations shall not be taken without a consent of a shareholder (or his representative) possessing at least 40 per cent of the Company voting shares. The transfer of a vote from one member of the Board of Directors to some other member is prohibited.

9.14. The members of the Board of Directors when performing their rights and duties shall act in the interests of the Company and to do this conscientiously and reasonably.
The members of the Board of Directors are responsible to the Company in accordance with the acting legislation of RF.

Article 10. **Executive bodies of the Company**

10.1. The current activities of the Company are guided by the one-man executive management body of the Company - General Director appointed, by the General Shareholders Meeting, and by the collegiate executive body - the Management Board, appointed by the Board of Directors under the proposal of the General Director. The General Director is appointed from the candidates proposed by the shareholder(s), possessing in aggregate at least two per cent of the Company charter capital. The shareholder(s), possessing in aggregate at least two per cent of the Company charter capital, can nominate a candidate to the post of the General Director at least 45 days from the date of starting the fiscal year when the appointment of the General Director is going to be. General Director is the Chairman of the Management Board. The Board of Directors establishes the Management Board numbering not more than 15 members.

10.2. The competence of the Company Executive bodies are all the matters related to the Company management activities except the matters of exclusive competence of the General Meeting and the Board of Directors.

10.3. The Company Executive bodies follow up the fulfillment of decisions of the General Meeting and those of thc Board of Directors.

10.4. Rights and duties of the General Director and of members of the Management Board on fulfillment of management of the Company current activities are subject to the acting legislation, this Charter, Regulations on the General Director< Regulations on the Board of Directors and to the contract signed by each of them with the Company. The contracts with the General Director and with the members of the Management Board on behalf of the Company are signed by a person authorized by the Board of Directors.
The General Director is appointed for the term not less than 2 years and not more than 5 years. The rights and duties, term of office and the remuneration of his labor are determined by a contract, concluded on behalf of the Company by a person authorized by the Board of Directors.

10.5 The General Director acts on behalf of the Company without power of attorney, including the following; he acts for the Company, enters into the deals on behalf of the Company within his powers, set forth by the Company Charter, approves the staff, issues orders and instructions obligatory for all the Company employees, signs all the documents on behalf of the Company, presides at General Meeting, and fulfills administrative measures concerning the development of list of information to be the commercial secret of the Company, issues orders and instructions to protect the commercial secret.

10.6 Collegiate executive body of the Company - the Management Board - acts
The collegiate body of the Company – the Management Board - acts by virtue of the Company Charter and Regulations on Management Board, approved by the Board of Directors. The competence of the Management Board is the preparation of offers on policy, strategy and programs of communications development in the region, improvement of quality of services rendered; approval of the quarterly financial plans of the Company, investments plans and capital expenditures plans; determining the personnel and social policy of the Company, organizes the accounting record and book-keeping.
The Regulations on the Management Board is approved by the Board of Directors of the Company .
The sittings of the Management Board are organized by the General Director of the Company. The sittings of the Management Board are recorded and the protocols are signed by the General Director.

10.7. The General Director and the members of the Management Board are responsible to the Company pursuant to the acting legislation.

16. The Issuer's Board of Directors members.

The list is formed according to the data that is actual on the date of decision to issue securities and stated in the table 2.

List of members of administrative body (Board of Directors) of the Issuer Table 2.

№	Surname, name, patronymic, date of birth	Position

п/п		
1	2	3
1	**Rybakin** Vladimir Ilyich 1955	General director of OAO «Uralsvyazinform»
2	**Juk** Vladimir Alexandrovich 1934	President of the regional department of communication services employees trade union
3	**Perminov** Leonid Mikhailovich 1940	Head of department of State Communication Surveillance.
4	**Sanachyov** Victor Petrovich 1949	Deputy director - executive director of OAO "Uralsvyazinform"
5	**Shubin** Igor Nikolaevich 1955	Deputy governor of Perm region
6	**Grigorieva** Alla Borisovna 1967	Deputy administrator of department for OAO "Svyazinvest" share holdings management.
7	**Belov** Vadim Yevgenievich 1958	Deputy director of OAO "Svyazinvest"

Belov Vadim Yevgenievich is the director of the Issuer's Board of Directors

17. One-man and collegiate executive bodies of the Issuer.

The list is formed according to the data that is actual on the date of decision to issue securities and stated in the table 3.

The list of one-man and corporate (Administration) executive bodies of the Issuer.

Table 3.

№ п/п	Surname, name, patronymic, date of birth	Position
1	2	3
1	**Rybakin** Vladimir Ilyich 1955	General director of OAO «Uralsvyazinform»
2	**Mikov** Alexandre Sergeevich 1959	Technical director for RND
3	**Davydkin** Vyacheslav Nikolaevich 1950	Director of capital construction
4	**Bakov** Valery Georgievich 1938.	Director of Long-distance Telephone and Telegraph Exchange
5	**Sanachyov** Victor Petrovich 1949	Deputy director - executive director of OAO "Uralsvyazinform"
6	**Popov** Vladimir Vitalievich 1950	Director of foreign economic affairs
7	**Onuchina** Lidia Vladimirivna 1949	Chief accountant
8	**Zavidov** Vladimir Kazmich 1948	Director of Berezniki city communication center
9	**Kuzyaev** Sergei Ivanovich 1962	Finance director, Head of finance department
10	**Osipov** Alexandre Mikhailovich 1946	Operation and maintenance Director: Chief of communications and IT O&M department
11	**Chuvakin** Vladimir Georgievich 1946.	Director of Kungur city communication center
12	**Martyushev** Igor Andreevich, 1938	Director of Osa city communication center
13	**Palkin** Alexandre Anatolievich, 1949	Director of Lysva city communication center
14	**Kovylyaev** Valery Nikolaevich 1946	Director of Kudymkar city communication center
15	**Kalashnikova** Nadezhda Alekseevna 1950	Chief of legal department

The one-man executive body of the Issuer is Rybakin V.I.

C. DATA ON THE ISSUER'S FINANCIAL SITUATION

BALANCE SHEET

		Codes
	Form № 1 of OKUD	0710001
For 9 months of 1999	Date (yy-mm-dd)	
Organization: **Open joint stock company "Uralsvyazinform"**	of OKPO	01134530
Industry: **telecommunications**	of OKONH	52300
Legal status: **open joint stock company**	of KOPF	47
State estate management body:	of OKPO	
Measurement unit: **RUR thousand**	of SOEI	
	Scheduled sum	

ASSETS	**Line code**	**At the beginning of the year**	**At the end of the year**
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	5 364	6 990
Organization expenses	111	-	-
Patents, licenses, trademarks and other similar rights and assets	112	160	264
Fixed assets (01, 02, 03)	120	1 548 507	1 565 463
Land lots and objects of nature management	121	1 805	2 464
Buildings, constructions, machines and equipment	122	1 432 825	1 370 376
Construction in progress (07, 08, 61)	130	98 686	249 494
Long-term investments (06,82)	140	11 563	11 680
Investments in subsidiaries	141	-	-
Investments in dependent organizations	142	-	-
Investments in other organizations	143	11 563	11 680
Loans, granted to organizations for periods not exceeding 12 months	144	-	-
Other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL non-current assets	190	1 664 120	1 833 627
II. CURRENT ASSETS			
Inventories	210	43 710	71 807
Raw materials, materials and other similar valuables (10, 15, 16)	211	30 096	50 203
Animals fattened (11)	212	367	65
Low-value and high-wear (non-durable) objects (12, 13, 16)	213	3 512	4 986
Goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	214	-	-
Finished products and goods for resale (40, 41)	215	9 039	14 362
Goods shipped (45)	216	32	-
Expenses of future periods (31)	217	664	2 185
Other resources and expenses	218	-	-
VAT on valuables (goods) purchased (19)	220	6 215	6 060
Accounts receivable (payments due over 12 months after reporting date)	230	624	469
Clients and customers (62, 76, 82)	231	-	-
Bills receivable (62)	232	-	-
Debts of affiliated and dependent organizations (78)	233	-	-
Advances distributed (61)	234	-	-
Other debtors	235	624	469
Accounts payable (payments due during 12 months after reporting date)	240	288 750	382 587
Clients and customers (62, 76, 82)	241	254 921	352 697
Bills payable (62)	242	577	11 315
Debts of affiliated and dependent organizations (78)	243	-	-
Outstanding participant (constitutors)fees to the charter capital (75)	244	-	-
Advances distributed (61)	245	290	1 913
Other debtors	246	32 962	16 662
Short-term investments (56,58, 82)	250	32 553	37 753
Investments in dependent organizations	251	-	-
Own stock redeemed from shareholders	252	32 553	37 753
Other short-term investments	253	-	-

Cash and cash equivalents	260	19 159	38 606
cash (50)	261	406	722
Settlement accounts (51)	262	9 895	7 170
Currency accounts (52)	263	8 374	3 900
Other cash assets(55, 56, 57)	264	484	26 814
Other current assets	270	-	-
TOTAL current assets	290	391 011	537 282
III. LOSSES			
Outstanding losses of the previous years (88)	310	392 117	200 306
	321	-	61 866
TOTAL losses	390	392 117	262 172
TOTAL ASSETS	399	2 447 248	2 633 081

LIABILITIES	Line code	At the beginning of the year	At the end of the year
1	2	3	4
IV. CAPITAL AND RESERVES			
Charter capital (85)	410	912 097	912 097
Paid-in-excess capital (87)	420	404 145	296 940
Reserve capital (86)	430	82 520	-
Reserve funds, established in accordance with Law	431	82 520	-
Reserves, established in accordance with charter documents	432	-	-
Accumulation funds (88)	440	-	-
Social fund (88)	450	29 889	27 605
Target financing and receipts (96)	460	-	-
Retained earnings of the previous years (88)	470	-	-
Retained earnings of the reporting year	480	-	104 813
TOTAL capital and reserves	490	1 428 651	1 341 455
V. NON-CURRENT LIABILITIES			
Borrowings (92, 95)	510	757 049	971 288
Bank credits due over 12 months after reporting date	511	-	-
Other loans due clear over 12 months after reporting date	512	747 049	971 288
Other non-current liabilities	520	-	-
TOTAL non-current liabilities	590	757 049	971 288
VI. CURRENT LIABILITIES			
Borrowings (90, 94)	610	56 087	145 759
Bank credits	611	56 087	125 022
Other loans	612	-	20 737
Accounts payable	620	177 870	168 400
Suppliers and contractors (60, 76)	621	105 277	67 990
Bills payable (60)	622	14 320	13 393
Arrears to affiliated and dependent organizations (78)	623	-	-
Arrears of wages (70)	624	6 033	10 775
Social insurance and security liabilities (69)	625	4 015	7 263
Debts to budget (68)	626	18 372	18 583
Obtained advances (64)	627	956	1 087
Other creditors	628	28 897	49 309
Dividend payments (75)	630	4 159	-
Income of future periods (83)	640	3 288	3 601
Consumption funds (88)	650	16 992	2 071
Reserves of forthcoming expenses and payments (89)	660	3 152	507
Other short-term liabilities	670	-	-
TOTAL current liabilities	690	261 548	320 338
TOTAL equity and liability	699	2 447 248	2 633 081

PROFIT AND LOSS STATEMENT

	Codes
Form № 2 of OKUD	0710002

As of 9 months of 1999.	Date (yy-mm-dd)	
Organization: **Open joint stock company "Uralsvyazinform"**	of OKPO	01134530
Industry: **telecommunications**	of OKONH	52300
Legal status: **open joint stock company**	Of KOPF	47
State estate management body:	of OKPO	
Measurement unit: **RUR thousand**	of SOEI	
	Scheduled sum	

Код стр.	**Line code**	**For the reporting period**	**For similar period of previous year**
1	2	3	4
Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments)	010	847 240	632 576
Cost of goods, products, work, services sold	020	588 489	480 581
Selling expenses	030	11 770	9 708
Administrative expenses	040	-	-
Profit (loss) from sales of goods (services, work)	050	246 981	142 287
Interest receivable	060	120	32
Interest payable	070	-	-
Income from stakes in other companies	080	49	43
Other operational income	090	33 523	12 339
Other operational expenses	100	160 802	41 528
Total operating profit (loss)	110	119 871	113 173
Other non-operating income	120	12 649	2 682
Other non-operating expenses	130	9 839	3 431
Profit (loss) of the reporting year	140	122 681	112 424
Profit tax Налог на прибыль	150	17 421	18 494
Deducted means	160	447	1 494
Retained profit (loss) of the reporting period	170	104 813	92 436

18. Data on the Issuer's charter capital (authorized fund)

- Charter capital - 912'096'700,80 RUR.
- The entire number of shares - 8.743.937.729
- The redemption value of the charter capital - 912'096'700,80 RUR
- Number of shares of preceding issues - 8.743.937.729
- Par value - 0.104311893459048 RUR

- Breakdown of the charter capital by share categories: common - 8.743.937.729 C.

DATA ON PREVIOUS ISSUES

19. Data on previous issues

37.1. Stock data

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 692872
Number of securities, placed de facto pursuant to issue results report: 692872
Par value of one share: 500
Overall amount of the issue (par value): 346436000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 692872
Number of securities, placed de facto pursuant to issue results report: 692872

Par value of one share: 548500
Overall amount of the issue (par value): 380040292000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 760080584
Number of securities, placed de facto pursuant to issue results report: 760080584
Par value of one share: 500
Overall amount of the issue (par value): 380040292000

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 760080584
Number of securities, placed de facto pursuant to issue results report: 760080584
Par value of one share: 1200
Overall amount of the issue (par value): 912096700800

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 9120967008
Number of securities, placed de facto pursuant to issue results report: 9120967008
Par value of one share: 100
Overall amount of the issue (par value): 912096700800

Category: common
Type (form) of securities: registered non-documentary stock
Number of securities in the issue: 8743937729
Number of securities, placed de facto pursuant to issue results report: 8743937729
Par value of one share: 0.104311893459048
Overall amount of the issue (par value): 912096700,8

37.2. Сведения об облигациях эмитента.

37.2. Data on bonds of the Issuer.

Series: C

Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 800
Number of securities placed de facto according to the registered issue results report: 32
Par value of one security: 100000
Overall amount of the issue (par value): 3200000
Terms of placement: closed subscription
Placement period: 5.01.1998 to 6.03.1998
Terms and order of bonds' retirement: redemption of each bond is carried out on demand of its owner on specified time by means of cash payment of its par value.
Date of starting redemption : 31.08.2007

Pre-tax redemption is not envisaged.
No security provided.
Data on federal registration of the issue:
Date of registration: 5.09.1997
Registration number: 4-05-00175-A
Registrar: FCSM of Russia
Current issue status: placement completed
Data on federal registration of issue results report:
Registration date: 29.06.1998
Registrar: FCSM of Russia
Market information on the securities issued:
Off-exchange market.

Series: D
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 200
Number of securities placed de facto according to the registered issue results report: 0
Par value of one security: 100000
Overall amount of the issue (par value): 0

Series: E
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 6000
Number of securities placed de facto according to the registered issue results report: 871
Par value of one security: 100000
Overall amount of the issue (par value): 87100000

Series: G
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1000
Number of securities placed de facto according to the registered issue results report: 39
Par value of one security: 100000
Overall amount of the issue (par value): 3900000

Series: H
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1000
Number of securities placed de facto according to the registered issue results report: 43
Par value of one security: 100000
Overall amount of the issue (par value): 4300000

Series: DZ

Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 200'000
Number of securities placed de facto according to the registered issue results report: 193 241
Par value of one security: 50
Overall amount of the issue (par value): 9662050

Series: FL-1-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 1500
Number of securities placed de facto according to the registered issue results report: 623
Par value of one security: 50
Overall amount of the issue (par value): 31150

Series: FL-2-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 150
Number of securities placed de facto according to the registered issue results report:145
Par value of one security: 50
Overall amount of the issue (par value): 7250

Series: FL-3-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 50
Number of securities placed de facto according to the registered issue results report: 50
Par value of one security: 50
Overall amount of the issue (par value): 2500

Series: FL-4-98
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock
Number of bonds according to the registered decision of issue: 50
Number of securities placed de facto according to the registered issue results report: 34
Par value of one security: 50
Overall amount of the issue (par value): 1700

Series: 99
Type: interest bearing bonds
Type (form) of securities: registered non-documentary stock. The issue is placed in tranches.
Number of bonds according to the registered decision of issue: 400'000
Number of securities placed de facto according to the registered issue results report: 399555

D. DATA ON SECURITIES PLACED

20. Series of the issue's bonds

Series- 00

20.2 Form of issue's bonds.

Nominal interest bearing non-documentary bonds.

20.3 Number of issue's bonds placed - 250'000.

20.4 Par value of one bond - 100 (one hundred) rubles.

20.5 Overall volume of the issue par value - 25'000'000 (twenty five million) rubles

20.6 Placement price of bonds

Bonds are placed at 100 (one hundred) rubles price

20.7 Date of approval and the Issuer's body which adopted the decision of bonds' placement – adopted by the Board of Directors of OAO "Uralsvyazinform" on December 24, 1999.

20.8 Date of approval and the Issuer' body that approved the decision of bonds' placement and the prospectus on bonds – approved by the Board of Directors of OAO "Uralsvyazinform" on December 24, 1999.

APPROVED by
The Board of Diretors of
OAO "Uralsvyazinform"
December 19, 2000; protocol №9

REGISTERED "___" ______________ ______г.
Federal registration numbers ***4-19-00175-A, 4-20-00175-A, 4-21-00175-A, 4-22-00175-A, 4-23-00175-A, 4-24-00175-A, 4-25-00175-A, 4-26-00175-A, 4-27-00175-A, 4-28-00175-A***
FCSM of Russia
(designation of registration body)

V.E. Belov
Chairman of the Board of Directors of OAO "Uralsvyazinform"

(signature of authorized person)

Stamp

Stamp

PROSPECTUS

Brief English version

Open joint-stock company "Uralsvyazinform"

Interest bearing nominal non-documentary bonds of series 01
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 02
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 03
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 04
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 05
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 06
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 07
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 08
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 09
50 000 items, par value 100 rubles each
Interest bearing nominal non-documentary bonds of series 10
50 000 items, par value 100 rubles each

THE REGISTRATION BODY IS NOT RESPONSIBLE FOR AUTHENTICITY OF THE INFORMATION CONTAINED IN THE PROSPECTUS, AND DOES NOT ASSUME ANY ATTITUDE TOWARDS THE SECURITIES PLACED.

The information, provided in this prospectus is due to be disclosed in compliance with the legislation of Russian Federation relating to securities.

Publicly limited company "Perm Auditing Chamber"

Voronov S.V., general director
December 19, 2000 Stamp



V.I. Rybakin
General director
December 19, 2000
Stamp

L.V. Onuchina
Chief accountant

УТВЕРЖДЕН

Советом директоров ОАО "Уралсвязьинформ"

19 декабря 2000 г. протокол №9

В. Е. Белов

Председатель совета директоров ОАО "Уралсвязьинформ"

М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

ЗАРЕГИСТРИРОВАН "___"______________ ______г.

государственный регистрационный номер *4-19-00175-А*, *4-20-00175-А*, *4-21-00175-А*, *4-22-00175-А*, *4-23-00175-А*, *4-24-00175-А*, *4-25-00175-А*, *4-26-00175-А*, *4-27-00175-А*, *4-28-00175-А*

ФКЦБ России

(наименование регистрирующего органа)

(подпись ответственного лица)

М.П.



ПРОСПЕКТ ЭМИССИИ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации серии 01
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 02
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 03
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 04
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 05
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 06
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 07
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 08
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 09
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

Процентные именные бездокументарные облигации серии 10
в количестве 50 000 штук номинальной стоимостью 100 рублей каждая

РЕГИСТРИРУЮЩИЙ ОРГАН НЕ ОТВЕЧАЕТ ЗА ДОСТОВЕРНОСТЬ ИНФОРМАЦИИ, СОДЕРЖАЩЕЙСЯ В ДАННОМ ПРОСПЕКТЕ ЭМИССИИ ЦЕННЫХ БУМАГ, И ФАКТОМ ЕГО РЕГИСТРАЦИИ НЕ ВЫРАЖАЕТ СВОЕГО ОТНОШЕНИЯ К РАЗМЕЩАЕМЫМ ЦЕННЫМ БУМАГАМ

Информация, содержащаяся в настоящем проспекте эмиссии ценных бумаг, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Закрытое акционерное общество «Пермская аудиторская палата»

Воронов С.В, генеральный директор
19 декабря 2000 г.


Российская Федерация (Россия)
Закрытое акционерное общество
"Пермская аудиторская палата"
г. Пермь

В. И. Рыбакин
Генеральный директор
19 декабря 2000 г.
М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

Л. В. Онучина
Главный бухгалтер

A. Information on the issuer

10. Full name.

Russian - Открытое акционерное общество "Уралсвязьинформ".
English - Joint-Stock Company "Uralsvyazinform".

11. Abbreviated name.

ОАО "Уралсвязьинформ"

J.S.C. "Uralsvyazinform"

14. Tax-payer's identification number.

5902183094

15. Issuer's industry code.

Codes OKONH:

52300, 72200

16. Location, mail address and contact telephones of the Issuer.

Location: ***614096 Russian Federation, Perm, Lenin str., 68,***
Mail address: ***614096 Russian Federation, Perm, Lenin str., 68***
phone numbers: ***(3422) 34-38-72, (3422) 34-12-00, fax: (3422) 34-33-36;***
e-mail: ***ursi@permonline.ru***

18. Foundation-members (stakeholders) of the Issuer.

Overall number of shareholders (partners): ***2 903***

Shareholders, possessing not less than 5 per cent of the Issuer's charter capital:

18.1 Name: ***Open joint-stock company "Communication Investment Company"***
Location: ***119121, Moscow, Pluschiha st., 55, bld. 2.***
Mail address: ***119121, Moscow, Pluschiha st., 55, bld. 2***
Share in the charter capital of the Issuer: ***53.2 %***

18.2 Name: ***THE BANK OF NEW YORK INTERNATIONAL NOMINEES***
Location: ***1 Wall Street, New York, N. Y. 10286 USA***
Mail adress: ***123022, Moscow, Krasnaya Presnya st., 31***
Share in the charter capital: ***8.62 %***
Shareholders, possessing not less than 20 per cent of the Issuer's charter capital:
No such entities

19. Organizational structure of the Issuer.

The supreme Company body is the General Shareholders Meeting. The Board of Directors is the general administration body of the company. The principal task of the Board of Directors is stated as the working out of policies aiming at the increase in profitability of the Company, completion of plans and programs for communication development and other Company goals. The Board's activities are regulated according to the

Provision on the Board of Directors, adopted by the General Shareholders Meeting. Operational management of the company is charged upon the one-man executive body – the general director, appointed by the General Shareholders Meeting, and also the collegiate body – Administration, nominated by the Board of Directors on proposal of the general director.

The competence of the Issuer's AGM in comliance with the Company charter(statutory documents).

An extract from the Company charter

Article 8. **General Shareholders Meeting**

8.1. The supreme Company body is the General Shareholders Meeting.

The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders

The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders Meeting

8.2. Annual General Shareholders Meeting is held at least two months after and the latest six months after the finishing a fiscal year.

The Annual General Shareholders Meeting deals with the problems of elections of the Board of Directors, auditing commission, approving Company auditors, considers Annual Company Reports, submitted by the Board of Directors, balance sheet, Profit and Loss accounting of the Company and distribution of profit and losses.

8.3. Shareholders Meetings convoked off-schedule are assumed **extraordinary**

8.4. The date and procedure of the Shareholders Meeting, the list of shareholders having the right to take part in the GENERAL MEETING, the date of the list compiling, the notifying of the shareholders, the list of documents to be presented to the shareholders during the preparation to the GENERAL MEETING are approved by the Company Board of Directors.

8.5. General Shareholders Meeting is convoked by notification the shareholders at least 30 calendar days prior to the General Shareholders Meeting. At least 30 calendar days prior to the date of the General Shareholders Meeting, the Board of Directors shall notify the Company shareholders via publishing in press and in local regional newspapers "Zvezda" and "Permskie Novosty" the corresponding announcements with the agenda of the Meeting. Not later than 30 calendar days prior to the date of the General Meeting the Company must send Voting resolutions to its shareholders.

The notification shall contain: the Company name and location; the date, time and place of General Meeting; the agenda approved by the Board of Directors; place where the shareholders could get to know the agenda documents; date of compiling the shareholders having the right to participate in General Meeting. The approving of the General Meeting agenda is an exclusive competence of the Board of Directors.

A shareholder (s) of the Company having in aggregate not less than 2 per cent of voting shares, at least 45 days after finishing the fiscal year is entitled to introduce not more than two written proposals into the AGM agenda and nominate their candidates for the Board of Directors and to the Auditing Commission, the number of which cannot exceed the numerical membership of these bodies.

8.6. An Extraordinary General Shareholders Meeting is held under the decision of the Company Board of Directors based on its own initiative, at the request of the Auditing

Commission, Company auditors, as well as at the request of a shareholder (s) possessing not less than 10 per cent of voting shares of the Company as of the date of the request.

8.7 Except for the cases provided for by the acting legislation, quorum for all the meetings is set if by the end of registration for participation in General Meeting the shareholders (or their authorized representatives) have registered who in aggregate posses more than a half (50 per cent) of placed Company voting shares.

In case of sent Resolutions, which were received by the Company at least two days prior to the date of the General Shareholders Meeting, they are taken into account when setting the quorum and summarizing the results of voting.

If no quorum is reached to hold the General shareholders Meeting, the Chairman shall announce the date of new General Meeting; this should not be later than 20 days after.

Shareholders having rights to participate in AGM are defined by the shareholders list compiled for the failed General Meeting. The changing of agenda is not allowed.

New General Meeting convoked instead of the failed one is competent in case shareholders, possessing in aggregate 30 per cent of the Company placed voting shares, have registered to participate in this General Meeting by the end of such registration.

8.8. ***The following aspects are the competence of the General Meeting***. The resolution on these aspects are taken by the majority of shareholders of the Company voting shares taken part in the General Meeting if other is not provided for by the article 8.12 of the Charter:

8.8.1. Introducing changes and amendments into the Company Charter or approval of new edition of the Company Charter except the cases stated in Article 8.9 of the Charter.

8.8.2. Reorganization of the Company.

8.8.3. Liquidation of the Company, appointment of the liquidation commission and the approval of intermediate and final liquidation balance sheet.

8.8.4. Definition of the numerical membership of the Company Board of Directors, election of its members and pre-term termination of their powers.

8.8.5. Number of authorized shares

8.8.6. Increasing of the Company charter capital by raising share par value or by placing additional shares.

8.8.7. Decreasing of the Company charter capital by reducing share par value, purchasing by the Company a part of shares in order to reduce their total amount or to cancel not fully paid shares or by canceling the Company shares.

8.8.8. Establishing of the personal executive body of the Company, pre-term termination of its powers.

8.8.9. Election of the Company auditing committee (inspector) and pre-term termination of its powers.

8.8.10. Approval of the Company auditors.

8.8.11. Approval of annual reports, balance sheets, profit & loss accounting and profit & loss distribution.

8.8.12. Taking the decision on non-use of the shareholder's right of priority to procure the Company shares or securities converted into shares, according to the procedure set by the acting legislation.

8.8.13. Order of the General Meeting

8.8.14.Establishing the counting commission.

8.8.15. Setting the ways of publishing materials (information) for the shareholders.

8.8.16. Splitting and consolidation of the shares.

8.8.17. Entering into the transactions which are of interest, if the payment for transaction and the property being the subject of the deal exceed 2 per cent of the Company assets and if the deal provides for the placing of the Company voting shares exceeding 2 per cent of earlier placed shares.

8.8.18. Entering into major deals connected with the procurement and alienation of the property the price of which is more than 50 per cent of the book cost of the Company assets.

8.8.19. Participation in holding companies and financial groups.

8.8.20. Taking decisions on other matters being the competence of the Meeting pursuant to the acting legislation.

8.9. Decisions on the matters set forth in Article 8.8 hereof, are the exclusive competence of the General Meeting and cannot be passed to the executive body of the Company.

Decisions on the matters being the exclusive competence of the General Meeting cannot be passed to the Board of Directors except those set forth in articles 8.8.1, 8.8.6 in case of a decision to increase the charter capital of and introduce the corresponding changes and amendments into the Company Charter related to such an increase and concerning which the Board of Directors is competent to take decisions pursuant to the acting Charter.

8.10. The General Meeting has no right to consider and take the decisions on the matters out of its competence.

8.11 Decisions on the matters set forth in Articles 8.8.2, 8.8.12, 8.8.15-18 are taken by the General Meeting only under the proposal of the Board of directors.

8.12. Decisions on the matters, set forth in Articles 8.8.1-3, 8.8.5, 8.8.18 hereof, are taken by the three-fourth majority of votes participating in the General Meeting.

8.13. The shares belonging to the members of the Company Board of Directors or to the persons from the management bodies of the Company cannot take part in the voting concerning the matters set forth in Article 8.8.9 of the Charter when the auditing committee is elected. These votes are excluded from the total number of voting shares when the counting is done.

8.14. The General Meeting cannot take decisions on the matters not included into the agenda as well as to change the agenda.

8.15. The voting at the General Meeting is effected based on the principle "one Company voting share - one vote ", except the cases of cumulative voting on elections of the Board of Directors' members when one voting share accounts for the votes equal to the candidates to the Company Board of Directors.

8.16. The voting on the agenda items at the General Meeting is done by Resolutions (voting-papers). The forms and the text of the Resolutions are approved by the Board of Directors.

8.17. The results of voting are published at the General Shareholders Meeting or in the mass media.

8.18. The decision of the General Meeting may be taken without the General Meeting convoking - by absentee voting (questionnaire), however the decision on the matters set forth in Article 8.2 hereof cannot be taken by absentee voting (by questionnaire). The decisions taken by voting by questionnaire and the results of voting are notified to the shareholders within 45 days from the date of such decision had been taken.
8.19. The decision of General Meeting taken by absentee voting (questionnaire), is considered to be valid if in the General Meeting took part the shareholders in aggregate possessing at least a half of the Company voting shares.

The competence of the Issuer's Board of Directors (supervisory council) in compliance with the Company's Charter (statutory documents)

An extract from the Issuer's Chart

Article 9. The Board of Directors of the Company

9.1. The Board of Directors of the Company is the body conducting the general management of the Company's activities. The main task of the Board's members is working out of the Company policy towards the increase of the Company profitability, fulfillment of plans and programs of its development and other goals. The activity of the Board of Directors is regulated by the Regulations on the Board of Directors, approved by the General Shareholders Meeting.

9.2. The members of the Board of Directors are elected by the AGM to the term of one year, and they may be reelected without any limitations. The powers of the Board of Directors are valid from the date of its election by the AGM up to the election (reelection) it by the next AGM.

9.3. A member of the Board of Directors may be a shareholder or its representative, possessing at least 2.0% of the Company charter capital or representing the interest of such a shareholder(s).
A member of the Board of Directors is a natural person, a nominee to the Board of Directors by the Company shareholders and possessing least 2.0% of the Company voting shares.
9.4. 7 persons are elected to the Board of Directors of the Company. The members of the Company collegiate executive body shall not be the majority of the Board of Directors.

9.5. The Chairman of the Board of Directors is elected from the members of the Board of Directors by its majority of votes. The Chairman of the Board of Directors presides at the meetings of the Board of Directors.

9.6. According the decision of the General Shareholders Meeting the members of the Company Board of Directors receive remuneration during fulfilling their duties and compensations for all the costs related to the fulfillment of the functions of Board of Directors members.

9.7. The following matters are the exclusive competence of the Company Board of Directors:
9.7.1. Defining the priorities of the Company activities.
9.7.2. Convoking the Annual and Extraordinary Shareholders Meetings, except the cases provided for by the RF legislation.

9.7.3. Approval of the AGM agenda.
9.7.4. Approving of the date for the compiling the shareholders list, who have a right to participate in the General Meeting; form, date, place and time of General Meeting; form and text of Resolutions (voting papers); information presented to the shareholders while preparing the General Meeting; number and names of participants of a counting commission; some other provisions pursuant to the Federal Law. 9.7.5. Submitting to the General Meeting the issues under items 2,12,15-18 of Article 8.8 of the Charter.
9.7.6. Increasing the Company charter capital by raising shares par value or by placing the shares in the number and category (type) of the authorized shares as well as the introducing of the corresponding changes into the Company Charter.
9.7.7. Placing shares and other securities by the Company
9.7.8. Evaluation of the market value of the property.
9.7.9. Acquisition of the placed by the Company shares and other securities.
9.7.10.Establishing of collegiate executive body of the Company - Management Board and pre-term termination of its powers, setting the size of remuneration and compensations to its members, approving the Regulations on the Management Board and On General Director.
9.7.11. Recommendations concerning the remuneration and compensations to the members of the counting commission of the Company, and payment to the auditors.
9.7.12. Recommendations concerning the size of annual dividends on shares, date and procedure of their payment.
9.7.13. Usage of reserve and other funds of the Company.
9.7.14. Approval of new documents of the Company, regulating the activities of the executive bodies of the Company.
9.7.15. Establishing, reorganization and liquidation of affiliated companies and representative offices of the Company.
9.7.16. Taking the decision to participate in other organizations and corporations of commercial companies.
9.7.17. Entering into major transactions concerning the acquisition and alienation of the property with the price of 25-50 per cent of book value of the assets of the Company or related to the placing of a package of common shares equal to more than 25 per cent of early placed common shares of the Company.
9.7.18. Entering into the transactions if it is of any interest.
Elections of the Chairman of the Board of Directors.
9.7.20. Redemption by the Company the placed shares in cases provided by Federal law "On joint-stock companies".
9.7.21. Approval of decisions on securities issue, prospectus issue and reports on securities issue results
9.7.22. Taking the decision on intermediate dividends payment.
9.7.23. Taking the decision on independent registrar.
9.7.24. Agreement on a transaction or some interconnected transactions concerning the direct or indirect alienation or acquisition of Company property the cost of which is 5-25 per cent of book value of the Company assets as the date of taking such decisions done by the executive bodies except transactions entered into during routine economic activities.
9.7.25. Defining composition, scope and protection of information being the commercial secret.
9.7.26. Preliminary approval of Annual Reports.
9.7.27. Other issues pursuant to the Company Charter and Federal law "On joint-stock companies".

9.8 Issues of exclusive competence of the Board of Directors cannot be transferred to the executive body of the Company.

9.9. *Meetings of the Board of Directors* are held as required, but not less than once a quarter. Meetings of the Board of Directors are held at the request of a member of the Board of Directors, Company auditing committee or Company auditors or executive body of the Company.

9.10. The Chairman of the Board of Directors presides at the meetings of the Board of Directors, organizes protocols recording.

9.11. One of the Board of Directors Meetings is held at least 120 days after a fiscal year completing consider the draft of the Company annual balance sheet, profit & loss accounting and Auditors' conclusion.
Annual reports should be preliminary approved by the Board of Directors at least 30 days prior to the AGM.

9.12.Every member of the Board of Directors is notified in written form and order set by the Board of Directors. The notification shall include the agenda, all the necessary documents related to the agenda. The Board of Directors shall not consider the issues not mentioned in the agenda. If required any meeting of the Board of Directors may be postponed if all the present members of the Board agree.

9.13. Each Member of the Board of Directors has one vote. The quorum is constituted by presence of at least half of the elected members of the Board. The decisions at the meetings are taken by the majority of votes except for the decisions concerning entering into a major deal the subject of which is the property with cost of 25-50 percent of the book cost of the Company assets; concerning the changes and amendments to the Company Charter in accordance with Article 9.7.6 hereof. The decisions on such a deal and introducing the changes and amendments into the Charter shall be taken unanimously. If not these issues shall be settled by the General Meeting.
Decisions concerning the priorities of the Company activities (approval of Business-plans) and on the Company participation in other organizations shall not be taken without a consent of a shareholder (or his representative) possessing at least 40 per cent of the Company voting shares. The transfer of a vote from one member of the Board of Directors to some other member is prohibited.

9.14. The members of the Board of Directors when performing their rights and duties shall act in the interests of the Company and to do this conscientiously and reasonably.
The members of the Board of Directors are responsible to the Company in accordance with the acting legislation of RF.

The competence of the Issuer's One-man and Collegiate executive bodies complying with the Company charter (statutory documents):

An extract from the Issuer's Charter

Article 10. **Executive bodies of the Company**

10.1. The current activities of the Company are guided by the one-man executive management body of the Company - General Director appointed, by the General Shareholders Meeting, and by the collegiate executive body - the Management Board, appointed by the Board of Directors under the proposal of the General Director. The General Director is appointed from the candidates proposed by the shareholder(s), possessing in aggregate at least two per cent of the Company charter capital. The shareholder(s), possessing in aggregate at least two per cent of the Company charter capital, can nominate a candidate to the post of the General Director at least 45 days from the date of starting the fiscal year when the appointment of the General

Director is going to be. General Director is the Chairman of the Management Board. The Board of Directors establishes the Management Board numbering not more than 15 members.

10.2. The competence of the Company Executive bodies are all the matters related to the Company management activities except the matters of exclusive competence of the General Meeting and the Board of Directors.

10.3. The Company Executive bodies follow up the fulfillment of decisions of the General Meeting and those of thc Board of Directors.

10.4. Rights and duties of the General Director and of members of the Management Board on fulfillment of management of the Company current activities are subject to the acting legislation, this Charter, Regulations on the General Director< Regulations on the Board of Directors and to the contract signed by each of them with the Company. The contracts with the General Director and with the members of the Management Board on behalf of the Company are signed by a person authorized by the Board of Directors.
The General Director is appointed for the term not less than 2 years and not more than 5 years.
The rights and duties, term of office and the remuneration of his labor are determined by a contract, concluded on behalf of the Company by a person authorized by the Board of Directors.

10.5 The General Director acts on behalf of the Company without power of attorney, including the following; he acts for the Company, enters into the deals on behalf of the Company within his powers, set forth by the Company Charter, approves the staff, issues orders and instructions obligatory for all the Company employees, signs all the documents on behalf of the Company, presides at General Meeting, and fulfills administrative measures concerning the development of list of information to be the commercial secret of the Company, issues orders and instructions to protect the commercial secret.

10.6 Collegiate executive body of the Company - the Management Board - acts
The collegiate body of the Company – the Management Board - acts by virtue of the Company Charter and Regulations on Management Board, approved by the Board of Directors.
The competence of the Management Board is the preparation of offers on policy, strategy and programs of communications development in the region, improvement of quality of services rendered; approval of the quarterly financial plans of the Company, investments plans and capital expenditures plans; determining the personnel and social policy of the Company, organizes the accounting record and book-keeping.
The Regulations on the Management Board is approved by the Board of Directors of the Company .
The sittings of the Management Board are organized by the General Director of the Company.
The sittings of the Management Board are recorded and the protocols are signed by the General Director.

10.7. The General Director and the members of the Management Board are responsible to the Company pursuant to the acting legislation.

20. The Issuer's Board of Directors members (supervisory body).

Chairman: **Belov Vadim Evgenyevich**

Board of Directors' members:

Juk Vladimir Alexandrovich
Birth year: ***1934***

Perminov Leonid Mikhailovich
Birth year: ***1940***

Shubin Igor Nikolaevich
Birth year: ***1955***

Belov Vadim Evgenievich
Birth year: ***1958***

Grigorieva Alla Borisovna
Birth year: ***1962***

Rybakin Vladimir Ilyich
Birth year: ***1955***

Sanachyov Victor Petrovich
Birth year: ***1949***

21. The list of one-man and corporate (Administration) executive bodies of the Issuer.

The One-man executive body and members of the collegiate executive body of the Issuer:

Daydkin Vyacheslav Nikolaevich
Birth year: ***1950***

Bukharinov Oleg Ivanovich
Birth year: ***1952***

Palkin Alexandre Anatolievich
Birth year: ***1949***

Popov Vladimir Vitalievich
Birth year: ***1950***

Nagovitsina Larissa Veniaminovna
Birth year: ***1950***

Kovylyaev Valery Nikolaevich
Birth year: ***1946***

Kalashnikova Nadezhda Alekseevna
Birth year: ***1950***

Sanachyov Victor Petrovich
Birth year: ***1949***

Rybakin Vladimir Ilyich
Birth year: ***1955***

Onuchina Lidia Vladimirovna
Birth year: ***1949***

Zavidov Vladimir Kazmich
Birth year: ***1948***

Fedoseev Alexandre Petrovich
Birth year: ***1956***

Osipov Alexandre Mikhailovich
Birth year: ***1946***

Kuzyaev Sergey Ivanovich
Birth year: ***1962***

Person, acting as the Issuer's One-man executive body: ***Rybakin Vladimir Ilyich***

B. Data on the issuer's financial situation

34. Accounting reports of the issuer as of the last quarter prior the approval of the decision to issue securities.
In Appendix.

36. Data on the Issuer's charter capital.
Charter capital volume (RUR): ***1 049 272 527.48***
A degree of fulfilment of the shareholders' obligation to pay up their shares (holdings) in the charter capital: ***100 %***
Breakdown of the charter capital by share categories:
Common :
Overall value (RUR.): ***1 049 272 527.48***
Share in the charter capital: ***100 %***
Preference shares:
Overall value (RUR): ***0***
Share in the charter capital: ***0 %***

C. Data on previous issues

37.1. Data on shares.

37.1.1. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: ***1***

Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***500***

Number of securities in the issue: ***692 872***
Overall value of the issue: ***346 436 000***

37.1.2. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: 2
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***548 500***
Number of securities in the issue: ***692 872***
Overall value of the issue ***380 040 292 000***

37.1.3. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: *3*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***500***
Number of securities in the issue: ***760 080 584***
Overall value of the issue ***380 040 292 000***

37.1.4. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: *4*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***1 200***

Number of securities in the issue: ***760 080 584***
Overall value of the issue ***912 096 700 800***

37.1.5. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: *5*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***100***

Number of securities in the issue: ***9 120 967 008***
Overall value of the issue ***912 096 700 800***

37.1.6. Nominal common shares of OAO "Uralsvyazinform"
Number of issue: *6*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***0.104312***

Number of securities in the issue: ***8 743 937 729***
Overall value of the issue ***912 097 632.387448***

37.1.7. Nominal common shares of OAO "Uralsvyazinform"

Number of issue: *7*

Category: *common*

Form of securities: *nominal non-documentary shares*

Par value of one share: ***0.12***

Number of securities in the issue: ***8 743 937 729***

Overall value of the issue ***1 049 272 527.48***

37.2. Data on bonds.

37.2.1. Registered interest bearing bonds of OAO "Uralsvyazinform"

Number of issue: ***5***

Series: ***C***

Type: ***interest bearing***

Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 100 000***

Number of securities of the issue: ***800***

Overall value of the issue: ***80 000 000***

37.2.2. Registered interest bearing bonds of OAO "Uralsvyazinform"

Number of issue: *7*

Series: ***E***

Type: ***interest bearing***

Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 1 000 000***

Number of securities of the issue: ***6 000***

Overall value of the issue: ***6 000 000 000***

37.2.3. Registered interest bearing bonds of OAO "Uralsvyazinform"

Number of issue: ***8***

Series: ***F***

Type: ***interest bearing***

Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 100 000***

Number of securities of the issue: ***3 000***

Overall value of the issue: ***300 000 000***

37.2.4. Registered interest bearing bonds of OAO "Uralsvyazinform"

Number of issue: ***9***

Series: ***G***

Type: ***interest bearing***

Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 100 000***

Number of securities of the issue: ***1 000***

Overall value of the issue: ***100 000 000***

37.2.5. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***10***
Series: ***H***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***

Number of securities of the issue: ***1 000***
Overall value of the issue: ***100 000 000***

37.2.6. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***6***
Series: ***D***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***200***
Overall value of the issue: ***20 000 000***

37.2.7. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***12***
Series: ***DZ***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***

Number of securities of the issue: ***200 000***
Overall value of the issue: ***10 000 000***

37.2.9. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***14***
Series: ***FL-2-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***150***
Overall value of the issue: ***7 500***

37.2.10. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***15***
Series: ***FL-3-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

37.2.11. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***16***

Series: ***FL-4-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***

Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

37.2.12. Registered interest bearing bonds of OAO "Uralsvyazinform"
Number of issue: ***18***
Series: ***00***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***

Number of securities of the issue: ***250 000***
Overall value of the issue: ***25 000 000***

D. Data on securities placed

38 (I). Data on securities placed.

Registered interest bearing bonds of 01 series

Type of securities: ***bonds***
Series: ***01***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 100.***
Owner's rights represented by each security issued:
The owner is entitled to retirement of the bond in 1 year since the date of issue's placement. The holder of the bond is paid its par value plus the interest of this value.
Any holder of bonds has a right to demand pre-term retirement of his/her bonds from the Issuer.

Return on bonds of the issue:
The interest and retirement payments on bonds are made in cash in form of cash or cashless settlement in the currency of Russian Federation.

Retirement period of the issue's bonds:
Start date:
Start date of the bonds' retirement is due after the lapse of 1 year since the date of placement closure.
End date:
End date of the bonds' retirement is due after the lapse of 1 year since the date of placement closure.

Number of securutuie placed: ***50 000***
Way of placement: ***closed subscription***
Range of potential buyers of the securities:
Open joint-stock company "Parma", located Russia, 614096, Perm, Lenin st., 64 will be the sole buyer of the

bonds.

Way and procedure of placement of securities.

Start date of placement, or the order of its definition:

Start date of placement: on the fifth calendar day after federal registration of the securities' issue.

Closure date of placement, or the order of its definition

December 19, 2001 or the date of last bond placement.

Appendix

BALANCE SHEET

	Codes
Form № 1 of OKUD	0710001
Date (YY-MM-DD)	
Of OKPO	01134530
INN	5902183094
Of OKDP	-
of OKOPF/OKFS	-
of OKEI	

As of **October 1, 2000.**
Organization: **Open joint stock company "Uralsvyazinform"**
Taxpayer's identification number
Industry: **telecommunications**
Legal status: **open joint stock company**
Measurement unit: **RUR thousand**

ASSETS	Line code	For the reporting period	For similar period of previous year
1	2	3	4
I. NON-CURRENT ASSETS			
Intangible assets (04, 05)	110	7 422	4 894
Patents, licenses, trademarks and other similar rights and assets	111	105	92
Organization expenses	112	-	-
Goodwill value	113	-	-
Fixed assets (01, 02, 03)	120	1 954 498	1 937 283
Land lots and objects of nature management	**121**	**2 656**	**3 463**
Buildings, constructions, machines and equipment	122	1 902 936	1 532 852
Construction in progress (07, 08, 61)	130	93 587	174 485
Profitable investments in tangibles (03)	135	-	-
Leasehold property	136	-	-
Property provided on rental agreement	137	-	-
Long-term investments (06,82)	**140**	**11 504**	**11 491**
Investments in subsidiaries	**141**	**7 492**	**7 501**
Investments in dependent organizations	**142**	**475**	**475**
Investments in other organizations	**143**	**3 537**	**3 515**
Loans, granted to organizations for periods not exceeding 12 months	144	-	-
Other long-term investments	145	-	-
Other non-current assets	150	-	-
TOTAL non-current assets	190	2 067 011	2 128 153
II. CURRENT ASSETS			
Inventories	210	82 286	108 546
Raw materials, materials and other similar valuables (10, 12, 13, 16)	211	57 746	74 107
Animals fattened (11)	212	40	40
Goods in process (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	-	67
Finished products and goods for resale (16, 40, 41)	214	22 699	29 811
Goods shipped (45)	**215**	-	-
Expenses of future periods (31)	**216**	**1 801**	**4 521**
Other resources and expenses	217	-	-
VAT on valuables (goods) purchased (19)	220	8 537	7 327
Accounts receivable (payments due over 12 months after reporting date)	230	469	382
Clients and customers (62, 76, 82)	**231**	-	-
Bills receivable (62)	**232**	-	-
Debts of affiliated and dependent organizations (78)	**233**	-	-
Advances distributed (61)	234	-	-
Other debtors	235	469	382
Accounts payable (payments due during 12 months after reporting date)	240	331 330	411 147
Clients and customers (62, 76, 82)	**241**	**299 702**	**361 160**
Bills payable (62)	**242**	**4 340**	**3 415**
Debts of affiliated and dependent organizations (78)	**243**	-	-
Outstanding participant (constitutors)fees to the charter capital (75)	244	-	-
Advances distributed (61)	245	805	3 177
Other debtors	246	26 483	43 395

Short-term investments (56,58, 82)	250	-	-
Loans granted for periods not exceeding 12 months	251	-	-
Own stock redeemed from shareholders	**252**	-	-
Other short-term investments	253	-	-
Cash and cash equivalents	260	179 694	29 617
cash (50)	**261**	**478**	**955**
Settlement accounts (51)	**262**	**11 678**	**3 719**
Currency accounts (52)	**263**	**166 846**	**17 882**
Other cash assets(55, 56, 57)	264	692	7 061
Other current assets	270	-	-
TOTAL current assets	290	602 316	557 019
TOTAL ASSETS	300	2 669 327	2 685 172

LIABILITIES	**Line code**	**For the reporting period**	**For similar period of previous year**
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital (85)	**410**	**912 097**	**1 049 273**
Paid-in-excess capital (87)	420	258 821	119 974
Reserve capital (86)	430	-	6 075
Reserve funds, established in accordance with Law	**431**	-	**6 075**
Reserves, established in accordance with charter documents	432	-	-
Social fund (88)	440	19 329	19 112
Target financing and receipts (96)	450	197	4 376
Retained earnings of the previous years (88)	460	121 491	54 823
Outstanding losses of the previous years (88)	465	200 306	176 023
Expenses of 1999, not covered by sources of finance	466	93 250	93 250
Retained earnings of the reporting year (88)	470	-	88 170
Outstanding losses of the reporting year (88)	475	-	-
TOTAL capital and reserves	490	1 111 629	1 165 780
IV. NON-CURRENT LIABILITIES			
Borrowings (92, 95)	510	1 073 249	830 176
Bank credits due over 12 months after reporting date	**511**	**1 000**	**13 400**
Other loans due clear over 12 months after reporting date	512	1 072 249	816 776
Other non-current liabilities	**520**	-	-
TOTAL non-current liabilities	590	1 073 249	830 176
V CURRENT LIABILITIES			
Borrowings (90, 94)	610	339 691	540 791
Bank credits due in course of 12 months after reporting date	611	320 897	517 014
Other loans due clear in course 12 months after reporting date	612	18 794	23 777
Accounts payable	620	229 069	234 491
Suppliers and contractors (60, 76)	**621**	**90 992**	**94 618**
Bills payable (60)	**622**	**20 392**	**25 135**
Arrears to affiliated and dependent organizations (78)	623	-	-
Arrears of wages (70)	624	23 645	16 251
Debts to federal off-budget funds (69)	625	15 790	8 170
Debts to the budget (68)	626	26 085	27 325
Obtained advances (64)	**627**	**4 740**	**3 314**
Other creditors	628	47 425	59 678
Dividend payments (75)	630	-	3 954
Income of future periods (83)	640	3 649	3 223
Reserves of forthcoming expenses and payments (89)	650	5 290	4
Other short-term liabilities	660	-	-
TOTAL current liabilities	**690**	**577 699**	**782 463**
TOTAL equity and liability	700	2 762 577	2 778 419

CERTIFICATE

OF VALUABLES, REGISTERED ON THE BELOW-LINE BALANCE

Item	Line code	For the reporting period	For similar period of previous year
1	2	3	4
Rented fixed assets (001)	910	-	71
Including leasing	911	-	-
Inventory holdings, acquired for responsible storage (002)	920	-	115
Goods taken on commission (004)	930	-	-
Insolvent debts written off as loss (007)	940	13 908	18 592
Received covers on undertakings and payments (008)	950	-	-
Distributed covers on undertakings and payments (008)	960	-	-
Housing resources depreciation (014)	970	3 763	1 776
Depreciation of exterior accomplishment objects and similar objects (015)	980	-	-
Standardized report forms	990	188	31

PROFIT AND LOSS STATEMENT

		Codes
	Form № 2 of OKUD	0710002
As of **October 1, 2000**	Date (yy-mm-dd)	
Organization: **Open joint stock company "Uralsvyazinform"**	of OKPO	01134530
Taxpayer's identification number	INN	5902183094
Industry: **telecommunications**	**of OKDP**	-
Legal status: **open joint stock company**	Of OKOPF/OKFS	-
Measurement unit: **RUR thousand**	of OKEI	

On shipment

Item	Line code	For the reporting period	For similar period of previous year
1	2	3	4
I. Income and expenses from main activities			
Net sales of goods, products, work, services (minus VAT, excise duties and similar obligatory payments)	10	1 148 204	847 240
Including sales of communication services	11	1 063 036	794 498
Trade	12	85 168	52 747
Cost of goods, products, work, services sold	20	531 018	573 970
Including communication services costs	21	770 714	527 536
Trade costs	22	76 562	46 434
Gross profit	29	300 928	273 270
Selling expenses	30	19 461	12 108
Administrative expenses	40	-	-
Profit (loss) from sales of goods (services, work)	50	281 467	261 162
II. Operating income and expenses			
Interest receivable	**60**	**1 640**	**120**
Interest payable	**70**	**210 828**	**60 083**
Income from stakes in other companies	**80**	**358**	**49**
Other operational income	90	2 952	3 356
Other operational expenses	100	38 698	28 924
III.Non-operating income and expenses			
Other non-operating income	**120**	**176 791**	**42 816**
Other non-operating expenses	130	89 457	141 717
Profit (loss) before taxation	140	124 225	76 779
Profit tax and similar mandatory payments	150	36 055	17 868
Profit (loss) from main activities	160	88 170	58 911
IV. Extraordinary income and expenses			
Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (retained profit (loss) of the reporting period)	190	88 170	58 911

Registered "______"__________________ _______.

Federal registration number ***4-19-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 01 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер ***4-19-00175-А***

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д.А. Глазунов

(подпись отв. лица)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 01

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 01-series bonds

Type of securities: ***bonds***
Series: ***01***
Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"__________________ ______.

Federal registration number ***4-20-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 02 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "18" марта 2001 г.
государственный регистрационный номер **4-20-00175-А**

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Б. А. Гладунов

(подпись ответственного лица)



(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 02

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин



19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 02-series bonds

Type of securities: ***bonds***
Series: ***02***
Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.

Federal registration number ***4-21-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 03 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер *4-21-00175-А*

ФКЦБ России
(наименование регистрирующего органа)

Член ФКЦБ России Д.Д. Глазунов
(подпись ответственного лица)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 03

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 03-series bonds

Type of securities: ***bonds***
Series: ***03***
Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.

Federal registration number ***4-22-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 04 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер **4-22-00175-А**

ФКЦБ России

(наименование регистрирующего органа)

(подпись ответственного лица)

(печать регистрирующего органа)



РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 04

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин




ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.
Nominal non-documentary interest bearing 04-series bonds

Type of securities: ***bonds***
Series: ***04***
Category: ***interest bearing***

2. Form of securities.
Nominal non-documentary

4. Par value of each security of the issue.
RUR100.

5. Rights of the owner represented by each security of the issue.
The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.
50 000

8. Way of securities' placement

8.1. Way of placement.
Closed subscription
The range of potential buyers of the securities:
Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.
As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.
Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.

Federal registration number ***4-23-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 05 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер **4-23-00175-А**

ФКЦБ России

(наименование регистрирующего органа)



Член ФКЦБ России Д. В. Гладунов

(подпись уполномоченного лица)

(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 05

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин





ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 05-series bonds

Type of securities: ***bonds***

Series: ***05***

Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.
Federal registration number ***4-24-00175-A***

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 06 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер **4-24-00175-А**

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Б. Д. Глазунов

(подпись уполномоченного лица)



(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 06

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин



19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 06-series bonds

Type of securities: ***bonds***
Series: ***06***
Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"__________________ ______.

Federal registration number ***4-25-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 07 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер 4-25-00175-А

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д.А. Гайдуков

(подпись ответственного лица)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 07

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.
Nominal non-documentary interest bearing 07-series bonds

Type of securities: ***bonds***
Series: ***07***
Category: ***interest bearing***

2. Form of securities.
Nominal non-documentary

4. Par value of each security of the issue.
RUR100.

5. Rights of the owner represented by each security of the issue.
The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.
50 000

8. Way of securities' placement

8.1. Way of placement.
Closed subscription
The range of potential buyers of the securities:
Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.
As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.
Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"__________________ ______.

Federal registration number ***4-26-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 08 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер 4-26-00175-А

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д. А. Глазунов

(подпись уполномоченного лица)

(печать регистрирующего органа)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 08

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.
Nominal non-documentary interest bearing 08-series bonds

Type of securities: ***bonds***
Series: ***08***
Category: ***interest bearing***

2. Form of securities.
Nominal non-documentary

4. Par value of each security of the issue.
RUR100.

5. Rights of the owner represented by each security of the issue.
The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.
50 000

8. Way of securities' placement

8.1. Way of placement.
Closed subscription
The range of potential buyers of the securities:
Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.
As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.
Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.

Federal registration number ***4-27-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 09 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано "28" марта 2001 г.
государственный регистрационный номер 4-27-00175-А
ФКЦБ России
(наименование регистрирующего органа)
Член ФКЦБ России Б.Д. Багунов
(подпись ответственного лица)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ
(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 09

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

19 декабря 2000 г. М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 09-series bonds

Type of securities: ***bonds***
Series: ***09***
Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______"________________ ______.

Federal registration number ***4-28-00175-A***

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

DECISION OF SECURITIES' ISSUE

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary bonds of 10 series

Approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000. Protocol № 9

on the basis of decision of bonds placement, approved by the Board of Directors of OAO "Uralsvyazinform"
December 19, 2000 Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36

General director of OAO "Uralsvyazinform"
V.I. Rybakin



December 19, 2000 Stamp

Зарегистрировано " 28 " марта 2001 г.
государственный регистрационный номер **4-28-00175-А**

ФКЦБ России

(наименование регистрирующего органа)



(подпись ответственного лица)



(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Именные бездокументарные процентные облигации серии 10

Утверждено Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

на основании решения о размещении облигаций, утвержденного Советом директоров ОАО "Уралсвязьинформ"
19 декабря 2000 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: 3422) 34-33-36

Генеральный директор ОАО "Уралсвязьинформ"
В. И. Рыбакин



19 декабря 2000 г.



М.П.

1. Type, category, series of securities.

Nominal non-documentary interest bearing 10-series bonds

Type of securities: ***bonds***

Series: ***10***

Category: ***interest bearing***

2. Form of securities.

Nominal non-documentary

4. Par value of each security of the issue.

RUR100.

5. Rights of the owner represented by each security of the issue.

The shareholder is entitled to payment on the bond in his ownership in one year time since the closure date of placement of the issue. At that the bond holder is paid the bond's par value and the interest payment on this value. Any owner of a bond has a right to demand for a pre-term redemption of his/her bonds on the part of the Issuer.

6. Number of securities in the issue.

50 000

8. Way of securities' placement

8.1. Way of placement.

Closed subscription

The range of potential buyers of the securities:

Open joint-stock company "Parma" is the sole buyer of the issue, location: Russia, 614096, Perm, Lenin St., 64

Way of disclosure of the information on the securities' issue.

As envisaged in "The share issues' standards applied for foundation of joint-stock companies, complementary shares, bonds and prospectuses", in case of closed subscription placement of bonds the way of information disclosure is not provided.

8.3. Price (prices) of placement of one security of the issue.

Bonds are placed at the price of RUR 98,50 (ninety eight rubles fifty kopecks).

Registered "______" ________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 01-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-19-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
April 19, 2001. Protocol № 14

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

April 19, 2001

Stamp

Зарегистрировано "19" июня 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д. А. Глазунов

(подпись ответственного лица)



(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 01

Государственный регистрационный номер выпуска **4-19-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 19 апреля 2001 г. Протокол № 14

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин
Генеральный директор



Л. В. Онучина
Главный бухгалтер

19 апреля 2001 г.

М.П.

1. Date of placement.

Actual start-date of placement of the issue's securities: ***4.04.2001***
Actual closure date of placement of the issue's securities: ***4.04.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 02-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-20-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
April 19, 2001. Protocol № 14

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

April 19, 2001

Stamp

Зарегистрировано "19" июня 2001 г.

ФКЦБ России
(наименование регистрирующего органа)

Член ФКЦБ России Д. А. Глазунов
(подпись ответственного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 02

Государственный регистрационный номер выпуска **4-20-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 19 апреля 2001 г. Протокол № 14

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36




В. И. Рыбакин
Генеральный директор

Л. В. Онучина
Главный бухгалтер

19 апреля 2001 г.



М.П.

1. Date of placement.

Actual start-date of placement of the issue's securities: ***4.04.2001***
Actual closure date of placement of the issue's securities: ***4.04.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"________________ ______.

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 03-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-21-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
May 31, 2001. Protocol № 18

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

May 31, 2001

Stamp

Зарегистрировано "9" июня 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д.А. Глазунов

(подпись ответственного лица)



(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 03

Государственный регистрационный номер выпуска **4-21-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 31 мая 2001 г. Протокол № 18

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин Генеральный директор	Л. В. Онучина Главный бухгалтер

31 мая 2001 г.

М.П.



1. Date of placement.

Actual start-date of placement of the issue's securities: ***30.05.2001***
Actual closure date of placement of the issue's securities: ***30.05.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "_____"_______________ ______.

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 04-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-22-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
May 31, 2001. Protocol № 18

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

May 31, 2001

Stamp

Зарегистрировано "9" июня 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России О.А. Плазунов

(подпись ответственного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 04

Государственный регистрационный номер выпуска **4-22-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 31 мая 2001 г. Протокол № 18

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин	Л. В. Онучина
Генеральный директор	Главный бухгалтер

31 мая 2001 г.



М.П.

1. Date of placement.

Actual start-date of placement of the issue's securities: ***30.05.2001***
Actual closure date of placement of the issue's securities: ***30.05.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"________________ ______.

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 05-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-23-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
July 20, 2001. Protocol № 3

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin General director	L.V. Onuchina Chief accountant

July 20, 2001 Stamp

Зарегистрировано "28" августа 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

(подпись ответственного лица) Ю. А. Глазунов


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 05

Государственный регистрационный номер выпуска **4-23-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 20 июля 2001 г. Протокол № 3

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин
Генеральный директор

Л. В. Онучина
Главный бухгалтер

20 июля 2001 г.

М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

1. Date of placement.

Actual start-date of placement of the issue's securities: ***13.07.2001***
Actual closure date of placement of the issue's securities: ***13.07.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 06-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-24-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
July 20, 2001. Protocol № 3

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

July 20, 2001

Stamp

Зарегистрировано " 28 " августа 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

Глазунов Ф. А.

(подпись ответственного лица)


ФЕДЕРАЛЬНАЯ КОМИССИЯ ПО РЫНКУ ЦЕННЫХ БУМАГ

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 06

Государственный регистрационный номер выпуска **4-24-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 20 июля 2001 г. Протокол № 3

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин	Л. В. Онучина
Генеральный директор	Главный бухгалтер

20 июля 2001 г.

М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
УРАЛСВЯЗЬИНФОРМ

1. Date of placement.

Actual start-date of placement of the issue's securities: ***13.07.2001***
Actual closure date of placement of the issue's securities: ***13.07.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS

Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 07-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-25-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
July 20, 2001. Protocol № 3

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin General director	L.V. Onuchina Chief accountant
July 20, 2001	Stamp

Зарегистрировано "28" августа 2001 г.

ФКЦБ России



(наименование регистрирующего органа)



(подпись ответственного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 07

Государственный регистрационный номер выпуска **4-25-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 20 июля 2001 г. Протокол № 3

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36



В. И. Рыбакин
Генеральный директор



Л. В. Онучина
Главный бухгалтер

20 июля 2001 г.

М.П.



1. Date of placement.

Actual start-date of placement of the issue's securities: ***13.07.2001***
Actual closure date of placement of the issue's securities: ***13.07.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "_____"________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 08-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-26-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
September 27, 2001. Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

September 27, 2001

Stamp

Зарегистрировано "09" октября 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

Член ФКЦБ России Д.А. Тиазу

(подпись ответственного лица)



(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 08

Государственный регистрационный номер выпуска **4-26-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 27 сентября 2001 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36

В. И. Рыбакин
Генеральный директор

Л. В. Онучина
Главный бухгалтер

27 сентября 2001 г.



М.П.

1. Date of placement.

Actual start-date of placement of the issue's securities: ***26.09.2001***
Actual closure date of placement of the issue's securities: ***26.09.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "______"__________________ ______.

FCSM of Russia
(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 09-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-27-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
September 27, 2001. Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin
General director

L.V. Onuchina
Chief accountant

September 27, 2001

Stamp

Зарегистрировано "09" октября 2001 г.

ФКЦБ России

(наименование регистрирующего органа)

(подпись ответственного лица)

(печать регистрирующего органа)



ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 09

Государственный регистрационный номер выпуска **4-27-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 27 сентября 2001 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36



В. И. Рыбакин
Генеральный директор



Л. В. Онучина
Главный бухгалтер

27 сентября 2001 г.

М.П.



1. Date of placement.

Actual start-date of placement of the issue's securities: ***26.09.2001***
Actual closure date of placement of the issue's securities: ***26.09.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

Registered "_____"_______________ ______.

FCSM of Russia

(name of the registration body)

(signature of an authorized person)

(stamp of the registration body)

REPORT ON SECURITIES' ISSUE RESULTS
Shortened English version

Open joint-stock company "Uralsvyazinform"

Nominal non-documentary interest bearing 10-series bonds of OAO "Uralsvyazinform"

Federal registration number of the issue **4-28-00175-A**
Date of federal registration **March 28, 2001**

Approved by the Board of Directors of OAO "Uralsvyazinform"
September 27, 2001. Protocol № 9

Location: 614096 Russia, Perm, Lenin St., 68
Mail address: 614096 Russia, Perm, Lenin St., 68
Contact phone number: (3422) 34-38-72, (3422) 34-12-00
Fax: (3422) 34-33-36



V.I. Rybakin	L.V. Onuchina
General director	Chief accountant

September 27, 2001 Stamp

Зарегистрировано "09" октября 2001 г.

ФКЦБ России

(наименование регистрирующего органа)



Д.А. Глазунов.

(подпись ответственного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество "Уралсвязьинформ"

Процентные именные бездокументарные облигации ОАО "Уралсвязьинформ" серии 10

Государственный регистрационный номер выпуска **4-28-00175-А**
Дата государственной регистрации выпуска **28 марта 2001 г.**

Утвержден Советом директоров ОАО "Уралсвязьинформ" 27 сентября 2001 г. Протокол № 9

Место нахождения: 614096 Россия, г. Пермь, ул. Ленина, 68,
Почтовый адрес: 614096 Россия, г. Пермь, ул. Ленина, 68,
Контактный телефон: (3422) 34-38-72, (3422) 34-12-00
Факс: (3422) 34-33-36



В.И. Рыбакин
Генеральный директор



Л. В. Онучина
Главный бухгалтер

27 сентября 2001 г.



М.П.

1. Date of placement.

Actual start-date of placement of the issue's securities: ***26.09.2001***
Actual closure date of placement of the issue's securities: ***26.09.2001***

2. Par value of each security of the issue.

RUR100

3. Number of securities in the issue placed de facto.

50 000

4. Placement price (prices) of the issue's securities.

Placement price (rubles)	Number of securities of this issue, placed at the price given
98.5	50 000

9. All major transactions, as well as self-interest transactions.

According to the terms of closed subscription, the sole buyer of the issue is Open joint-stock company "Parma", located in Russia, 614096, Perm, Lenin St.,64. The transaction is not regarded as major pursuant to the Article 79 of the Federal Law on Joint-Stock Companies. The transaction is not treated as self-interest transaction due to the Articles 81-83 of the Federal Law on Joint-Stock Companies.

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol № 15 of 27.04.2001

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

1st quarter of 2001

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I. 
(signature)

Chief accountant Onuchina L.V. ____________
(signature)

27.04.2001

(stamp)

Contact person: Neverova Elena Valerievna
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*
E-mail: ***neverova@usi.ru***

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol № 4 of 25.07.2001

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

2nd quarter of 2001

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I. ____________
(signature)

Chief accountant Onuchina L.V. ____________
(signature)

25.07.2001

(stamp)

Contact person: Neverova Elena Valerievna
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*
E-mail: ***neverova@usi.ru***

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol №11 of 22.10.2001

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

3rd quarter of 2001

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I. ____________
(signature)

Chief accountant Onuchina L.V. ____________
(signature)

22.10.2001

(stamp)

Contact person: Kandakov Dmitry Nikolaevich
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол № 15 от 27.04.2001

Председатель Совета директоров В. Е. Белов ____________
(подпись)



М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: I квартал 2001 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ____________
(подпись)

Главный бухгалтер Онучина Л.В. ____________
(подпись)

27.04.2001



(М.П.)

Контактное лицо: *Кандаков Дмитрий Николаевич*
заместитель начальника управления имущества и ценных бумаг
Тел.: *(3422)-90-58-97* Факс: *(3422) -34-33-36*
Адрес электронной почты: *kandakov@usi.ru*

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол № 4 от 25.07.2001

Председатель Совета директоров А. И. Осипчук ____________
(подпись)



М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: II квартал 2001 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ____________
(подпись)

Главный бухгалтер Онучина Л.В. ____________
(подпись)

25.07.2001



(М.П.)

Контактное лицо: *Кандаков Дмитрий Николаевич*
заместитель начальника управления имущества и ценных бумаг
Тел.: *(3422)-90-58-97* Факс: *(3422) -34-33-36*
Адрес электронной почты: *neverova@usi.ru*

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол №11 от 22.10.2001

Председатель Совета директоров А. И. Осипчук ________ (подпись)


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: III квартал 2001 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: Российская Федерация, 614096 г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ________ (подпись)

Главный бухгалтер Онучина Л.В. ________ (подпись)

22.10.2001


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

(М.П.)

Контактное лицо: *Кандаков Дмитрий Николаевич*
заместитель начальника управления имущества и ценных бумаг
Тел.: *(3422)-90-58-97* Факс: *(3422) -34-33-36*
Адрес электронной почты: *neverova@usi.ru*

A. Information on the issuer

9. Full name.

Открытое акционерное общество "Уралсвязьинформ".
Joint-Stock Company "Uralsvyazinform".

10. Abbreviated name.

ОАО "Уралсвязьинформ"
J.S.C. "Uralsvyazinform"

11. Information on changes in the name and legal status of the Issuer.

Open type Joint-stock company "Uralsvyazinform"
AOOT "Uralsvyazinform"
Introduced: ***29.04.1994***

Open Joint-stock company "Uralsvyazinform"
AO "Uralsvyazinform"
Introduced: ***28.05.1996***

Open Joint-stock company "Uralsvyazinform"
OAO "Uralsvyazinform"
Introduced: ***8.07.1998***

Current name was introduced: ***8.07.1998***

12. Data on federal registration of the Issuer.

Date of federal registration: ***29.04.1994***

Federal registration certificate's number (other document confirming federal registration of the Issuer): *2359*

Federal registration body: Administration of Leninsky district of Perm

19. Foundation-members (stakeholders) of the Issuer.

Overall number of shareholders (partners): ***2 533***

20. Organizational structure of the Issuer.

The supreme Company body is the General Shareholders Meeting. The Board of Directors is the general administration body of the company. The principal task of the Board of Directors is stated as the working out of policies aiming at the increase in profitability of the Company, completion of plans and programs for communication development and other Company goals. The Board's activities are regulated according to the Provision on the Board of Directors, adopted by the General Shareholders Meeting. Operational management of the company is charged upon the one-man executive body – the general director, appointed by the General Shareholders Meeting, and also the collegiate body – Administration, nominated by the Board of Directors on proposal of the general director..

The competence of the Issuer's AGM in compliance with the Company charter(statutory documents).

An extract from the Company charter

Article 8. **General Shareholders Meeting**

8.1. The supreme Company body is the General Shareholders Meeting.
The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders.

8.2 Annual General Shareholders Meeting is held at least two months after and the latest six months after the finishing a fiscal year.
The Annual General Shareholders Meeting deals with the problems of elections of the Board of Directors, auditing commission, approving Company auditors, considers Annual Company Reports, submitted by the Board of Directors, balance sheet, Profit and Loss accounting of the Company and distribution of profit and losses.

8.3. Shareholders Meetings convoked off-schedule are assumed ***extraordinary.***

8.4. The date and procedure of the Shareholders Meeting, the list of shareholders having the right to take part in the GENERAL MEETING, the date of the list compiling, the notifying of the shareholders, the list of documents to be presented to the shareholders during the preparation to the GENERAL MEETING are approved by the Company Board of Directors.

8.5. General Shareholders Meeting is convoked by notification the shareholders at least 30 calendar days prior to the General Shareholders Meeting. At least 30 calendar days prior to the date of the General Shareholders Meeting, the Board of Directors shall notify the Company shareholders via publishing in press and in local regional newspapers "Zvezda" and "Permskie Novosty" the corresponding announcements with the agenda of the Meeting. Not later than 30 calendar days prior to the date of the General Meeting the Company must send Voting resolutions to its shareholders.
The notification shall contain: the Company name and location; the date, time and place of General Meeting; the agenda approved by the Board of Directors; place where the shareholders could get to know the agenda documents; date of compiling the shareholders having the right to participate in General Meeting. The approving of the General Meeting agenda is an exclusive competence of the Board of Directors.
A shareholder (s) of the Company having in aggregate not less than 2 per cent of voting shares, at least 45 days after finishing the fiscal year is entitled to introduce not more than two written proposals into the AGM agenda and nominate their candidates for the Board of Directors and to the Auditing Commission, the number of which cannot exceed the numerical membership of these bodies.

8.6. An Extraordinary General Shareholders Meeting is held under the decision of the Company Board of Directors based on its own initiative, at the request of the Auditing Commission, Company auditors, as well as at the request of a shareholder (s) possessing not less than 10 per cent of voting shares of the Company as of the date of the request.

8.7. Except for the cases provided for by the acting legislation, quorum for all the meetings is set if by the end of registration for participation in General Meeting the shareholders (or their authorized representatives) have registered who in aggregate posses more than a half (50 per cent) of placed Company voting shares.

In case of sent Resolutions, which were received by the Company at least two days prior to

the date of the General Shareholders Meeting, they are taken into account when setting the quorum and summarizing the results of voting.

If no quorum is reached to hold the General shareholders Meeting, the Chairman shall announce the date of new General Meeting; this should not be later than 20 days after.

Shareholders having rights to participate in AGM are defined by the shareholders list compiled for the failed General Meeting. The changing of agenda is not allowed.

New General Meeting convoked instead of the failed one is competent in case shareholders, possessing in aggregate 30 per cent of the Company placed voting shares, have registered to participate in this General Meeting by the end of such registration

***8.8. The following aspects are the competence of the General Meeting**. The resolution on these aspects are taken by the majority of shareholders of the Company voting shares taken part in the General Meeting if other is not provided for by the article 8.12 of the Charter:*

8.8.1. Introducing changes and amendments into the Company Charter or approval of new edition of the Company Charter except the cases stated in Article 8.9 of the Charter.

8.8.2. Reorganization of the Company.

8.8.3. Liquidation of the Company, appointment of the liquidation commission and the approval of intermediate and final liquidation balance sheet.

8.8.4. Definition of the numerical membership of the Company Board of Directors, election of its members and pre-term termination of their powers.

8.8.5. Number of authorized shares

8.8.6. Increasing of the Company charter capital by raising share par value or by placing additional shares.

8.8.7. Decreasing of the Company charter capital by reducing share par value, purchasing by the Company a part of shares in order to reduce their total amount or to cancel not fully paid shares or by canceling the Company shares.

8.8.8. Establishing of the personal executive body of the Company, pre-term termination of its powers.

8.8.9. Election of the Company auditing committee (inspector) and pre-term termination of its powers.

8.8.10. Approval of the Company auditors.

8.8.11. Approval of annual reports, balance sheets, profit & loss accounting and profit & loss distribution.

8.8.12. Taking the decision on non-use of the shareholder's right of priority to procure the Company shares or securities converted into shares, according to the procedure set by the acting legislation.

8.8.13. Order of the General Meeting

8.8.14.Establishing the counting commission.

8.8.15. Setting the ways of publishing materials (information) for the shareholders.

8.8.16. Splitting and consolidation of the shares.

8.8.17. Entering into the transactions which are of interest, if the payment for transaction and the property being the subject of the deal exceed 2 per cent of the Company assets and if the deal provides for the placing of the Company voting shares exceeding 2 per cent of earlier placed shares.

8.8.18. Entering into major deals connected with the procurement and alienation of the property the price of which is more than 50 per cent of the book cost of the Company assets..

8.8.19. Participation in holding companies and financial groups

8.8.20. Taking decisions on other matters being the competence of the Meeting pursuant to the acting legislation.

8.9. Decisions on the matters set forth in Article 8.8 hereof, are the exclusive competence of the General Meeting and cannot be passed to the executive body of the Company.

Decisions on the matters being the exclusive competence of the General Meeting cannot be passed to the Board of Directors except those set forth in articles 8.8.1, 8.8.6 in case of a decision to increase the charter capital of and introduce the corresponding changes and amendments into the Company Charter related to such an increase and concerning which the Board of Directors is competent to take decisions pursuant to the acting Charter.

8.10. The General Meeting has no right to consider and take the decisions on the matters out of its competence.

8.11 Decisions on the matters set forth in Articles 8.8.2, 8.8.12, 8.8.15-18 are taken by the General Meeting only under the proposal of the Board of directors.

8.12. Decisions on the matters, set forth in Articles 8.8.1-3, 8.8.5, 8.8.18 hereof, are taken by the three-fourth majority of votes participating in the General Meeting.

8.13. The shares belonging to the members of the Company Board of Directors or to the persons from the management bodies of the Company cannot take part in the voting concerning the matters set forth in Article 8.8.9 of the Charter when the auditing committee is elected. These votes are excluded from the total number of voting shares when the counting is done.

8.14. The General Meeting cannot take decisions on the matters not included into the agenda as well as to change the agenda.

8.15. The voting at the General Meeting is effected based on the principle "one Company voting share - one vote ", except the cases of cumulative voting on elections of the Board of Directors' members when one voting share accounts for the votes equal to the candidates to the Company Board of Directors.

8.16. The voting on the agenda items at the General Meeting is done by Resolutions (voting-papers). The forms and the text of the Resolutions are approved by the Board of Directors.

8.17. The results of voting are published at the General Shareholders Meeting or in the mass media.

8.18. The decision of the General Meeting may be taken without the General Meeting convoking - by absentee voting (questionnaire), however the decision on the matters set forth in Article 8.2 hereof cannot be taken by absentee voting (by questionnaire). The decisions taken by voting by questionnaire and the results of voting are notified to the shareholders within 45 days from the date of such decision had been taken.

8.19. The decision of General Meeting taken by absentee voting (questionnaire), is considered to be valid if in the General Meeting took part the shareholders in aggregate possessing at least a half of the Company voting shares.

The competence of the Issuer's Board of Directors (supervisory council) in compliance with the Company's Charter (statutory documents)

An extract from the Issuer's Chart

Article 9. The Board of Directors of the Company

9.1. The Board of Directors of the Company is the body conducting the general management of the Company's activities. The main task of the Board's members is working out of the Company policy towards the increase of the Company profitability, fulfillment of plans and programs of its development and other goals. The activity of the Board of Directors is regulated by the Regulations on the Board of Directors, approved by the General Shareholders Meeting.

9.2. The members of the Board of Directors are elected by the AGM to the term of one year, and they may be reelected without any limitations. The powers of the Board of Directors are valid from the date of its election by the AGM up to the election (reelection) it by the next AGM.

9.3. A member of the Board of Directors may be a shareholder or its representative, possessing at least 2.0% of the Company charter capital or representing the interest of such a shareholder(s). A member of the Board of Directors is a natural person, a nominee to the Board of Directors by the Company shareholders and possessing least 2.0% of the Company voting shares.

9.4. 7 persons are elected to the Board of Directors of the Company. The members of the Company collegiate executive body shall not be the majority of the Board of Directors.

9.5. The Chairman of the Board of Directors is elected from the members of the Board of Directors by its majority of votes. The Chairman of the Board of Directors presides at the meetings of the Board of Directors.

9.6. According the decision of the General Shareholders Meeting the members of the Company Board of Directors receive remuneration during fulfilling their duties and compensations for all the costs related to the fulfillment of the functions of Board of Directors members.

9.7. The following matters are the exclusive competence of the Company Board of Directors: 9.7.1. Defining the priorities of the Company activities.
9.7.2. Convoking the Annual and Extraordinary Shareholders Meetings, except the cases provided for by the RF legislation.
9.7.3. Approval of the AGM agenda.
9.7.4. Approving of the date for the compiling the shareholders list, who have a right to participate in the General Meeting; form, date, place and time of General Meeting; form and text of Resolutions (voting papers); information presented to the shareholders while preparing the General Meeting; number and names of participants of a counting commission; some other provisions pursuant to the Federal Law.
9.7.5. Submitting to the General Meeting the issues under items 2,12,15-18 of Article 8.8 of the Charter.

9.7.6. Increasing the Company charter capital by raising shares par value or by placing the shares in the number and category (type) of the authorized shares as well as the introducing of the corresponding changes into the Company Charter.
9.7.7. Placing shares and other securities by the Company
9.7.8. Evaluation of the market value of the property.
9.7.9. Acquisition of the placed by the Company shares and other securities.
9.7.10.Establishing of collegiate executive body of the Company - Management Board and pre-term termination of its powers, setting the size of remuneration and compensations to its members, approving the Regulations on the Management Board and On General Director.
9.7.11. Recommendations concerning the remuneration and compensations to the members of the counting commission of the Company, and payment to the auditors.
9.7.12. Recommendations concerning the size of annual dividends on shares, date and procedure of their payment.
9.7.13. Usage of reserve and other funds of the Company.
9.7.14. Approval of new documents of the Company, regulating the activities of the executive bodies of the Company.
9.7.15. Establishing, reorganization and liquidation of affiliated companies and representative offices of the Company.
9.7.16. Taking the decision to participate in other organizations and corporations of commercial companies.
9.7.17. Entering into major transactions concerning the acquisition and alienation of the property with the price of 25-50 per cent of book value of the assets of the Company or related to the placing of a package of common shares equal to more than 25 per cent of early placed common shares of the Company.
9.7.18. Entering into the transactions if it is of any interest.
Elections of the Chairman of the Board of Directors.
9.7.20. Redemption by the Company the placed shares in cases provided by Federal law "On joint-stock companies".
9.7.21. Approval of decisions on securities issue, prospectus issue and reports on securities issue results
9.7.22. Taking the decision on intermediate dividends payment.
9.7.23. Taking the decision on independent registrar.
9.7.24. Agreement on a transaction or some interconnected transactions concerning the direct or indirect alienation or acquisition of Company property the cost of which is 5-25 per cent of book value of the Company assets as the date of taking such decisions done by the executive bodies except transactions entered into during routine economic activities.
9.7.25. Defining composition, scope and protection of information being the commercial secret.
9.7.26. Preliminary approval of Annual Reports.
9.7.27. Other issues pursuant to the Company Charter and Federal law "On joint-stock companies".

9.8 Issues of exclusive competence of the Board of Directors cannot be transferred to the executive body of the Company.

9.9. Meetings of the Board of Directors are held as required, but not less than once a quarter. Meetings of the Board of Directors are held at the request of a member of the Board of Directors, Company auditing committee or Company auditors or executive body of the Company.

9.10. The Chairman of the Board of Directors presides at the meetings of the Board of Directors, organizes protocols recording.

9.11. One of the Board of Directors Meetings is held at least 120 days after a fiscal year completing consider the draft of the Company annual balance sheet, profit & loss accounting and Auditors' conclusion.
Annual reports should be preliminary approved by the Board of Directors at least 30 days prior to the AGM.

9.12.Every member of the Board of Directors is notified in written form and order set by the Board of Directors. The notification shall include the agenda, all the necessary documents related to the agenda. The Board of Directors shall not consider the issues not mentioned in the agenda. If required any meeting of the Board of Directors may be postponed if all the present members of the Board agree.

9.13. Each Member of the Board of Directors has one vote. The quorum is constituted by presence of at least half of the elected members of the Board. The decisions at the meetings are taken by the majority of votes except for the decisions concerning entering into a major deal the subject of which is the property with cost of 25-50 percent of the book cost of the Company assets; concerning the changes and amendments to the Company Charter in accordance with Article 9.7.6 hereof. The decisions on such a deal and introducing the changes and amendments into the Charter shall be taken unanimously. If not these issues shall be settled by the General Meeting.

Decisions concerning the priorities of the Company activities (approval of Business-plans) and on the Company participation in other organizations shall not be taken without a consent of a shareholder (or his representative) possessing at least 40 per cent of the Company voting shares. The transfer of a vote from one member of the Board of Directors to some other member is prohibited.

9.14. The members of the Board of Directors when performing their rights and duties shall act in the interests of the Company and to do this conscientiously and reasonably.
The members of the Board of Directors are responsible to the Company in accordance with the acting legislation of RF.

The competence of the Issuer's One-man and Collegiate executive bodies complying with the Company charter (statutory documents):

An extract from the Issuer's Charter

Article 10. ***Executive bodies of the Company***

10.1. The current activities of the Company are guided by the one-man executive management body of the Company - General Director appointed, by the General Shareholders Meeting, and by the collegiate executive body - the Management Board, appointed by the Board of Directors under the proposal of the General Director. The General Director is appointed from the candidates proposed by the shareholder(s), possessing in aggregate at least two per cent of the Company charter capital. The shareholder(s), possessing in aggregate at least two per cent of the Company charter capital, can nominate a candidate to the post of the General Director at least 45 days from the date of starting the fiscal year when the appointment of the General Director is going to be. General Director is the Chairman of the Management Board. The Board of Directors establishes the Management Board numbering not more than 15 members.

10.2. The competence of the Company Executive bodies are all the matters related to the

Company management activities except the matters of exclusive competence of the General Meeting and the Board of Directors.

10.3. The Company Executive bodies follow up the fulfillment of decisions of the General Meeting and those of thc Board of Directors.

10.4. Rights and duties of the General Director and of members of the Management Board on fulfillment of management of the Company current activities are subject to the acting legislation, this Charter, Regulations on the General Director< Regulations on the Board of Directors and to the contract signed by each of them with the Company. The contracts with the General Director and with the members of the Management Board on behalf of the Company are signed by a person authorized by the Board of Directors.
The General Director is appointed for the term not less than 2 years and not more than 5 years.
The rights and duties, term of office and the remuneration of his labor are determined by a contract, concluded on behalf of the Company by a person authorized by the Board of Directors..

10.5 The General Director acts on behalf of the Company without power of attorney, including the following; he acts for the Company, enters into the deals on behalf of the Company within his powers, set forth by the Company Charter, approves the staff, issues orders and instructions obligatory for all the Company employees, signs all the documents on behalf of the Company, presides at General Meeting, and fulfills administrative measures concerning the development of list of information to be the commercial secret of the Company, issues orders and instructions to protect the commercial secret.

10.6 Collegiate executive body of the Company - the Management Board - acts
The collegiate body of the Company – the Management Board - acts by virtue of the Company Charter and Regulations on Management Board, approved by the Board of Directors. The competence of the Management Board is the preparation of offers on policy, strategy and programs of communications development in the region, improvement of quality of services rendered; approval of the quarterly financial plans of the Company, investments plans and capital expenditures plans; determining the personnel and social policy of the Company, organizes the accounting record and book-keeping.
The Regulations on the Management Board is approved by the Board of Directors of the Company
The sittings of the Management Board are organized by the General Director of the Company. The sittings of the Management Board are recorded and the protocols are signed by the General Director.

10.7. The General Director and the members of the Management Board are responsible to the Company pursuant to the acting legislation.

21. The Issuer's Board of Directors members (supervisory body).

Board of Directors
Chairman: **Belov Vadim Evgenyevich**

Board of Directors' members::
Rybakin Vladimir Ilyich
Birth year: ***1955***

Juk Vladimir Alexandrovich
Birth year: ***1934***

Perminov Leonid Mikhailovich
Birth year: ***1940***

Bilibin Yuri Alexandrovich
Birth year: ***1971***

Osipchuk Anton Igorevich
Birth year: ***1967***

Belov Vadim Evgenievich
Birth year: ***1958***

Grigorieva Alla Borisovna
Birth year: ***1962***

22. The list of one-man and corporate (Administration) executive bodies of the Issuer.

The One-man executive body and members of the collegiate executive body of the Issuer

Daydkin Vyacheslav Nikolaevich
Birth year: ***1950***

Bukharinov Oleg Ivanovich
Birth year: ***1952***

Palkin Alexandre Anatolievich
Birth year: ***1949***

Popov Vladimir Vitalievich
Birth year: ***1950***

Onuchina Lidia Vladimirovna
Birth year: ***1949***

Zavidov Vladimir Kazmich
Birth year: ***1948***

Nagovitsina Larissa Veniaminovna
Birth year: ***1950***

Fedoseev Alexandre Petrovich
Birth year: ***1956***

Kovylyaev Valery Nikolaevich
Birth year: ***1946***

Osipov Alexandre Mikhailovich
Birth year: ***1946***

Kuzyaev Sergey Ivanovich
Birth year: ***1962***

Sanachyov Victor Petrovich
Birth year: ***1949***

Kalashnikova Nadezhda Alekseevna
Birth year: ***1950***

Chuvakin Vladimir Georgievich
Birth year: ***1946***

Rybakin Vladimir Ilyich
Birth year: ***1955***

Person, acting as the Issuer's One-man executive body: ***Rybakin Vladimir Ilyich***

36. Data on the Issuer's charter capital.

Charter capital volume (RUR): ***1 049 272 527.48***
Breakdown of the charter capital by share categories:
Common :
Overall value (RUR.): ***1 049 272 527.48***
Share in the charter capital: ***100 %***
Preference shares:
Overall value (RUR): ***0***
Share in the charter capital: ***0 %***

C. Data on previous issues

56. Data on shares.

Number of issue: *1*
Category: *common*
Form of securities: *nominal non-documentary shares*

Par value of one share: ***500***
Number of securities in the issue: ***692 872***
Overall value of the issue: ***346 436 000***

Number of issue: *2*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***548 500***
Number of securities in the issue: ***692 872***
Overall value of the issue ***380 040 292 000***

Number of issue: *3*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***500***
Number of securities in the issue: ***760 080 584***
Overall value of the issue ***380 040 292 000***

Number of issue: *4*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***1 200***
Number of securities in the issue: ***760 080 584***
Overall value of the issue ***912 096 700 800***

Number of issue: *5*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***100***
Number of securities in the issue: ***9 120 967 008***
Overall value of the issue ***912 096 700 800***

Number of issue: *6*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***0.104312***
Number of securities in the issue: ***8 743 937 729***
Overall value of the issue ***912 097 632.387448***

Additional significant information on securities issued:

Number of issue: *7*
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***0.12***

Number of securities in the issue: ***8 743 937 729***
Overall value of the issue ***1 049 272 527.48***

57. Data on bonds.

Number of issue: ***1***
Series: ***1***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 500 000***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***25 000 000 000***

Number of issue: ***2***
Series: ***2***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 10 000***
Number of securities of the issue: ***500 000***
Overall value of the issue: ***5 000 000 000***

Number of issue: ***3***
Series: ***3***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50 000***
Number of securities of the issue: ***300 000***
Overall value of the issue: ***15 000 000 000***

Number of issue: ***4***
Series: ***4***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50 000***
Number of securities of the issue: ***99 999***
Overall value of the issue: ***4 999 950 000***

Number of issue: ***5***
Series: ***C***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***

Number of securities of the issue: ***800***
Overall value of the issue: ***80 000 000***

Number of issue: ***6***
Series: ***D***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***200***
Overall value of the issue: ***20 000 000***

Number of issue: *7*
Series: ***E***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR* ***100 000***
Number of securities of the issue: ***6 000***
Overall value of the issue: ***600 000 000***

Number of issue: 8
Series: ***F***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR* ***100 000***
Number of securities of the issue: ***3 000***
Overall value of the issue: ***300 000 000***

Number of issue: ***9***
Series: ***G***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR* ***100 000***
Number of securities of the issue: ***1 000***
Overall value of the issue: ***100 000 000***

Number of issue: ***10***
Series: ***H***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR* ***100 000***
Number of securities of the issue: ***1 000***
Overall value of the issue: ***100 000 000***

Number of issue: ***11***
Series ***I***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR **50 000***
Number of securities of the issue: ***400 000***
Overall value of the issue: ***20 000 000 000***

Number of issue: ***12***
Series: DZ
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR **50***
Number of securities of the issue: ***200 000***
Overall value of the issue: ***10 000 000***

Number of issue: ***13***
Series: FL***-1-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: *RUR **50***
Number of securities of the issue: ***1 500***
Overall value of the issue: ***75 000***

Number of issue: ***14***
Series: FL***-2-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***150***
Overall value of the issue: ***7 500***

Number of issue:***15***
Series: FL***-3-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

Number of issue: ***16***
Series: FL***-4-98***

Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

Number of issue: ***17***
Series: ***99***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***400 000***
Overall value of the issue: ***20 000 000***

Number of issue: ***19***
Series: ***01***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***20***
Series: ***02***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***21***
Series: ***03***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***22***
Series: ***04***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***

Overall value of the issue: ***5 000 000***

Number of issue: ***23***
Series: ***05***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***24***
Series: ***06***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***25***
Series: ***07***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***26***
Series: ***08***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***27***
Series: ***09***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***28***
Series: ***10***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***5 000 000***

Number of issue: ***29***
Series: *Leninsky rayon (district)*
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***30***
Series: Sverdlovsky rayon (district)
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***31***
Series: Industialny rayon (district)
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***32***
Series: Dzerzhinsky rayon (district)
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***33***
Series ***Kirovsky rayon (district)***
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***

Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***34***
Series***: Motovilikhinsky rayon (district)***
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

Number of issue: ***35***
Series ***Ordzhonikidzovsky rayon (district)***
Type: ***interest bearing***
Form of securities:
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***499***
Overall value of the issue: ***49 900***

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol № 16 of 06.05.2000

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

1st quarter of 2000

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I.

(signature)

Chief accountant Onuchina L.V. ____________
(signature)

06.05.2000

(stamp)

Contact person: Kandakov Dmitry Nikolaevich
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*
E-mail: ***neverova@usi.ru***

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol № 3/1 of 14.08.2000

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

2nd quarter of 2000

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I. ____________
(signature)

Chief accountant Onuchina L.V. ____________
(signature)

14.08.2000

(stamp)

Contact person: Kandakov Dmitry Nikolaevich
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*
E-mail: ***neverova@usi.ru***

APPROVED
Board OF Directors of OAO "Uralsvyazinform"
Protocol № 6/3 of 09.11.2000

Chairman of Board of Directors A.I. Osipchuk ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

3rd quarter of 2000

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I.



(signature)

Chief accountant Onuchina L.V. ______________
(signature)

09.11.2000

(stamp)

Contact person: Kandakov Dmitry Nikolaevich
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Fax: *(3422) -34-33-36*
E-mail: ***neverova@usi.ru***

APPROVED
Board of Directors of OAO "Uralsvyazinform"
Protocol №____ as of 30.01.2001

General director V.I. Rybakin ____________
(signature)

Company stamp

QUARTERLY REPORT

OF THE SECURITIES ISSUER

4th quarter of 2000

Shortened English version

Open joint-stock company "Uralsvyazinform"

Issuer's code: 00175-A

Location: Russian Federation, 614096 Perm, Lenin St., 68
Mail address: 614096 Russian Federation, Perm ,Lenin St., 68

The information contained in this quarterly report is due to be disclosed pursuant to the Law on securities of Russian Federation.

General director Rybakin V.I. ____________
(signature)

Chief accountant Onuchina L.V. ____________
(signature)

(stamp)

Contact person: Kandakov Dmitry Nikolaevich
Deputy executive of Inventory and Securities Dept.
Tel.: *(3422)-90-58-97* Факс: *(3422) -34-33-36*
E-mail: ***kandakov@usi.ru***

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол № 16 от 6.0. 2000

(подпись)



М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: I квартал 2000 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ____________
(подпись)

Главный бухгалтер Онучина Л.В. ____________
(подпись)

(М.П.)

Контактное лицо: *Неверова Елена Валерьевна*
ведущий специалист по работе с ценными бумагами
Тел.: *(3422)-90-58-63* Факс: *(3422) -34-33-36*
Адрес электронной почты: ***neverova@usi.ru***

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол № 31 от 14.

(подпись)


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: II квартал 2000 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ____________
(подпись)

Главный бухгалтер Онучина Л.В. ____________
(подпись)


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

(М.П.)

Контактное лицо: ***Неверова Елена Валерьевна***
ведущий специалист по работе с ценными бумагами
Тел.: ***(3422)-90-58-63*** Факс: ***(3422) -34-33-36***
Адрес электронной почты: ***neverova@usi.ru***

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол №6/3 от 9.11.2000



(подпись)

М.П.

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: III квартал 2000 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ____________ (подпись)

Главный бухгалтер Онучина Л.В. ____________ (подпись)



(М.П.)

Контактное лицо: ***Неверова Елена Валерьевна***
ведущий специалист по работе с ценными бумагами
Тел.: *(3422)-90-58-63* Факс: *(3422) -34-33-36*
Адрес электронной почты: ***neverova@usi.ru***

УТВЕРЖДЕН
Совет Директоров ОАО "Уралсвязьинформ"
Протокол №10 от 5.02.2001

Председатель Совета директоров В.Е. Белов ______
(подпись)


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
М.П.
УРАЛСВЯЗЬИНФОРМ

ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

за: IV квартал 2000 г

Открытое акционерное общество "Уралсвязьинформ"

Код эмитента: 00175-А

Место нахождения: Российская Федерация, 614096 г.Пермь, ул.Ленина, 68
Почтовый адрес: 614096 Российская Федерация, г. Пермь, ул.Ленина, 68

Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Генеральный директор Рыбакин В.И. ______
(подпись)

Главный бухгалтер Онучина Л.В. ______
(подпись)


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
(М.П.)
УРАЛСВЯЗЬИНФОРМ

Контактное лицо: *Кандаков Дмитрий Николаевич*
заместитель начальника управления имущества и ценных бумаг
Тел.: *(3422)-90-58-97* Факс: *(3422) -34-33-36*
Адрес электронной почты: *kandakov@usi.ru*

A. Information on the issuer

9. Full name.

Открытое акционерное общество "Уралсвязьинформ".
Joint-Stock Company "Uralsvyazinform".

10. Abbreviated name.

ОАО "Уралсвязьинформ"
J.S.C. "Uralsvyazinform"

11. Information on changes in the name and legal status of the Issuer.

Open type Joint-stock company "Uralsvyazinform"
AOOT "Uralsvyazinform"
Introduced: ***29.04.1994***

Open Joint-stock company "Uralsvyazinform"
AO "Uralsvyazinform"
Introduced: ***28.05.1996***

Open Joint-stock company "Uralsvyazinform"
OAO "Uralsvyazinform"
Introduced: ***8.07.1998***

Current name was introduced: ***8.07.1998***

12. Data on federal registration of the Issuer.

Date of federal registration: ***29.04.1994***
Federal registration certificate's number (other document confirming federal registration of the Issuer): ***2359***
Federal registration body: Administration of Leninsky district of Perm

19. Foundation-members (stakeholders) of the Issuer.

Overall number of shareholders (partners): ***2 540***

20. Organizational structure of the Issuer.

The supreme Company body is the General Shareholders Meeting. The Board of Directors is the general administration body of the company. The principal task of the Board of Directors is stated as the working out of policies aiming at the increase in profitability of the Company, completion of plans and programs for communication development and other Company goals. The Board's activities are regulated according to the Provision on the Board of Directors, adopted by the General Shareholders Meeting. Operational management of the company is charged upon the one-man executive body – the general director, appointed by the General Shareholders Meeting, and also the collegiate body – Administration, nominated by the Board of Directors on proposal of the general director.

The competence of the Issuer's AGM in compliance with the Company charter(statutory documents).

An extract from the Company charter

Article 8. **General Shareholders Meeting**

8.1. The supreme Company body is the General Shareholders Meeting.

The Company is to hold the General Shareholders Meeting annually (Annual General Shareholders.

8.2 Annual General Shareholders Meeting is held at least two months after and the latest six months after the finishing a fiscal year.
The Annual General Shareholders Meeting deals with the problems of elections of the Board of Directors, auditing commission, approving Company auditors, considers Annual Company Reports, submitted by the Board of Directors, balance sheet, Profit and Loss accounting of the Company and distribution of profit and losses.

8.3. Shareholders Meetings convoked off-schedule are assumed ***extraordinary.***

8.4. The date and procedure of the Shareholders Meeting, the list of shareholders having the right to take part in the GENERAL MEETING, the date of the list compiling, the notifying of the shareholders, the list of documents to be presented to the shareholders during the preparation to the GENERAL MEETING are approved by the Company Board of Directors.

8.5. *General Shareholders Meeting is convoked by notification the shareholders at least 30 calendar days prior to the General Shareholders Meeting. At least 30 calendar days prior to the date of the General Shareholders Meeting, the Board of Directors shall notify the Company shareholders via publishing in press and in local regional newspapers "Zvezda" and "Permskie Novosty" the corresponding announcements with the agenda of the Meeting. Not later than 30 calendar days prior to the date of the General Meeting the Company must send Voting resolutions to its shareholders.*
The notification shall contain: the Company name and location; the date, time and place of General Meeting; the agenda approved by the Board of Directors; place where the shareholders could get to know the agenda documents; date of compiling the shareholders having the right to participate in General Meeting. The approving of the General Meeting agenda is an exclusive competence of the Board of Directors.
A shareholder (s) of the Company having in aggregate not less than 2 per cent of voting shares, at least 45 days after finishing the fiscal year is entitled to introduce not more than two written proposals into the AGM agenda and nominate their candidates for the Board of Directors and to the Auditing Commission, the number of which cannot exceed the numerical membership of these bodies.

8.6. An Extraordinary General Shareholders Meeting is held under the decision of the Company Board of Directors based on its own initiative, at the request of the Auditing Commission, Company auditors, as well as at the request of a shareholder (s) possessing not less than 10 per cent of voting shares of the Company as of the date of the request.

8.7. *Except for the cases provided for by the acting legislation, quorum for all the meetings is set if by the end of registration for participation in General Meeting the shareholders (or their authorized representatives) have registered who in aggregate posses more than a half (50 per cent) of placed Company voting shares.*

In case of sent Resolutions, which were received by the Company at least two days prior to the date of the General Shareholders Meeting, they are taken into account when setting the quorum and summarizing the results of voting.
If no quorum is reached to hold the General shareholders Meeting, the Chairman shall announce the date of new General Meeting; this should not be later than 20 days after.

Shareholders having rights to participate in AGM are defined by the shareholders list compiled for the failed General Meeting. The changing of agenda is not allowed.

New General Meeting convoked instead of the failed one is competent in case shareholders, possessing in aggregate 30 per cent of the Company placed voting shares, have registered to participate in this General Meeting by the end of such registration

8.8. The following aspects are the competence of the General Meeting*. The resolution on these aspects are taken by the majority of shareholders of the Company voting shares taken part in the General Meeting if other is not provided for by the article 8.12 of the Charter:*

8.8.1. Introducing changes and amendments into the Company Charter or approval of new edition of the Company Charter except the cases stated in Article 8.9 of the Charter.

8.8.2. Reorganization of the Company.

8.8.3. Liquidation of the Company, appointment of the liquidation commission and the approval of intermediate and final liquidation balance sheet.

8.8.4. Definition of the numerical membership of the Company Board of Directors, election of its members and pre-term termination of their powers.

8.8.5. Number of authorized shares

8.8.6. Increasing of the Company charter capital by raising share par value or by placing additional shares.

8.8.7. Decreasing of the Company charter capital by reducing share par value, purchasing by the Company a part of shares in order to reduce their total amount or to cancel not fully paid shares or by canceling the Company shares.

8.8.8. Establishing of the personal executive body of the Company, pre-term termination of its powers.

8.8.9. Election of the Company auditing committee (inspector) and pre-term termination of its powers.

8.8.10. Approval of the Company auditors.

8.8.11. Approval of annual reports, balance sheets, profit & loss accounting and profit & loss distribution.

8.8.12. Taking the decision on non-use of the shareholder's right of priority to procure the Company shares or securities converted into shares, according to the procedure set by the acting legislation.

8.8.13. Order of the General Meeting

8.8.14.Establishing the counting commission.

8.8.15. Setting the ways of publishing materials (information) for the shareholders.

8.8.16. Splitting and consolidation of the shares.

8.8.17. Entering into the transactions which are of interest, if the payment for transaction and the property being the subject of the deal exceed 2 per cent of the Company assets and if the deal provides for the placing of the Company voting shares exceeding 2 per cent of earlier placed shares.

8.8.18. Entering into major deals connected with the procurement and alienation of the property the price of which is more than 50 per cent of the book cost of the Company assets..

8.8.19. Participation in holding companies and financial groups

8.8.20. Taking decisions on other matters being the competence of the Meeting pursuant to the acting legislation.

8.9. Decisions on the matters set forth in Article 8.8 hereof, are the exclusive competence of

the General Meeting and cannot be passed to the executive body of the Company.

Decisions on the matters being the exclusive competence of the General Meeting cannot be passed to the Board of Directors except those set forth in articles 8.8.1, 8.8.6 in case of a decision to increase the charter capital of and introduce the corresponding changes and amendments into the Company Charter related to such an increase and concerning which the Board of Directors is competent to take decisions pursuant to the acting Charter.

8.10. The General Meeting has no right to consider and take the decisions on the matters out of its competence.

8.11 Decisions on the matters set forth in Articles 8.8.2, 8.8.12, 8.8.15-18 are taken by the General Meeting only under the proposal of the Board of directors.

8.12. Decisions on the matters, set forth in Articles 8.8.1-3, 8.8.5, 8.8.18 hereof, are taken by the three-fourth majority of votes participating in the General Meeting.

8.13. The shares belonging to the members of the Company Board of Directors or to the persons from the management bodies of the Company cannot take part in the voting concerning the matters set forth in Article 8.8.9 of the Charter when the auditing committee is elected. These votes are excluded from the total number of voting shares when the counting is done.

8.14. The General Meeting cannot take decisions on the matters not included into the agenda as well as to change the agenda.

8.15. The voting at the General Meeting is effected based on the principle "one Company voting share - one vote ", except the cases of cumulative voting on elections of the Board of Directors' members when one voting share accounts for the votes equal to the candidates to the Company Board of Directors.

8.16. The voting on the agenda items at the General Meeting is done by Resolutions (voting-papers). The forms and the text of the Resolutions are approved by the Board of Directors.

8.17. The results of voting are published at the General Shareholders Meeting or in the mass media.

8.18. The decision of the General Meeting may be taken without the General Meeting convoking - by absentee voting (questionnaire), however the decision on the matters set forth in Article 8.2 hereof cannot be taken by absentee voting (by questionnaire). The decisions taken by voting by questionnaire and the results of voting are notified to the shareholders within 45 days from the date of such decision had been taken.

8.19. The decision of General Meeting taken by absentee voting (questionnaire), is considered to be valid if in the General Meeting took part the shareholders in aggregate possessing at least a half of the Company voting shares.

The competence of the Issuer's Board of Directors (supervisory council) in compliance with the Company's Charter (statutory documents)

An extract from the Issuer's Chart

Article 9. The Board of Directors of the Company

9.1. The Board of Directors of the Company is the body conducting the general management of the Company's activities. The main task of the Board's members is working out of the Company policy towards the increase of the Company profitability, fulfillment of plans and programs of its development and other goals. The activity of the Board of Directors is regulated by the Regulations on the Board of Directors, approved by the General Shareholders Meeting.

9.2. The members of the Board of Directors are elected by the AGM to the term of one year, and they may be reelected without any limitations. The powers of the Board of Directors are valid from the date of its election by the AGM up to the election (reelection) it by the next AGM.

9.3. A member of the Board of Directors may be a shareholder or its representative, possessing at least 2.0% of the Company charter capital or representing the interest of such a shareholder(s). A member of the Board of Directors is a natural person, a nominee to the Board of Directors by the Company shareholders and possessing least 2.0% of the Company voting shares.

9.4. 7 persons are elected to the Board of Directors of the Company. The members of the Company collegiate executive body shall not be the majority of the Board of Directors.

9.5. The Chairman of the Board of Directors is elected from the members of the Board of Directors by its majority of votes. The Chairman of the Board of Directors presides at the meetings of the Board of Directors.

9.6. According the decision of the General Shareholders Meeting the members of the Company Board of Directors receive remuneration during fulfilling their duties and compensations for all the costs related to the fulfillment of the functions of Board of Directors members.

9.7. The following matters are the exclusive competence of the Company Board of Directors: 9.7.1. Defining the priorities of the Company activities.
9.7.2. Convoking the Annual and Extraordinary Shareholders Meetings, except the cases provided for by the RF legislation.
9.7.3. Approval of the AGM agenda.
9.7.4. Approving of the date for the compiling the shareholders list, who have a right to participate in the General Meeting; form, date, place and time of General Meeting; form and text of Resolutions (voting papers); information presented to the shareholders while preparing the General Meeting; number and names of participants of a counting commission; some other provisions pursuant to the Federal Law. 9.7.5. Submitting to the General Meeting the issues under items 2,12,15-18 of Article 8.8 of the Charter.
9.7.6. Increasing the Company charter capital by raising shares par value or by placing the shares in the number and category (type) of the authorized shares as well as the introducing of the corresponding changes into the Company Charter.
9.7.7. Placing shares and other securities by the Company
9.7.8. Evaluation of the market value of the property.
9.7.9. Acquisition of the placed by the Company shares and other securities.

9.7.10. Establishing of collegiate executive body of the Company - Management Board and pre-term termination of its powers, setting the size of remuneration and compensations to its members, approving the Regulations on the Management Board and On General Director.
9.7.11. Recommendations concerning the remuneration and compensations to the members of the counting commission of the Company, and payment to the auditors.
9.7.12. Recommendations concerning the size of annual dividends on shares, date and procedure of their payment.
9.7.13. Usage of reserve and other funds of the Company.
9.7.14. Approval of new documents of the Company, regulating the activities of the executive bodies of the Company.
9.7.15. Establishing, reorganization and liquidation of affiliated companies and representative offices of the Company.
9.7.16. Taking the decision to participate in other organizations and corporations of commercial companies.
9.7.17. Entering into major transactions concerning the acquisition and alienation of the property with the price of 25-50 per cent of book value of the assets of the Company or related to the placing of a package of common shares equal to more than 25 per cent of early placed common shares of the Company.
9.7.18. Entering into the transactions if it is of any interest.
Elections of the Chairman of the Board of Directors.
9.7.20. Redemption by the Company the placed shares in cases provided by Federal law "On joint-stock companies".
9.7.21. Approval of decisions on securities issue, prospectus issue and reports on securities issue results
9.7.22. Taking the decision on intermediate dividends payment.
9.7.23. Taking the decision on independent registrar.
9.7.24. Agreement on a transaction or some interconnected transactions concerning the direct or indirect alienation or acquisition of Company property the cost of which is 5-25 per cent of book value of the Company assets as the date of taking such decisions done by the executive bodies except transactions entered into during routine economic activities.
9.7.25. Defining composition, scope and protection of information being the commercial secret.
9.7.26. Preliminary approval of Annual Reports.
9.7.27. Other issues pursuant to the Company Charter and Federal law "On joint-stock companies".

9.8 Issues of exclusive competence of the Board of Directors cannot be transferred to the executive body of the Company.

9.9. Meetings of the Board of Directors are held as required, but not less than once a quarter. Meetings of the Board of Directors are held at the request of a member of the Board of Directors, Company auditing committee or Company auditors or executive body of the Company.

9.10. The Chairman of the Board of Directors presides at the meetings of the Board of Directors, organizes protocols recording.

9.11. One of the Board of Directors Meetings is held at least 120 days after a fiscal year completing consider the draft of the Company annual balance sheet, profit & loss accounting and Auditors' conclusion.
Annual reports should be preliminary approved by the Board of Directors at least 30 days prior to the AGM.

9.12.Every member of the Board of Directors is notified in written form and order set by the Board of Directors. The notification shall include the agenda, all the necessary documents related to the agenda. The Board of Directors shall not consider the issues not mentioned in the agenda. If required any meeting of the Board of Directors may be postponed if all the present members of the Board agree.

9.13. Each Member of the Board of Directors has one vote. The quorum is constituted by presence of at least half of the elected members of the Board. The decisions at the meetings are taken by the majority of votes except for the decisions concerning entering into a major deal the subject of which is the property with cost of 25-50 percent of the book cost of the Company assets; concerning the changes and amendments to the Company Charter in accordance with Article 9.7.6 hereof. The decisions on such a deal and introducing the changes and amendments into the Charter shall be taken unanimously. If not these issues shall be settled by the General Meeting.

Decisions concerning the priorities of the Company activities (approval of Business-plans) and on the Company participation in other organizations shall not be taken without a consent of a shareholder (or his representative) possessing at least 40 per cent of the Company voting shares. The transfer of a vote from one member of the Board of Directors to some other member is prohibited.

9.14. The members of the Board of Directors when performing their rights and duties shall act in the interests of the Company and to do this conscientiously and reasonably.
The members of the Board of Directors are responsible to the Company in accordance with the acting legislation of RF.

The competence of the Issuer's One-man and Collegiate executive bodies complying with the Company charter (statutory documents):

An extract from the Issuer's Charter

Article 10. ***Executive bodies of the Company***

10.1. The current activities of the Company are guided by the one-man executive management body of the Company - General Director appointed, by the General Shareholders Meeting, and by the collegiate executive body - the Management Board, appointed by the Board of Directors under the proposal of the General Director. The General Director is appointed from the candidates proposed by the shareholder(s), possessing in aggregate at least two per cent of the Company charter capital. The shareholder(s), possessing in aggregate at least two per cent of the Company charter capital, can nominate a candidate to the post of the General Director at least 45 days from the date of starting the fiscal year when the appointment of the General Director is going to be. General Director is the Chairman of the Management Board. The Board of Directors establishes the Management Board numbering not more than 15 members.

10.2. The competence of the Company Executive bodies are all the matters related to the Company management activities except the matters of exclusive competence of the General Meeting and the Board of Directors.

10.3. The Company Executive bodies follow up the fulfillment of decisions of the General Meeting and those of thc Board of Directors.

10.4. Rights and duties of the General Director and of members of the Management Board on

fulfillment of management of the Company current activities are subject to the acting legislation, this Charter, Regulations on the General Director< Regulations on the Board of Directors and to the contract signed by each of them with the Company. The contracts with the General Director and with the members of the Management Board on behalf of the Company are signed by a person authorized by the Board of Directors.
The General Director is appointed for the term not less than 2 years and not more than 5 years.
The rights and duties, term of office and the remuneration of his labor are determined by a contract, concluded on behalf of the Company by a person authorized by the Board of Directors..

10.5 The General Director acts on behalf of the Company without power of attorney, including the following; he acts for the Company, enters into the deals on behalf of the Company within his powers, set forth by the Company Charter, approves the staff, issues orders and instructions obligatory for all the Company employees, signs all the documents on behalf of the Company, presides at General Meeting, and fulfills administrative measures concerning the development of list of information to be the commercial secret of the Company, issues orders and instructions to protect the commercial secret.

10.6 Collegiate executive body of the Company - the Management Board - acts
The collegiate body of the Company – the Management Board - acts by virtue of the Company Charter and Regulations on Management Board, approved by the Board of Directors. The competence of the Management Board is the preparation of offers on policy, strategy and programs of communications development in the region, improvement of quality of services rendered; approval of the quarterly financial plans of the Company, investments plans and capital expenditures plans; determining the personnel and social policy of the Company, organizes the accounting record and book-keeping.
The Regulations on the Management Board is approved by the Board of Directors of the Company .
The sittings of the Management Board are organized by the General Director of the Company. The sittings of the Management Board are recorded and the protocols are signed by the General Director.

10.7. The General Director and the members of the Management Board are responsible to the Company pursuant to the acting legislation.

21. The Issuer's Board of Directors members (supervisory body).

Chairman: **Belov Vadim Evgenyevich**

Board of Directors' members:
Rybakin Vladimir Ilyich
Birth year: ***1955***

Juk Vladimir Alexandrovich
Birth year: ***1934***

Perminov Leonid Mikhailovich
Birth year: ***1940***

Sanachyov Victor Petrovich

Birth year: ***1949***

Shubin Igor Nikolaevich
Birth year: ***1955***

Belov Vadim Evgenievich
Birth year: ***1958***

Grigorieva Alla Borisovna
Birth year: ***1962***

22. The list of one-man and corporate (Administration) executive bodies of the Issuer.

The One-man executive body and members of the collegiate executive body of the Issuer:

Rybakin Vladimir Ilyich
Birth year: ***1955***

Daydkin Vyacheslav Nikolaevich
Birth year: ***1950***

Bukharinov Oleg Ivanovich
Birth year: ***1952***

Palkin Alexandre Anatolievich
Birth year: ***1949***

Popov Vladimir Vitalievich
Birth year: ***1950***

Onuchina Lidia Vladimirovna
Birth year: ***1949***

Zavidov Vladimir Kazmich
Birth year: ***1948***

Nagovitsina Larissa Veniaminovna
Birth year: ***1950***

Fedoseev Alexandre Petrovich
Birth year: ***1956***

Kovylyaev Valery Nikolaevich
Birth year: ***1946***

Osipov Alexandre Mikhailovich
Birth year: ***1946***

Kuzyaev Sergey Ivanovich
Birth year: ***1962***

Sanachyov Victor Petrovich

Birth year: ***1949***

A stake in the charter capital of the Issuer: ***2.53%***

Kalashnikova Nadezhda Alekseevna

Birth year: ***1950***

Person, acting as the Issuer's One-man executive body: ***Rybakin Vladimir Ilyich***

36. Data on the Issuer's charter capital.

Charter capital volume (RUR): ***1 049 272 527.48***
Breakdown of the charter capital by share categories:
Common :
Overall value (RUR.): ***1 049 272 527.48***
Share in the charter capital: ***100 %***
Preference shares:
Overall value (RUR): ***0***
Share in the charter capital: ***0 %***

C. Data on previous issues

56. Data on shares.

Number of issue: ***1***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***500***

Number of securities in the issue: ***692 872***
Overall value of the issue: ***346 436 000***

Number of issue: ***2***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***548 500***
Number of securities in the issue: ***692 872***
Overall value of the issue ***380 040 292 000***

Number of issue: ***3***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***500***
Number of securities in the issue: ***760 080 584***
Overall value of the issue ***380 040 292 000***

Number of issue: ***4***
Category: *common*
Form of securities: *nominal non-documentary shares*

Par value of one share: ***1 200***

Number of securities in the issue: ***760 080 584***
Overall value of the issue ***912 096 700 800***

Number of issue: ***5***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***100***

Number of securities in the issue: ***9 120 967 008***
Overall value of the issue ***912 096 700 800***

Additional significant information on securities issued:

Number of issue: ***6***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***0.104312***

Number of securities in the issue: ***8 743 937 729***
Overall value of the issue ***912 097 632.387448***

Number of issue: ***7***
Category: *common*
Form of securities: *nominal non-documentary shares*
Par value of one share: ***0.12***

Number of securities in the issue: ***8 743 937 729***
Overall value of the issue ***1 049 272 527.48***

57. Data on bonds.

Number of issue: ***1***
Series: ***1***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 500 000***
Number of securities of the issue: ***50 000***
Overall value of the issue: ***25 000 000 000***

Number of issue: ***2***
Series: ***2***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 10 000***
Number of securities of the issue: ***500 000***
Overall value of the issue: ***5 000 000 000***

Number of issue: ***3***
Series: ***3***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50 000***
Number of securities of the issue: ***300 000***
Overall value of the issue: ***15 000 000 000***

Number of issue: ***4***
Series: ***4***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50 000***

Number of issue: ***5***
Series: ***C***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***800***
Overall value of the issue: ***80 000 000***

Number of issue: ***6***
Series: ***D***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***200***
Overall value of the issue: ***20 000 000***

Number of issue: ***5***
Series: ***E***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 1 000 000***
Number of securities of the issue: ***6 000***
Overall value of the issue: ***6 000 000 000***

Number of issue: ***5***
Series: ***F***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***3 000***
Overall value of the issue: ***300 000 000***

Number of issue: ***5***
Series: ***G***

Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***1 000***
Overall value of the issue: ***100 000 000***

Number of issue: ***5***
Series: ***H***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100 000***
Number of securities of the issue: ***1 000***
Overall value of the issue: ***100 000 000***

Number of issue: ***5***
Series: ***I***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50 000***
Number of securities of the issue: ***400 000***
Overall value of the issue: ***20 000 000 000***

Number of issue: ***6***
Series: DZ
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***200 000***
Overall value of the issue: ***10 000 000***
Placement period of the tranche's bonds: from ***1.01.1999 to 7.01.1999***
Number of bonds in the tranche, placed de facto according to the registered report of the issue results: ***14 310***

Number of issue: *7*
Series: FL***-2-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***

Number of securities of the issue: ***150***
Overall value of the issue: ***7 500***

Number of issue: *7*
Series: FL***-3-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***

Par value of one security of the issue: ***RUR 50***

Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

Number of issue: *7*
Series: FL-***4-98***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***
Number of securities of the issue: ***50***
Overall value of the issue: ***2 500***

Number of issue: ***8***
Series: ***99***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 50***

Number of securities of the issue: ***400 000***
Overall value of the issue: ***20 000 000***

Number of issue: ***9***
Series: ***00***
Type: ***interest bearing***
Form of securities: ***registered non-documentary stock***
Par value of one security of the issue: ***RUR 100***
Number of securities of the issue: ***250 000***
Overall value of the issue: ***25 000 000***

The list of affiliated entities of the OAO "Uralsvyazinform" dd 01.01.2001

LEGAL ENTITIES

№	Name	Principle establishment	Mail address	Date of coming into effect of the grounds for affiliation	Grounds for affiliation
1	OAO "SvyazInvest"	103375 Moscow, K-375, Tverskaya St., 7	119121 Moscow, Pluschikha St., 55, bld. 2	09.10.1995	Legal entity entitled to take charge of more than 20 per cent of the entire number of votes, represented by shares that constitute the chartered capital of JSC "UralSvyazInform" in virtue of the Certificate Assignment Act № 967 of 09.10.1995
2	OOO «Perminform»	614060 Perm Krupskaya St., 2	614060 Perm Krupskaya St., 2	18.03.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
3	ZAO «Permtelecom»	614000 Perm, Podlesnaya St., 45	614000 Perm, Podlesnaya St., 45	18.03.1995	Legal entity Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
4	3AO «Pochtobank»	614096 Perm, Lenin St., 68	614096 Perm, Lenin St., 68	24.03.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the order of the Committee for Estate Administration of Perm Region №122-R of 24.03.94

5	ZAO «Infinvest»	614096 Perm, Lenin St., 68	614000 Perm, Gagarin Blvd, 32	11.12.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 9/8 of 11.12.96
6	OOO «Ural Inform TV»	614060 Perm Krupskaya St., 2	614060 Perm Krupskaya St., 2	18.03.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
7	ZAO «FK-Svyaz»	109316 Moscow, Volgogradsky av., 14	109316 Moscow, Volgogradsky av., 14	11.12.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 9/10 of 11.12.96
8	ZAO «United Telecom Ural»	614000 Perm 25th of October St., 9.	614000 Perm 25th of October St., 9.	16.03.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the order of the Committee for Estate Administration of Perm Region №97-R of 16.03.94
9	OOO «Parma-pension»	614600 г. Пермь, ул. Ленина, 64	614600 г. Пермь, ул. Ленина, 64	29.04.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors of 29.04.95
10	ZAO «Leader»	614007 Perm Fontannaya St., 1-a	614007 Perm Fontannaya St., 1-a	05.10.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 6/10 от 05.10.94

11	OOO «Teleradiocenter T-12»	Solikamsk Energeticov St., 24	Solikamsk Energeticov St., 24	23.04.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 3/24 of 23.04.96

INDIVIDUALS

№	Surname, Name, Patronymic	Date of coming into effect of the grounds for affiliation	Grounds for affiliation
1	Rybakine Vladimir Ilyich	21.05.1999	Vice-president of the Board of Directors in virtue of the board's decision № 8 of 21.05.1999, general director according to the decision of the general shareholders meeting № 8 of 21.05.1999
2	Belov Vadim Evgenyevich	26.05.2000	President of the Board of Directors in compliance with the decision of the annual general shareholders meeting and the Board of Directors decision 1/1 of 26.05.2000
3	Grigorieva Alla Borisovna	26.05.2000	Member of Board of Directors according to the decision of the general shareholders meeting № 3 of 26.05.2000
4	Sanachev Victor Petrovich	26.05.2000	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999, member of administration in virtue of the board of directors decision № 1/4 of 26.05.2000
5	Perminov Leonid Mikhailovich	26.05.2000	Member of Board of Directors according to the decision of the general shareholders meeting №3 26.05.2000
6	Juk Vladimir Alexandrovich	26.05.2000	Member of Board of Directors according to the decision of the general shareholders meeting №3 26.05.2000
7	Shubin Igor Nikolaevich	26.05.2000	Member of Board of Directors according to the decision of the general shareholders meeting №3 26.05.2000



General Director of OAO "Uralsvyazinform" **V.I. Rybakine**

The list of affiliated entities of the OAO "Uralsvyazinform" dd 01.01.2000

LEGAL ENTITIES

№	Name	Principle establishment	Mail address	Date of coming into effect of the grounds for affiliation	Grounds for affiliation
1	OAO "SvyazInvest"	103375 Moscow, K-375, Tverskaya St., 7	119121 Moscow, Pluschikha St., 55, bld. 2	09.10.1995	Legal entity entitled to take charge of more than 20 per cent of the entire number of votes, represented by shares that constitute the chartered capital of JSC "UralSvyazInform" in virtue of the Certificate Assignment Act № 967 of 09.10.1995
2	OOO «Perminform»	614060 Perm Krupskaya St., 2	614060 Perm Krupskaya St., 2	18.03.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
3	3AO «Permtelecom»	614000 Perm, Podlesnaya St., 45	614000 Perm, Podlesnaya St., 45	18.03.1995	Legal entity Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
4	3AO «Pochtobank»	614096 Perm, Lenin St., 68	614096 Perm, Lenin St., 68	24.03.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the order of the Committee for Estate Administration of Perm Region №122-R of 24.03.94

5	ЗАО «Infinvest»	614096 Perm, Lenin St., 68	614000 Perm, Gagarin Blvd, 32	11.12.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 9/8 of 11.12.96
6	ООО «Ural Inform TV»	614060 Perm Krupskaya St., 2	614060 Perm Krupskaya St., 2	18.03.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 1/16 of 18.03.95
7	ЗАО «FK-Svyaz»	109316 Moscow, Volgogradsky av., 14	109316 Moscow, Volgogradsky av., 14	11.12.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 9/10 of 11.12.96
8	ЗАО «United Telecom Ural»	614000 Perm 25th of October St., 9.	614000 Perm 25th of October St., 9.	16.03.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the order of the Committee for Estate Administration of Perm Region №97-R of 16.03.94
9	ООО «Parma-pension»	614600 г. Пермь, ул. Ленина, 64	614600 г. Пермь, ул. Ленина, 64	29.04.1995	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors of 29.04.95
10	ЗАО «Leader»	614007 Perm Fontannaya St., 1-a	614007 Perm Fontannaya St., 1-a	05.10.1994	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 6/10 от 05.10.94

11	OOO «Teleradiocenter T-12»	Solikamsk Energeticov St., 24	Solikamsk Energeticov St., 24	23.04.1996	Legal entity, Uralsvyazinform having over 20 per cent of votes, represented by stock (holdings, shares) that form the chartered capital of the given legal entity according to the decision of Uralsvyazinform Board of Directors № 3/24 of 23.04.96

INDIVIDUALS

№	Surname, Name, Patronymic	Date of coming into effect of the grounds for affiliation	Grounds for affiliation
1	Rybakine Vladimir Ilyich	21.05.1999	Vice-president of the Board of Directors in virtue of the board's decision № 8 of 21.05.1999, general director according to the decision of the general shareholders meeting № 8 of 21.05.1999
2	Belov Vadim Evgenyevich	21.05.1999	President of the Board of Directors in compliance with the decision of the annual general shareholders meeting and the Board of Directors decision 1/1 of 21.05.1999
3	Grigorieva Alla Borisovna	21.05.1999	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999
4	Sanachev Victor Petrovich	21.05.1999	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999, member of administration in virtue of the board of directors decision № 1/4 of 21.05.1999
5	Perminov Leonid Mikhailovich	21.05.1999	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999
6	Juk Vladimir Alexandrovich	21.05.1999	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999
7	Shubin Igor Nikolaevich	21.05.1999	Member of Board of Directors according to the decision of the general shareholders meeting № 9 of 21.05.1999
9	Davydkin Vyacheslav Nikolaevich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
10	Bakov Valery Georgievich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999

11	Palkin Alexandre Anatolievich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
12	Onuchina Lidia Vladimirovna	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
13	Popov Vladimir Vitalyevich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
14	Kuzyaev Sergei Ivanovich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
15	Tchuvakin Vladimir Georgievich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
16	Martyushev Igor Andreevich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
17	Kovylyaev Valery Nikolaevich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
18	Osipov Alexandre Mikhailovich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
19	Zavidov Vladimir Kuzmich	21.05.1999	Member of administration in virtue of Board of Directors decision № 1/4 of 21.05.1999
20	Kalashnikova Nadezhda Alekseevna	01.10.1999	Member of administration in virtue of Board of Directors decision № 6/4 of 01.10.1999

General Director of OAO "Uralsvyazinform" **V.I. Rybakine**



Exemption No.:82-4545

Министерство связи РФ Ф. 3
КВИТАНЦИЯ № 394
в приеме заказн. письма бандероли авиа (особое назначение)
Куда США
Кому
Принял (подпись)

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd March 20, 2000.

Sincerely yours,

V.Rybakin
General Director



уралсвязьинформ

New Bonds Issue

March 20, 2000, the Russian Securities and Exchange Commission registered an issue of the bonds of Uralsviazinform series 00 (state registration code 4-18-00175-A). Decision on the issue was made by the Board of the company on December 24, 1999.

Uralsviazinform is going to place 250 000 bonds at a total worth of R25 million. Face value of one bond is R100. Maturity term is one year.

Acquainting with the issue outline is available at Communication Services Outlet #96, located at Perm, Lenin St., 68, as well as at CSO #100, Perm, 25th October St., 9. Additional inquiries are handled at +7 3422 343872, +7 3422 388809

Exemption No.:82-4545

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd. July 24, 2001.

Sincerely yours,

V.Rybakine
General Director

UralSvyazInform

68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

July 24, 2001

UralSvyaz Board of Directors calls extraordinary shareholder meeting

The Board of Directors has acknowledged the expediency of the company reorganisation through merging UralSvyazInform with Svyazinform of Chelyabinsk Region, Uraltelecom of Sverdlovsk Region, Tyumentelecom, Elektrosvyaz of Kurgan Region, Yamalelektrosvyaz, Khantymansiyskokrtelecom, and adopted a resolution to hold an extraordinary shareholder meeting.

The Board of Directors approved the drafts of the merger contracts, according to which the general shareholder meeting shall approve the following swap ratios:

Company	wap Ratios
JSC Svyazinform of Chelyabinsk Region	1 316,73752298
JSC Uraltelecom of Sverdlovsk Region	604,55185921
JSC Tyumentelecom	169,26463472
JSC Khantymansiyskokrtelecom	161,22295530
JSC Yamalelektrosvyaz	220,75756257
JSC Elektrosvyaz of Kurgan Region	133,30259734

The extraordinary shareholder meeting will be held on 27.09.2001 at 10:00. The date of drafting the list of shareholders entitled to participate in the extraordinary shareholder meeting was set at 29.07.2001.

The interests of the merging companies are represented by the financial consultant LV Finance.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: neverova@usi.ru

OPEN JOINT-STOCK COMPANY «URALSVYAZINFORM»,

NOTIFIES
that the Extraordinary Meeting of the Company Shareholders
will be held on
September 27, 2001 at 10:00 a.m.
in the building of Toll Exchange,
2, Krupskaya str., Perm

The participants will be registered on September 27, 2001
from 8:00 till 10:00 a.m.
in the building of Toll Exchange, 2, Krupskaya str., Perm

The Agenda of the Extraordinary Shareholder Meeting:

On reorganisation of the open joint-stock company "Uralsvyazinform" in the form of merger with:

- open joint-stock company "Svyazinform" of Chelyabisk Region
- open joint-stock company "Uraltelecom" of Sverdlovsk Region
- open joint-stock telecommunications company of the Khantymansiysk Autonomous Region
- open joint-stock company "Tyumentelecom"
- open joint-stock company "Elektrosvyaz" of Kurgan Region
- open joint-stock company "Yamalelektosvyaz"

and approval of:

- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock company "Svyazinform" of Chelyabisk Region
- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock company "Uraltelecom" of Sverdlovsk Region
- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock telecommunications company of the Khantymansiysk Autonomous Region
- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock company "Tyumentelecom"
- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock company "Elektrosvyaz" of Kurgan Region
- merger agreement between open joint-stock company "Uralsvyazinform" and open joint-stock company "Yamalelektosvyaz".

The persons recorded in Uralsvyazinform shareholders' register as of July 29, 2001 are entitled to participate in the Extraordinary Shareholder Meeting.

The shareholders holding the company's common shares are entitled to vote on the issue of the Extraordinary Shareholder Meeting's Agenda.

You can see the agenda documents at Uralsvyazinform head office, in office # 302, 68 Lenin str., Perm, 614096, Russia, tel: +7 (3422) 331-081, or +7 (3422) 905 897 on working days from 8.30 till 17.30.

A shareholder (a shareholder's attorney) has the right to participate in the voting on the agenda item by forwarding his Resolutions by certified mail to: 68, Lenin str., Perm 614096, Russia, office 302. The cutting date of receiving the Resolutions is September 24, 2001.

The votes sent by the said Resolutions will be taken into account to secure a quorum and to sum up the results of voting if the Company receives them two days prior to the AGM date, i.e. not later than September 24, 2001. The Resolution is considered valid if only one voting option is marked off. The Resolution should bear the shareholder's (shareholder's attorney's) signature.

To pass registration and participate in the Extraordinary general Shareholder Meeting a shareholder (shareholder's attorney) shall have:

- individual shareholders - identity card, shareholders' attorneys – identity card and the power-of-attorney duly certified in accordance with the clause 4 of article 185 of the Civil Code of the Russian Federation, or notarially attested;
- shareholder-legal person's attorney – identity card and power-of-attorney duly certified in accordance with the clause 5 of article 185 of the Civil Code of the Russian Federation, or notarially attested;
- the Resolution.

In accordance with the articles 75 and 76 of the Federal Law on Joint-Stock Companies, the Company notifies you hereby that owing to putting an item of the company reorganization on the Agenda of the Extraordinary General Shareholder Meeting, in the event the resolution should be adopted, a shareholder voting against the company reorganization or abstaining from the vote on the issue is entitled to receive the par value of all or any part of shares held by him. The redemption of shares will be made at the price of RUR0.18 per one common share.

The demand of redemption of shares shall be submitted in writing by certified mail to the address: 68, Lenin str., Perm 614096, Russia.

The demand shall compulsorily specify the following:

1) a shareholder's domicile (for individuals) or legal/postal address (for legal persons);
2) identity card information (for individuals);
3) the number of the shares to be redeemed from the shareholder;

4) one of the three possible methods of payment: (a) clearing (in this event the shareholder shall specify full bank deposit number to transfer the money to, including the address of the bank division where the account had been opened); (b) postal order, which will be made to the amount due to the shareholder at his cost (in this event the shareholder shall specify the postal order address); (c) payment in cash at the Company's address;

5) shareholder's signature.

Omission or incorrect specification of a single of above-mentioned points may cause the company's refusal to redeem shares.

A shareholder's demand to redeem his shares shall be filed not later than 45 days after the Resolution has been adopted by the Extraordinary General Shareholder Meeting.

The Company shall redeem the shares held by a shareholders filed a demand to redeem them, within 30 days after the stipulated period in the following way:

1) within 15 days after the said period (45 days) the company shall prepare the list of shareholders, who duly filed the redemption of their shares, and provide the shareholders with the document forms on the property right transfer;

2) within 15 succeeding days the Company shall effect the redemption of shares from shareholders included in the said list with respect to their claims and on the basis of the property right transfer.

In accordance with the clause 5 of article 76 of the Federal Law on Joint-Stock Companies the total amount of funds allocated by the Company for redemption of shares from shareholders may not exceed 10% of the value of net assets on the date the Extraordinary Shareholder Meeting makes the decision on the merger. In the event that the total number of the Company's shares in relation to which redemption demands have been made exceeds the number of the Company's shares that can be redeemed subject to the above restriction, the shares shall be redeemed from shareholders in proportion to the demands filed.

You are kindly requested to confirm your participation in the Shareholder Meeting before September 22, 2001.

The «Uralsvyazinform» Board of Directors

Exemption No.:82-4545

29-15-110 от 22.05.01
Чиуб

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd May 11, 2001.

Sincerely yours,


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
РОССИЯ ПЕРМЬ
УРАЛСВЯЗЬИНФОРМ

V.Rybakine
General Director

UralSvyazInform

68 Lenin St. Perm Russia 614096 Tel. (3422) 34-12-00, fax (3422) 34-33-36
www.uralsviazinform.ru

May 11, 2001

Board of Directors Approves the AGM Agenda

UralSvyazInform Board of Directors has taken a decision to hold the Annual General Meeting on June 15, 2001 at 10.00 a.m. at the Toll Exchange located on 2, Krupskaya Street, Perm.

The following AGM Agenda has been approved:

1. Setting up the Calculation Commission. Approving the Calculation Commission members.
2. Approving the annual report, balance sheet, profit and loss statement, 2000 profit and loss allocation and planned 2001 profit and loss allocation.
3. Board of Directors members election.
4. Defining the maximum number of the authorized common and preferred shares.
5. Making amendments in the Company Charter and their approval.
6. Quantification of the 2000 dividends and determining the order and time of their payment.
7. Approving a new edition of the Company Regulation of the Revision Commission.
8. Termination of the powers of the Revision Commission Members. Election of the Revision Commission Members.
9. Approving the Company Auditor for 2001

The Board of Directors has recommended the annual general shareholder meeting to take a resolution about paying the 2000 annual dividends in amount of RUR0.001 per one common share. Payment of dividends shall be done in cash from July, 16 till the end of financial year 2001.

Owing to the Urals Region telecoms consolidation the Board of Directors has taken a decision to recommend the annual general shareholder meeting to increase the number of authorized common shares up to 35bl. shares and to stipulate in the Company Charter the authorized preferred shares in the amount of 15bl. Shares.

The persons listed in the Company shareholder register as of April 27, 2001 are entitled to participate in the UralSvyazInform annual general shareholder meeting.

Investor Relations Dept.
Tel.: (3422) 90 58 63
Fax: (3422) 34 33 36
e-mail: neverova@usi.ru

Exemption No.:82-4545

28-1-75 от 19.04.00

The U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop
Washington, D.C. 20549
U.S.A.

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on corporate actions dd April 10, 2000.

Sincerely yours,

V.Rybakin
General Director






уралсвязьинформ

Россия 614096 г.Пермь ул.Ленина 68 тел.(3422) 90-58-63, факс (3422)34-33-36
www.uralsviazinform.ru

The Board of Directors has taken the decision to hold the Annual General Meeting of Shareholders.

On April 10, 2000 the Board of Directors of Uralsvyazinform has taken the decision to hold the Annual General Meeting of Shareholders on May 26, 2000 at 10:00. The venue is the Toll Exchange building, 2 Krupskaya str., Perm.

The record date is April 10, 2000. It was decided to hold AGM by joint shareholders attendance.

OPEN JOINT-STOCK COMPANY «URALSVYAZINFORM»,

NOTIFIES
that the Annual General Meeting of the Company Shareholders will be held on
May 26, 2000 at 10:00 a.m.
in the building of Toll Exchange,
2, Krupskaya str., Perm.

The participants will be registered from 8:00 till 9:55 a.m.

The Board of Directors has approved the following agenda:

1. Approval of the Calculation Commission.
2. Approval of the Annual Report, balance sheet, Company profit and loss items, profit and loss distribution in 1999 and the planned profit and loss distribution in 2000
3. Members of the Board of Directors election.
4. Introducing changes and amendments into the Company Charter.
5. Approval of a new edition of the Company Charter.
6. Introducing changes and amendments into the Board of Directors Regulations
7. Dividends payment for 1999, their amount terms and procedure.
8. Additional election of the members of the Company Revision Commission.
9. Approval of the Company's auditors.

The persons recorded in Uralsvyazinform shareholders' register as of April 10, 2000 have the right to take part in the AGM.

Coming to the Meeting the shareholders should have the identity card and voting Resolutions, and the shareholders' representatives, apart from that, should have the power of attorney duly certified.

You can see the agenda documents at Uralsvyazinform head office, in office # 302, 68 Lenin str., Perm, 614096, Russia, tel: +7 (3422) 331-081, or +7 (3422) 905 863 on working days from 8.30 to 17.30.

Please be advised that the cut-off date is May 16.2000.

A shareholder has the right to take part in a voting on the agenda by sending his Resolutions to: 68, Lenin str., Perm, Russia, office 302. The votes sent by the above-mentioned Resolutions will be taken into account to secure a quorum and to sum up the results of voting provided that the Company receives them two days prior to the AGM date, i.e. not later than May 24, 2000 , 10:00 a.m.